Exhibit 99.5

BUDGET 2026

SECURING B.C.'S FUTURE

BUDGET AND FISCAL PLAN | 2026/27 – 2028/29

BRITISH COLUMBIA | StrongerBC

WWW.BCBUDGET.CA

This page intentionally left blank.

Budget and Fiscal Plan

2026/27 – 2028/29

February 17, 2026

National Library of Canada Cataloguing in Publication Data
British Columbia.
Budget and fiscal plan. –- 2002/03/2004/05-
Annual
Also available on the Internet.
Continues: British Columbia. Ministry of Finance and
Corporate Relations. Budget ... reports. ISSN 1207-5841
ISSN 1705-6071 = Budget and fiscal plan — British Columbia.
1. Budget — British Columbia — Periodicals. 2. British
Columbia — Appropriations and expenditures — Periodicals.
I. British Columbia. Ministry of Finance. II. Title.
HJ12.B742 352.48’09711’05 C2003-960048-3

BUDGET AND FISCAL PLAN 2026/27 to 2028/29
February 17, 2026	TABLE OF CONTENTS

Attestation by the Secretary to Treasury Board

Summary		1

Part 1: Three Year Fiscal Plan
Introduction		7
Expense		9
Consolidated Revenue Fund Spending		9
Protecting the Services People Rely On		9
Investing in Economic Growth and Security		19
Making Neighbourhoods and Communities Safer		24
BC Public Service		26
Spending Recovered from Third Parties		36
Transfers to Service Delivery Agencies		36
Service Delivery Agency Spending		36
Revenue		40
Major Revenue Sources		42
Capital Spending		49
Taxpayer-Supported Capital Spending		49
Projects Over $50 Million		56
Provincial Debt		71
Risks to the Fiscal Plan		74

Topic Boxes:
Investments in Health Care		12
Expenditure Management and Efficiency Review		27
Look West: Jobs and Prosperity for a Strong B.C. and Canada		31
Investments in Clean Energy		47
Building a Secure and Sustainable B.C.		66

Tables:
1.1	Three Year Fiscal Plan	7
1.2.1	Protecting Core Services People Rely On	9
1.2.2	Investments in the Health Care System	11
1.2.3	Children and Youth with Supports Needs Redesign	17
1.2.4	Skilled Workforce Investments	20
1.2.5	Making Neighbourhoods and Communities Safer	25
1.3	Expense by Ministry, Program and Agency	38
1.4	Revenue by Source	39
1.5.1	Comparison of Major Factors Underlying Revenue	41
1.5.2	Provincial Income Tax Revenue	42

Budget and Fiscal Plan - 2026/27 to 2028/29	| i

1.5.3	Corporate Income Tax Revenue	42
1.5.4	Sales Tax Revenue	43
1.5.5	Federal Government Contributions	46
1.6	Capital Spending	49
1.7	Provincial Transportation Investments	54
1.8	Capital Expenditure Projects Greater Than $50 Million	60
1.9	Provincial Debt Summary	71
1.10	Provincial Borrowing Requirements	73
1.11	Provincial Debt Changes	73
1.12	Key Fiscal Sensitivities	74

Part 2: Tax Measures

B.C. Tax Updates		80
Tax Measures – Supplementary Information		81

Tables:
2.1	Summary of Tax Measures	79

ii |	Budget and Fiscal Plan - 2026/27 to 2028/29

Part 3: British Columbia Economic Review and Outlook
Summary		89
British Columbia Economic Activity and Outlook		90
U.S. Tariff Assumptions		91
Labour Market		92
Demographics		93
Consumer Spending and Inflation		94
Housing		97
Business and Government		99
External Trade and Commodity Markets		101
Risks to the Economic Outlook		103
External Outlook		104
Canada		104
United States		107
Asia		109
Europe		110
Financial Markets		111
Interest Rates		111
Exchange Rate		112

Tables:
3.1	British Columbia Economic Indicators	90
3.2	Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	106
3.3	U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	108
3.4	Private Sector Canadian Interest Rate Forecasts	112
3.5	Private Sector Exchange Rate Forecasts	113
3.6.1	Gross Domestic Product (GDP): British Columbia	114
3.6.2	Selected Nominal Income and Other Indicators: British Columbia	115
3.6.3	Labour Market Indicators: British Columbia	115
3.6.4	Major Economic Assumptions	116

Topic Box:
The Economic Forecast Council, Budget 2026		117

Budget and Fiscal Plan - 2026/27 to 2028/29	| iii

Part 4: 2025/26 Updated Financial Forecast (Third Quarterly Report)
Introduction		121
Revenue		123
Expense		123
Contingencies		124
Government Employment (FTEs)		124
Provincial Capital Spending		125
Provincial Debt		126
Risks to the Fiscal Forecast		127
Supplementary Schedules		127

Tables:
4.1	2025/26 Forecast Update	121
4.2	2025/26 Financial Forecast Changes	122
4.3	2025/26 Capital Spending Update	125
4.4	2025/26 Provincial Debt Update	126
4.5	2025/26 Operating Statement	127
4.6	2025/26 Expense by Ministry, Program and Agency	128
4.7	2025/26 Revenue by Source	129
4.8	2025/26 Expense by Function	130
4.9	2025/26 Capital Spending	131
4.10	2025/26 Provincial Debt	132
4.11	2025/26 Statement of Financial Position	133

Appendix		135

iv |	Budget and Fiscal Plan - 2026/27 to 2028/29

February 17, 2026

As required by Section 7(1)(d) of the Budget Transparency and Accountability Act, I confirm that Budget 2026 contains the following elements:

•	Fiscal forecasts for 2026/27 to 2028/29 (provided in Part 1) and economic forecasts for 2026 to 2030 (provided in Part 3).

•	A report on the advice received from the Economic Forecast Council (EFC) in December 2025 (updated in January 2026) on the economic growth outlook for British Columbia, including a range of forecasts for 2026 and 2027 (see Part 3, page 117).

•	Material economic, demographic, fiscal, accounting policy, and other assumptions and risks underlying Budget 2026 economic and fiscal forecasts. In particular:

—	British Columbia’s economic outlook reflects continued uncertainty in global trade and lower population growth as a result of the federal government’s immigration policies. The Budget 2026 economic projections for British Columbia are within the range of the outlook provided by the Economic Forecast Council. Growth assumptions for the province’s major trading partners are prudent to reflect external risks.

—	The economic forecast incorporates the estimated effect of some fiscal policy measures announced in Budget 2026, and the effect of full budget policy measures will be incorporated in the updated economic forecast in the First Quarterly Report. This practice reflects that budget policy measures are generally not finalized while the economic forecast is being developed.

—	The corporate income tax revenue forecast is based on projections for national corporate taxable income provided by the federal government.

—	Natural gas royalty forecasts continue to adopt a lower natural gas price forecast compared to the private sector average in order to maintain prudence against volatility.

—	The fiscal plan includes three-year financial projections for school districts, post-secondary institutions and health authorities, based on plans submitted by those entities to the Ministries of Education and Child Care, Post-Secondary Education and Future Skills, and Health, respectively, and for other service delivery agencies and commercial Crown corporations.

—	The fiscal plan includes Contingencies vote estimates, totalling $5 billion in each year of the fiscal plan for which spending requirements cannot be estimated with certainty. This allocation reflects funding set aside for uncertain or unforeseen matters, future initiatives, caseload pressures, and collective bargaining mandate costs. Budget 2025 expenditure management targets for 2026/27 onwards have now been reflected in ministry base budgets. The fiscal plan does not include the provision of a forecast allowance.

Budget 2026 and the three-year fiscal plan reflect directions and decisions of Cabinet, Treasury Board and the Minister of Finance.

To the best of my knowledge, Budget 2026 and the three-year fiscal plan conforms to the standards and guidelines of generally accepted accounting principles for senior governments as outlined in Note 1 of the 2024/25 Public Accounts.

I thank the staff in government ministries and agencies for their contribution to this document. I especially acknowledge and thank staff in the Ministry of Finance, whose professionalism, commitment and expertise were essential to the completion of this budget and fiscal plan.

/s/ Douglas S. Scott
Douglas S. Scott
Deputy Minister and Secretary to Treasury Board

Budget and Fiscal Plan - 2026/27 to 2028/29

This page intentionally left blank.

SUMMARY   |   BUDGET AND FISCAL PLAN - 2026/27 to 2028/29

	Updated Forecast	Budget Estimate	Plan	Plan
($millions)	2025/26	2026/27	2027/28	2028/29
Revenue	85,082	85,523	88,578	91,754
Expense	(94,696)	(98,832)	(100,743)	(103,191)
Deficit	(9,614)	(13,309)	(12,165)	(11,437)
Capital Spending:
Taxpayer-supported capital spending	12,467	13,664	13,117	10,885
Self-supported capital spending	4,606	5,013	5,048	5,194
Total capital spending	17,073	18,677	18,165	16,079
Provincial Debt:
Taxpayer-supported debt	116,540	142,897	166,906	189,019
Self-supported debt	37,519	40,477	42,949	45,540
Total debt	154,059	183,374	209,855	234,559
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	26.1%	30.6%	34.4%	37.4%
Deficit-to-GDP ratio	2.2%	2.9%	2.5%	2.3%
Interest bite (cents per dollar of revenue)	4.9	6.2	7.3	8.2

Economic Forecast:	2025	2026	2027	2028
Real GDP growth	1.5%	1.3%	1.8%	1.9%
Nominal GDP growth	4.1%	4.4%	4.1%	4.2%

Securing B.C.’s Future

Budget 2026 makes careful choices to protect what matters most and secure B.C.’s future.

Over the last eight years, the B.C. government has focused on the foundations of a strong province by expanding access to family doctors, more affordable housing, easing everyday costs for families through lower cost child care and the BC family benefit, and investing in building the hospitals, schools and roads people rely on.

Budget 2026 protects these gains while also facing a tough reality.

Global uncertainty is slowing growth everywhere. Global instability and volatile commodity prices are putting pressure on public finances.

While the government takes action to grow the economy and invest in B.C.’s future by doubling trades training and supporting major job-creating projects, government must also be disciplined about the choices ahead to safeguard critical services.

Budget 2026 makes realistic choices to raise revenue, making the public sector more efficient to ensure more dollars reach the front lines. At the same time, it focuses on protecting services, keeping taxes low for working families, and strengthening B.C.’s finances for the long term.

Protecting Your Services

Primary Care and Healthcare

Budget 2026 provides over $2.8 billion in new funding over three years to protect, strengthen and expand B.C.’s health care system, including acute care, community care, long-term care, mental health and addictions, and services provided through regional health authorities and other service delivery agencies. Budget 2026 also includes $131 million in new funding for mental health and addictions treatments, implementing recommendations made by the Province’s Chief Scientific Officer, Dr. Daniel Vigo.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 1

Summary

Increasing Student Supports

Budget 2026 also provides new funding of $634 million, over three years, for the K-12 school system. This includes funding for the Classroom Enhancement Fund for additional teachers, special education teachers, and teacher psychologists and counsellors for students with support needs.

Child Care

Government is continuing its historic investments in child care by investing $330 million over three years to support B.C. families with affordable child care through programs like the Child Care Fee Reduction Initiative. Budget 2026 also includes $25 million in capital and operating spending over the next three years for school districts to use for equipment and capital upgrades to support more before and after school care.

Children and Youth with Support Needs

Budget 2026 invests $475 million in new funding over three years for children and youth with support needs by providing direct funding to families, strengthening services, expanding choice for families, and improving coordination across health, education, and community systems. A modernized system will be delivered, building on what already works for families – more flexible, more streamlined, more equitable, and better aligned with the diverse needs of children and youth.

Making Communities Safer

Budget 2026 provides $139 million over three years to provide more community-specific supports to respond to public safety concerns related to repeat, violent offenders and chronic property crime in B.C. communities – including the new Chronic Property Offending Intervention Initiative. Funding also helps to build capacity to ensure timely access to justice and other public safety programs.

Government will continue to ensure police have resources to combat extortion threats, including supports for victims and expanding the Provincial Forensic Firearms Lab to help accelerate investigations and charge approvals.

Expenditure Management

Government continues the important work of reviewing spending to achieve expenditure management targets and ensure public program and service delivery is efficient, effective and affordable over the long term. Government has exceeded initial targets set in Budget 2025 through operational savings and program moderation. Looking ahead, Budget 2026 focuses on continued savings and a more efficient government through administrative and space consolidations, cutting non-essential spending, while protecting frontline jobs and services. This includes government’s commitment to reduce the size of the public sector by 15,000 FTEs over the three-year fiscal plan. By making careful choices and reinvesting savings into protecting core services, new funding in Budget 2026 is at levels more comparable to pre-pandemic Budget 2020.

For more details, see the Expenditure Management and Efficiency Review topic box starting on page 27.

Updating Taxation

Tax revenues are the primary source of provincial revenue used to fund the services British Columbians rely on. As a part of government’s long-term efforts to keep up with service demands and improve the fiscal outlook, government has taken careful decisions in Budget 2026 to increase provincial revenue by updating tax programs to reflect B.C.’s economy, get better results for people and to prevent cuts to critical services. Starting the 2026 tax year, government is increasing the tax rate of the first income tax bracket by 0.54 percentage points, while offsetting the extra cost for lower-income earners. The budget also pauses tax bracket indexing from 2027 through 2030.

2 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Summary

Government continues to help people with costs through measures like the BC Family Benefit, more affordable child care, and lower car insurance rates.

Further details are provided in Part 2: Tax Measures starting on page 79.

Sustaining Capital Spending for the Future

The Province is continuing to build the infrastructure required to meet the needs of British Columbians with taxpayer-supported capital plan allocations of $37.7 billion over the next three years. This, coupled with $15.3 billion in self-supported capital projects, will help support the construction sector. After years of building up infrastructure to close gaps and strengthen services, B.C. is adjusting the pace of the capital plan. Re-pacing the capital plan will provide more fiscal sustainability and predictability and will allow infrastructure investments to continue over the longer term.

For more information on government’s capital planning approach, see the topic box on page 66.

Growing the Economy

Look West: Jobs and Prosperity for a Stronger BC and Canada sets a target to attract $200 billion in new private sector investments over the next decade, ensuring British Columbia is at the forefront of delivering nation building projects that create good jobs, raise revenues to pay for services, and strengthen government’s long-term fiscal outlook.

Budget 2026 includes $283 million in new funding over three years to support the commitments set out in this targeted plan. Of this, $241 million over three years will double funding for trades training and SkilledTradesBC, giving tens of thousands of British Columbians the chance to earn more, build careers, and step into good jobs.

A new $400 million British Columbia Strategic Investments Special Account will set B.C. up to co-invest and work collaboratively with the Government of Canada as it invests billions of dollars to secure Canada’s sovereignty, along with the jobs and economic opportunities these projects will bring.

Building on the past three years of progress in speeding up and streamlining permitting, Budget 2026 invests over $40 million in additional funding over three years to provide stable, ongoing funding that strengthens permitting capacity across the natural resource and tourism sectors. This investment supports government’s broader strategy to modernize permitting and regulatory frameworks by removing barriers, delays, and duplication for businesses.

Government has made significant investments in building up a world-class talent pool by focusing on advancing technology and innovation as a major economic driver and job creator in B.C. Provincial programs such as the Integrated Marketplace Initiative are helping companies start up and grow, and delivering the infrastructure needed to participate in the sector.

Government is taking more action to support business investments in Budget 2026 by introducing a new temporary manufacturing and processing investment tax credit to encourage investments in buildings, machinery and equipment used in manufacturing and processing. The Province is also aligning the B.C. Scientific Research and Experimental Development tax credit with recent federal changes to expand access and encourage businesses to conduct research and development in B.C. and Canada.

The Province will carefully explore the suitability of adopting a patent box regime for the life sciences sector. The approach could offer companies lower taxes on profits generated from research and development that was developed and patented in Canada.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 3

Summary

Economic Outlook

B.C.’s economy saw mixed performance among sectors in 2025 amid U.S. tariffs and related global economic uncertainty, and declining B.C. population growth. Consumer spending on goods was strong through the first half of the year but has weakened in recent months. The Bank of Canada lowered interest rates last year and inflation has remained within their target range. Residential construction remained above average in 2025 despite declining from the high levels of activity seen in recent years, and home sales were subdued in 2025. Meanwhile, investment saw steady growth despite headwinds from economic uncertainty. B.C.’s exports have been resilient amid U.S. tariffs and were unchanged compared to the prior year.

The Ministry of Finance estimates that B.C.’s economy expanded by 1.5 per cent in 2025. Looking ahead, the economy is forecast to grow by 1.3 per cent in 2026 before increasing to 1.8 per cent in 2027. Modest growth is expected over the next two years due to trade uncertainty, as well as impacts from the federal government’s reduced immigration targets. As the economy adjusts to these factors, economic growth is expected to improve over the medium-term as immigration levels normalize and uncertainty over trade subsides. Over the medium-term (2028 to 2030), real GDP growth is expected to average 2.1 per cent annually.

Overall, the Budget 2026 near-term forecast for B.C. real GDP growth is prudent compared to the average outlook provided by the Economic Forecast Council (EFC), while the medium-term outlook is within the range provided by the EFC.

Budget 2026 Economic Forecast

B.C. real GDP (annual per cent change)

Sources: B.C. Ministry of Finance; Economic Forecast Council

Among provinces, B.C.’s economic growth is expected to be tied for fourth in 2026 and tied for second in 2027, according to private sector forecasters (a subset of the EFC that regularly forecasts economic performance in all provinces, as of January 16, 2026).

Fiscal Outlook and Debt

Taxpayer-supported debt is forecast to end 2025/26 at $116.5 billion by March 31, 2026, down $2.2 billion from Budget 2025 due to improved operating results and lower capital spending. As a result, taxpayer-supported debt-to-GDP is also expected to be lower at 26.1 per cent, compared to 26.7 per cent last budget.

Debt levels are expected to increase over the fiscal plan period to finance operating and capital requirements. Taxpayer-supported debt is forecast to be $189.0 billion by 2028/29 while continuing to remain affordable and low relative to other jurisdictions.

Debt Affordability Among Provinces

* Net-liabilities to GDP is used for inter-provincial comparison due the availability of public information. Figures were sourced from each jurisdiction’s latest fiscal or economic update published from February 2025 through November 2025. B.C. figures are based on the Budget 2026 forecast.

As a result of careful choices, Budget 2026 protects commitments and investments made over the last eight years, while achieving a path of declining deficits from 2026/27. As a result, government is showing a downward trending deficit-to-GDP ratio falling from 2.9 per cent in 2026/27 to 2.3 per cent by 2028/29.

4 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Summary

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

•	Continued uncertainty around restrictive global trade policies, U.S. tariffs, and renewal of the Canada-United States-Mexico Agreement;

•	Immigration and population volatility;

•	Weaker global economic activity and ongoing geopolitical conflicts, which contribute to the potential volatility in the economic and fiscal outlooks;

•	Increased costs and demands for government services, such as health care, social programs or recovery from climate related disasters; and

•	Changes in timing of capital projects and related spending, which may be influenced by several factors, such as market conditions and weather.

To mitigate against unexpected and unknown costs, the Contingencies Vote includes allocations of $5 billion in each year of the fiscal plan. This includes funding to address caseload pressures, cost increases related to a new collective bargaining mandate and emerging priorities. Budget 2026 does not include the provision of a forecast allowance.

Conclusion

Budget 2026 takes careful steps to protect our services and economic prospects in a time of continuing global economic uncertainty. Government is protecting the services people rely on and making investments in B.C.’s long-term economic growth while working to improve the fiscal plan over the longer term.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 5

This page intentionally left blank.

PART 1 | THREE YEAR FISCAL PLAN

Table 1.1 Three Year Fiscal Plan
	Updated Forecast	Budget Estimate	Plan	Plan
($millions)	2025/26	2026/27	2027/28	2028/29
Revenue	85,082	85,523	88,578	91,754
Expense	(94,696)	(98,832)	(100,743)	(103,191)
Deficit	(9,614)	(13,309)	(12,165)	(11,437)
Capital spending:
Taxpayer-supported capital spending	12,467	13,664	13,117	10,885
Self-supported capital spending	4,606	5,013	5,048	5,194
Total capital spending	17,073	18,677	18,165	16,079
Provincial Debt:
Taxpayer-supported debt	116,540	142,897	166,906	189,019
Self-supported debt	37,519	40,477	42,949	45,540
Total debt	154,059	183,374	209,855	234,559
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	26.1%	30.6%	34.4%	37.4%
Deficit-to-GDP ratio	2.2%	2.9%	2.5%	2.3%
Interest bite (cents per dollar of revenue)	4.9	6.2	7.3	8.2

Introduction

Budget 2026 takes action to protect services and grow the economy to help secure B.C.’s future. Budget 2026 invests $3.9 billion more in operating funding across the fiscal plan to protect key public services in the areas of health, education, and social services, while taking steps to manage finances closely. Projected deficits decline over the fiscal plan period from $13.3 billion in 2026/27 to $11.4 billion in 2028/29, and debt metrics are expected to increase but remain affordable relative to other jurisdictions. Government is making disciplined choices during a time of economic uncertainty to help protect health, education, and social services and grow the economy.

Government’s consolidated operating expense totals $98.8 billion in 2026/27, $100.7 billion in 2027/28 and $103.2 billion in 2028/29. The Contingencies Vote includes $15 billion over the three-year fiscal plan for spending uncertainties related to new and existing programs as well as unforeseen events. The revenue forecast rises from $85.5 billion in 2026/27 to $91.8 billion in 2028/29, with modest growth incorporating additional revenue measures as well as impacts from the economic forecast, year-to-date information, and natural-resource activity and commodity price expectations.

Capital spending on schools, post-secondary facilities, housing, health care facilities, highways, bridges, and other taxpayer-supported infrastructure, is expected to be $37.7 billion over the three-year fiscal plan period. Self-supported capital spending by commercial Crown corporations is estimated at $15.3 billion over the next three years, mainly for electric generation and transmission projects. These commercial investments will support future growth while contributing to a clean and inclusive economy.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 7

THREE YEAR FISCAL PLAN

Government’s operating funding initiatives are discussed in the expense section starting on page 9. Details on the government’s revenue forecasts are provided in the revenue section, starting on page 40. The capital investments section begins on page 49, which is followed by the debt section on page 71 and a discussion on the risks to the fiscal plan on page 74.

Government remains committed to incorporating Gender Based Analysis (GBA+) into its policy and budget processes. Budget 2026 continues to support meaningful reconciliation with Indigenous Peoples.

8 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Expense

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (core government) planned spending over the three-year fiscal plan is $85.6 billion in 2026/27, $88.0 billion in 2027/28, and $89.2 billion in 2028/29 as shown in Table 1.3 on page 38. To mitigate against unexpected and unknown costs, the Contingencies Vote includes allocations of $5.0 billion in each year of the fiscal plan. This includes funding to address caseload pressures, compensation increases related to the Balanced Measures Mandate, as well as unexpected costs and risks that may arise.

Budget 2026 includes ministry net budget increases of $3.9 billion across the three-year fiscal plan primarily to support key public services such as health, education and social services. This increase also includes existing funding re-directed to fund new and existing programs. Government is also making targeted investments to help reduce costs, deliver more homes faster and support critical infrastructure needs such as hospitals, schools and transit systems. Funding decisions are underpinned by government’s commitment to continue working toward true and meaningful reconciliation by supporting opportunities for Indigenous Peoples to be full partners in the inclusive and sustainable province we are building together.

Protecting the Services People Rely On

A stronger B.C. for everyone means delivering and protecting the services people rely on, particularly as the complexity and variety of needs continues to expand. Government continues to make significant investments across critical services with over $5.1 billion to strengthen and protect health care, K-12 education, and social supports for people who need care and assistance.

Table 1.2.1 Protecting Core Services People Rely On

($millions)	2026/27	2027/28	2028/29	Total
Health, mental health and addictions care	408	586	1,775	2,769
K-12 education	180	227	227	634
Child Care	90	110	130	330
New supports for children and youth with support needs	157	133	185	475
Children and Youth in Care and Alternative Care	135	170	173	478
Improved disability assistance for couples	17	17	18	52
Income, disability, supplementary assistance	44	(11)	88	121
Community Living BC	84	84	84	252
Total[1]	1,115	1,316	2,680	5,111

Tables may not sum due to rounding

1Total includes gross spending increases, Contingencies funding, and tax measures (new disability supplement

Budget and Fiscal Plan - 2026/27 to 2028/29	| 9

THREE YEAR FISCAL PLAN

Strengthening and Safeguarding the Health Care System

Health care continues to be the single largest investment made by the Province as B.C.’s population ages and needs become more complex. Health care spending is forecast to continue to grow at a rate of 3.1 per cent annually in each year of the fiscal plan. This includes funding to recruit and train more health care professionals such as doctors, nurses, and long-term care support workers. This funding will support the opening and ongoing operation of new hospitals and major health capital projects as well as new approaches to mental health and addictions care, supporting the most vulnerable.

For more information about government’s investments in the health care system and recent progress, see the topic box starting on page 12.

Caseload and Primary Care

Budget 2026 provides more than $2.3 billion in new funding over three years to increase health system capacity and support growing demand for services across the full range of health services. This funding addresses the rising costs of health care providing continued support for surgeries, cancer care, pharmacare, and the many services provided by health care workers. Caseload and primary care funding supports services delivered in a variety of health care settings including hospitals and harnesses the progress to date across primary care networks, urgent primary care centres, and community health centres.

Budget 2026 maintains funding implemented in Budget 2025 of $34 million annually to continue equitable and affordable access to in vitro fertilization (IVF) for hopeful parents throughout British Columbia. The continuation of this program will allow approximately 1,800 families annually to receive up to $19,000 towards a single standard cycle of IVF treatment at participating B.C. fertility clinics.

Strengthening and Stabilizing Mental Health Care Services

Building on past investments in mental health and addictions care and guided by recommendations made by the Province’s Chief Scientific Officer, Dr. Daniel Vigo, Budget 2026 includes $131 million in new funding for mental health and addictions treatment. This funding will provide intensive, specialized mental health and addictions services to individuals with concurrent challenges of complex mental illness, addictions, and acquired brain injuries. Funding will support the implementation of Assertive Community Treatment teams and involuntary treatment beds in Prince George, Maple Ridge and Surrey.

Since 2017, B.C. has added 829 new publicly funded adult and youth withdrawal management, sobering and assessment, transition, treatment and supportive recovery beds. Previous investments in mental health and addictions treatment continues in Budget 2026 including funding for 3,785 treatment and recovery beds, 19 Foundry spaces in communities across B.C., Road to Recovery initiatives supporting numerous public sector and non-profit service providers, supports for children and youth, and Indigenous led treatment and recovery initiatives.

Strengthening Seniors Care

Budget 2026 includes ongoing funding to support the recent memorandum of agreement between the Ministry of Health, the Health Employers Association of B.C. (HEABC) and the Facilities Bargaining Association to bring eligible care-home operators into HEABC membership, ensuring workers are covered by an HEABC-negotiated collective agreement. This agreement supports over 5,000 workers, providing fair wages, benefits and protections, while strengthening care for seniors. This transition reinforces consistent provincial labour standards across the sector, strengthens the workforce and promotes high-quality and reliable care for seniors and people with complex health needs.

10 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Budget 2026 also provides $35 million over three years to the Ministry of Housing and Municipal Affairs to support Independent Living BC. This funding will continue rental housing supports for low and moderate income seniors who require assistance to live independently.

Efficiency in the Healthcare System

Throughout the 2025/26 fiscal year, government has been engaged in a comprehensive expenditure management exercise with the goal of identifying opportunities to improve system efficiencies, reduce administrative costs, and prioritize funding to frontline services.

As part of government’s review of health authorities, $60 million has already been identified in annual savings through the reduction of more than 1,100 existing or planned positions. Looking forward within the health sector, government has identified over $200 million in annual spending to be reinvested in core service areas. Had this work not been undertaken, an additional $780 million over three years would have been needed to support the province’s health care system.

Table 1.2.2 - Investments in the Health Care System

($ millions)	2026/27	2027/28	2028/29	Total
Caseload and Primary Care	311	449	1,591	2,351
In Vitro Fertilization	34	34	34	102
Chief Scientific Officer Recommendations	26	41	64	131
Strengthening Seniors Care	37	62	86	185
Total	408	586	1,775	2,769
Efficiency in the Health Care System	(260)	(260)	(260)	(780)

Table may not sum due to rounding
Includes allocations funded from the Contingencies Vote
Efficiency funding represents amounts that have been reallocated to other items within the healthcare system, not reductions in funding

Securing Federal Partnerships for Health Care

Budget 2026 includes $2.2 billion, over three years, in targeted federal funding for health services. This includes $447 million under the Aging with Dignity agreement in support of seniors to help address complex medical conditions outside the hospital setting, improving the safety and quality of long-term care facilities and supporting the long-term care workforce. The federal government will also provide an additional $653 million to fund expanded public coverage for diabetes and hormone replacement therapy. Finally, the Province is projecting to receive $1.1 billion over three years for the anticipated extension of the Working Together to Improve Health Care for Canadians agreement. This is in addition to federal funding received through the Canada Health Transfer.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 11

THREE YEAR FISCAL PLAN

Investments in Health Care

Budget 2026 affirms the Province’s commitment to prioritizing the health of British Columbians by investing to meet demand for health care services across the continuum of care. Investments will support connecting more residents to primary care providers and sustain supports for B.C.’s health care workforce. Funding will also support the opening of new and enhanced health facilities across the province and continue expansion of specialized mental health and addictions services.

New and Enhanced Facilities

Budget 2026 will support the planning, development, and operations of new or renovated hospitals, long-term care homes, and cancer centres. Examples include the new St. Paul’s Hospital in Vancouver, the Royal Columbian Hospital redevelopment in New Westminster, and the Cowichan District Hospital replacement on Vancouver Island. These investments will expand access to modern, quality services and ensure the system remains responsive to population needs. Health sector infrastructure investments are further described on page 51.

Expanding Mental Health and Addictions Services

Budget 2026 sustains funding to support the continued expansion of mental health and addictions services across the Province, including the Road to Recovery expansion, the development of new Foundry Centres, and the implementation of Integrated Child and Youth Teams.

Since 2017, B.C. has added 829 new publicly-funded adult and youth withdrawal management, sobering and assessment, transition, treatment and supportive recovery beds. Budget 2026 also invests more than $131 million over three years to address the recommendations from the Chief Scientific Advisor for psychiatry, toxic drugs, and concurrent disorders. These investments will support the expansion of Assertive Community Treatment teams and increase the number of specialized treatment beds for involuntary care in Prince George, Maple Ridge and Surrey.

Improving System Access and Stability

Government has taken steps to improve system access and stabilize the health sector — work that will continue over the next three years. Since 2023, more than 587,000 people have been newly attached to a family doctor or nurse practitioner. In 2025 alone, over 4,200 people were newly attached per week. If this attachment rate continues, an additional 650,000 people will be newly attached to a family doctor or nurse practitioner over the next three years.

In July 2025, the Province launched a publicly funded in vitro fertilization (IVF) program to support B.C. residents on their path to parenthood. As of December 2025, over 1,500 individuals had funding approved for eligible IVF services, making IVF care more affordable and accessible for hopeful parents throughout B.C.

12 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Budget 2026 sustains investments in B.C.’s Health Human Resource Strategy, continuing the significant progress made over the past several years to recruit, retain and train health care workers.

Since 2017, B.C.’s healthcare workforce has grown across all practitioner types, exceeding B.C.’s average population growth:

—	31.0 per cent increase in the physician workforce, including family physicians and specialists.

—	23.1 per cent increase in the nursing workforce, representing growth in Registered Nurses, Licensed Practical Nurses, Registered Psychiatric nurses, and Nurse Practitioners. This includes over 4,700 nurses added since the announcement of minimum nurse to patient ratios in 2022.

—	33.3 per cent increase in allied health professionals, leading Canada in growth for pharmacists, occupational therapists, and physiotherapists.

Following a targeted marketing campaign, B.C. has received thousands of applications from U.S. doctors, nurses and health workers — at the last update, over 140 of them had already accepted job offers in the province, and the number of applications and accepted job offers continue to rise.

B.C. is the first jurisdiction in Canada to roll out minimum nurse-to-patient ratios, with the goal of improving the delivery of patient care, providing better working conditions for nurses, and supporting a stronger health sector. More than 85 per cent of the first wave of ratios are expected to be activated in B.C. hospitals by March 31, 2026, and are already showing positive signs for recruitment and retention. Over the last three years since government announced the ratios, the number of nurses working in B.C. has increased by 5.9 per cent.

Chart 1 – Expansion of the Health Care Workforce

Budget and Fiscal Plan - 2026/27 to 2028/29	| 13

THREE YEAR FISCAL PLAN

Sustainable Health Sector Spending

Government’s long-term fiscal outlook is challenged by growing demand for services, driven by an aging population with more complex needs and compounded by the continuous rise in physician compensation, which accounts for approximately 22 per cent of the health budget. These challenges require government to prioritize investments in much-needed services, while also driving system efficiencies to help realize savings and moderate cost growth.

B.C. is prioritizing fiscal sustainability in the health care sector by:

•	Reducing administrative costs and redirecting savings to frontline services.

—	In March 2025, government launched a health authority review to improve efficiencies and increase resources dedicated to patient care.

—	Efforts to reduce administrative costs have already identified $60 million in annual savings through the reduction of more than 1,100 existing or planned positions.

—	An additional $200 million in annual health care spending has been identified and reinvested in core service areas.

•	Finding efficiencies in how the system is run.

—	In 2026/27, government will begin centralizing a range of non-clinical services to continue streamlining administrative costs by establishing a shared services organization mandated to curb the rate of growing health care costs.

—	This will lead to the consolidation of all, or part of, legal, supply chain, finance, human resources, information management and information technology, data and analytics, health system planning and digital communications services across the health care system.

•	Getting better value for money, with a focus on patient outcomes.

—	Government is optimizing how funding is allocated and managed across the health sector using data driven tools.

•	Driving innovation to improve productivity.

—	B.C. is advancing a connected, safe, and trusted health system by empowering patients with secure access to their information, enabling virtual care and remote monitoring, and equipping providers with records across health authorities.

—	B.C. is also working with the health authorities and care providers to responsibly deploy artificial intelligence (AI), enabling faster, more efficient service delivery and reducing the time that care providers need to spend on administrative tasks.

•	Cutting down on private agency staffing costs.

—	B.C. is continuing to work with the health authorities to reduce reliance on private staffing agencies (and premium labour costs) and improve workforce stability.

14 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Budget 2026 builds on significant health and mental health care investments since 2017/18 as shown in Chart 2.

Chart 2 – Investing in Health and Mental Health Care

Note: Actual and forecast costs include expenses incurred through the Ministry of Health and the former Ministry of Mental Health and Addictions; Budget and Plan costs represent the Ministry of Health base budget

Budget and Fiscal Plan - 2026/27 to 2028/29	| 15

THREE YEAR FISCAL PLAN

Supporting a Strong K-12 Education System

Government has invested over $2.9 billion in new annual funding into B.C.’s education system since 2017/18, an increase of 42 per cent. This funding has helped to add over 6,000 new teachers to the public school system. Continued investment in kindergarten to grade 12 students is key to securing our future. A strong and inclusive K-12 education system opens doors for all students for the rest of their lives. Despite a K-12 population that is forecasted to decline slightly over the fiscal plan period, Budget 2026 includes $634 million in new funding over three years, supporting teachers, student services, and inclusive learning recognizing the increased rates of inclusive education students enrolling in B.C.’s schools.

While K-12 enrolment figures overall show a slight decline, there continues to be fast growing communities where government is making investments. Renovations and new school builds continue across the province in communities like Surrey, Langley and Langford.

Increasing Student Supports

Budget 2026 includes new funding of $167 million for the Classroom Enhancement Fund for additional teachers for all students, special education teachers, and teacher psychologists and counsellors. This also includes $6 million for First Nations Reciprocal Tuition related to students attending First Nations schools.

B.C. classrooms are seeing an increase in students with support needs. Since the 2002/03 school year, the number of students in B.C. schools diagnosed with autism spectrum disorder has increased by 1,400 per cent. Recognizing the additional support children with an inclusive education designation require, government’s funding model allocates 3.7 times the funding of a standard FTE to students with a level 2 inclusive education designation. This shift in student demographics is a contributor to overall K-12 funding growth despite a decline in overall enrolment numbers.

Additionally, the Province’s capital plan includes $3.9 billion over the next three years to build, renovate and seismically upgrade schools and playgrounds throughout B.C. More details on education capital investments are on page 50 and in the topic box on page 66.

Child Care

Budget 2026 invests $330 million over three years to continue government’s historic investments in child care. Funding will support B.C. families with affordable child care through programs like the Child Care Fee Reduction Initiative.

Since 2018, government’s investments in the ChildCareBC plan have made significant progress in expanding access and affordability. B.C.’s child care sector has grown by 58,000 spaces across 1,450 facilities. Average daily fees for children 12 years and under have been significantly reduced, from $47 per day (or $940 per month) to $20 per day (or $400 per month). Median wages for early childhood educators have increased 53 per cent, from $19 per hour to $29 per hour. On average, over 2,400 more children are receiving inclusive child care services each month, and government now funds over 2,000 no-fee Aboriginal Head Start spaces.

16 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

In addition, Budget 2026 includes $25 million in capital and operating over the next three years to continue and expand upon child care programs. In October 2025, government introduced legislation to expand child care options on school grounds, including before-and after-school care. Funding is being made available to School Districts for equipment and capital upgrades to support schools in providing more before and after school care.

Help for People Who Need Care and Support

Children and Youth with Support Needs

Budget 2026 makes a historic investment of $475 million in new funding over three years for children and youth with disabilities by providing families with direct funding for support services, and adding more service providers in their communities.

A modernized system will be delivered, building on what already works for families — more flexible, more streamlined, more equitable, and better aligned with the diverse needs of children and youth. Budget 2026 invests in three priority areas.

First, families of children with the most significant and life altering disabilities will benefit from the new Children and Youth with Support Needs Benefit, providing flexible direct funding for approximately 12,000 families who require higher, sustained, individualized support.

Second, low- and middle-income families raising a child with a disability will benefit from the new Children and Youth Disability Supplement, offering up to $6,000 per year to ease financial pressures and help ensure children can access the supports they need. More information on the Children and Youth Disability Supplement is available in the tax measures section on page 82.

Third, all families will benefit from a more than 40 per cent expansion in community-based services, including increased behavioural and mental health supports, 6-18 programming, and navigation services.

Over 2026 and 2027, the ministry will phase out existing programs like the Autism Individualized Funding Program and replace it with new supports under the redesigned model.

Table 1.2.3 Better Support for Children and Youth with Support Needs

($ millions)	2026/27	2027/28	2028/29	Total
Children and Youth with Support Needs Benefit	95	168	176	439
Disability Supplement	-	105	140	245
New Community-Based Programming	10	30	40	80
Existing Program Funding	52	(170)	(171)	(289)
Total	157	133	185	475

Existing program funding includes amounts previously held in contingencies and direct funding being repurposed to support the redesigned program. Existing community-based funding continues into future years

Budget and Fiscal Plan - 2026/27 to 2028/29	| 17

THREE YEAR FISCAL PLAN

Children and Youth in Care and Alternative Care

Children and youth in care caseload costs are another area of the provincial budget where incremental costs are driven by the increasing complexity of cases and higher needs per individual. Over the past 20 years, the number of children and youth in care has declined by nearly 50 per cent, while the overall cost to support children in care has increased.

Budget 2026 provides $478 million over three years to support children in government care or who are placed with a family member or someone with an established relationship. This funding supports the foster care, Indigenous child and family service agencies, specialized homes and services, and the independent living program. These programs support approximately 12,000 children and youth who are unable to live with their parents. Over time, better care reduces intergenerational cycles of child protection involvement and lessens future demand on health, justice, housing, and social assistance systems, creating significant long-term savings.

Removing Barriers for Couples Receiving Disability Assistance

Budget 2026 invests $52 million to remove barriers for couples receiving disability assistance. Starting December 1, 2025, couples where both members receive disability assistance receive the same support allowance as they would if they were two single people. In addition, beginning January 1, 2026, couples where one partner has the Persons with Disabilities designation also benefit from an increased annual earnings exemption, allowing them to keep more of the money they earn.

More than 6,500 families will benefit from the change to equalize support rates and more than 4,300 families will benefit from the expanded earning exemption.

Income, Disability, and Supplementary Assistance

Budget 2026 provides more than $121 million over three years to support increased demand for income, disability and supplementary assistance compared to the previous three-year fiscal plan.

The forecast for income, disability and supplementary assistance is based on population growth for the approximately 269,000 people who receive assistance. Supplementary assistance includes the Senior’s Supplement, the Bus Pass and Transportation Supplement for persons with disabilities, supports such as the crisis supplement, counselling, school start up and health supplements for dental, diet and medical equipment and supplies.

Community Living BC

Community Living BC provides supports and services to nearly 32,000 adults with developmental disabilities, as well as individuals who have a diagnosis of Autism Spectrum Disorder or Fetal Alcohol Spectrum Disorder and who need support managing daily activities.

Budget 2026 provides additional funding of $252 million over three years to support growth in demand for clients served by Community Living BC.

18 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Investing in Economic Growth and Security

With continued uncertainty from U.S. tariff threats, British Columbians are increasingly concerned about economic sustainability and security. Government has been working to unlock major projects, create jobs, prepare and train a skilled workforce, support resource development, mitigate against the impacts of climate change, enable strong economic partnerships between First Nations and businesses, and invest in homes people can afford.

Unlocking Federal and Private Sector Investments

Budget 2026 allocates $400 million in funding for the new British Columbia Strategic Investments Special Account. Funding will enable B.C. to work collaboratively with the Government of Canada as it invests billions of dollars to secure Canada’s sovereignty, along with the jobs and economic opportunities these projects will bring. The account will be used to attract investments that build on B.C.’s strengths in clean energy, value-added forestry, manufacturing, responsible mining, life sciences, AI and quantum, maritime sector and aerospace, and clean technology. Government will be looking to build on its recent successes, including an investment of up to $41.5 million in the Integrated Marketplace Initiative, which is already accelerating innovation in B.C., and the Manufacturing Jobs Fund, which has committed nearly $153 million since 2023, leading to more than $1.1 billion in investment and creating and protecting more than 4,800 jobs.

Growing a Skilled Workforce for the Future

Released in November 2025, Look West: Jobs and Prosperity for a Stronger B.C. and Canada charts a path to deliver major projects, create good jobs and strengthen B.C. and Canada’s economic security in the face of economic threats. Budget 2026 includes $283 million in new funding over three years to support commitments set out in this targeted plan.

Budget 2026 provides $241 million over three years to double funding for SkilledTradesBC so people can secure family-supporting jobs created through major projects. In 2026/27, this funding will support the creation of 5,000 new trades training seats, including 1,000 delivered through the BC Building Trades.

Through Budget 2026, $30 million will establish dedicated funding to train highly qualified professionals by adding specialized streams to existing programs, improving alliances between industry and post-secondary partners, and accelerating growth in technology-related degrees. Funding streams will support fields like engineering, geology, computer science, biology and aerospace. Investing in focused streams will enable government to quickly implement the additional training needed and get more trained workers into priority areas like critical minerals, marine, transportation and advanced technology.

Budget 2026 also allocated $12 million over three years to enhance the B.C. Employer Training Grant, helping to double apprenticeship seats by 2028/29 from current levels.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 19

THREE YEAR FISCAL PLAN

The funding will address waitlists and increase per seat funding at certified training institutions, particularly in high-demand and priority trades. This initiative will expand Skilled Trades Certification, beginning with crane operators, to ensure more trades have clear, consistent pathways to certification. This investment strengthens the trades training system while building the capacity, flexibility, and sustainability needed to support good jobs for people and B.C.’s economy for years to come.

Table 1.2.4 Skilled Workforce Investments

($ millions)	2026/27	2027/28	2028/29	Total
SkilledTradesBC.	54	80	107	241
Highly Qualified Professionals	10	10	10	30
Employer Training Grant	4	4	4	12
Total	68	94	121	283

Tables may not sum due to rounding

Permitting

Following a record-breaking year for exploration investment in B.C., the Province is building on recent progress in speeding up and streamlining permitting by investing over $40 million over three years to further strengthen permitting capacity across the natural resource and tourism sectors.

This investment supports government’s broader strategy to modernize permitting and regulatory frameworks by removing barriers, delays, and duplication for businesses.

Funding is intended to advance priority projects and create greater stability and certainty for major projects — helping attract investment and support good jobs for people.

Beginning April 1, 2026, exploration permits will be processed within 40-to-140 days, depending on complexity of the proposed activity and a new escalation process will be introduced for cases that go beyond the deadline.

Permitting improvements to date have resulted in 35 per cent faster timelines for major mines applications, 35 per cent more exploration permits issued in 2025 than in 2024, and a coordinated environmental assessment and permitting process.

Support for B.C.’s Forestry Sector

B.C.’s forestry sector continues to face significant pressures that affect its long-term sustainability and economic strength. Sustained international tariffs and reduced economic fibre supply are creating real challenges for industry, workers, and the communities that rely on forestry jobs.

To help address these impacts, the Province is taking action and making targeted investments that support the forestry sector today while building a more resilient future. This includes working to secure significant federal funding to support the softwood lumber sector in the face of U.S. tariffs.

20 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

In 2025/26, the Province is providing $50 million of new provincial and reallocated federal funding to support the forestry sector. These investments are designed to provide sector stability, protect jobs, and help communities adapt and thrive.

An immediate investment of $15 million in 2025/26 in key organizations will help to enhance industry stability. This includes $5 million for the BC First Nations Forestry Council, to continue delivering the Indigenous Forestry Scholarship program and advancing First Nations’ participation in the forest sector. The Province is also providing $5 million to the Wildfire Reduction Equipment Support Trust to help eligible logging contractors to purchase specialized equipment needed to recover fibre that can be processed into marketable products. Finally, $5 million will be provided to the Forestry Service Providers Compensation Fund to provide relief to eligible forestry contractors who are not paid for their services in the event of a tenure holder’s insolvency.

The Province is also investing $15 million in 2025/26 to recapitalize the FireSmart Community Funding and Supports program, helping about 75 more local governments and First Nations strengthen wildfire resilience through training, equipment, bylaw updates, and home hardening measures. This funding also creates work for forestry consultants and contractors, supports fuel mitigation projects that keep forest sector staff and equipment working, and helps companies diversify beyond traditional harvesting. Community Forests and other tenure holders can access funding to protect their investments and enhance safety in high-risk communities, ensuring economic benefits continue to flow directly back into local communities.

B.C. is also reallocating $20 million in federal funding to the Northern Development Initiative Trust in 2025/26. These funds will support employers and workers affected by international tariffs, with dedicated streams for both the forestry and steel industries. Of this amount, more than $8 million comes directly from federal tariff revenues and is now being redistributed to provinces to help impacted industries. This support builds on existing services offered through WorkBC to ensure workers have access to the employment assistance they need.

To further support the forestry sector, government is introducing a temporary Stumpage Payment Deferral Program, which will support eligible tenure holders in British Columbia by providing immediate cash flow relief. The deferral program will be offered on a voluntary basis and will be effective from January 1, 2026 to November 30, 2026. This initiative is designed to help stabilize the forest sector during current market challenges, ensuring the competitiveness and resilience of B.C.’s forestry industry.

Looking ahead, the Province will continue working with communities, First Nations, and industry to strengthen and modernize forestry management approaches to respond to changing economic and environmental conditions, unlock more fibre supply, and strengthen the sector’s long term competitiveness.

Community Disaster Resilience Investments

The Province continues to support communities to prepare for and respond to the impacts of a changing climate by leveraging investments made to establish the Disaster Resilience and Innovation Fund in Budget 2023, as well as the Provincial Disaster Financial Assistance program.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 21

THREE YEAR FISCAL PLAN

Where possible, the Province leverages co-investment opportunities for projects, drawing from federal programs such as the Disaster Financial Assistance Arrangement, as well as the over $336 million that has been provided by the Province to the Community Emergency Preparedness Fund since 2017.

Recent key infrastructure upgrade project investments include:

•	$60 million was committed to the City of Merritt in 2024/25 to begin a multi-year project to relocate and rebuild two damaged dikes, which will result in better protection for the city following the significant impacts of flooding in November 2021. In 2025/26, a further $3 million was committed to begin planning construction of the next section of dike to help protect the Middlesboro area and downtown core from flooding.

•	$10 million was committed to the Village of Hazelton in 2025/26 to enhance an existing dike along the Skeena River, including a new 1.2-kilometre dike section. This project will help protect critical village infrastructure, including historical structures, homes, businesses, utilities, and cultural landmarks.

•	$4 million was committed to the City of Pitt Meadows for the Kennedy Drainage Pump Station upgrade to counter threats such as flood and sea-level rise, drought, and water scarcity. This project will increase the resilience of the City of Pitt Meadows and help protect people, businesses, farmers, and critical transportation networks from flooding.

The Province will continue to make investments to support community resilience and mitigate the impact of a changing climate, using the existing $70 million allocated to the Disaster Resilience and Innovation Fund over the three-year fiscal plan. Since 2024/25, the Disaster Resilience and Innovation Fund has invested over $27 million into 57 projects for First Nations and local governments to enhance their capacity to withstand and adapt to natural and climate-driven hazards.

First Nations Equity Financing Program

Government has completed development of guiding policies and criteria and will formally launch the First Nations Equity Financing Program in spring 2026. The program will support equity financing opportunities for First Nations to have meaningful participation in projects within British Columbia, where there is shared interest and readiness with the Province.

Through use of the First Nations Equity Financing Special Account and partnerships with First Nations, businesses, lenders, and the federal government and its agencies, the program will help ensure that provincial equity loan guarantees and other tools are responsive to First Nation investment priorities. This will be driven by value for both First Nations and the Province and reinforced by robust financial due diligence while being sustainable and affordable within the overall provincial fiscal plan.

While the Province is currently engaged in early work for projects in the energy sector, it also anticipates receiving other shared interest project proposals of varying sizes and sectors, as they become ready. The Province intends to establish a total cumulative loan guarantee limit of $1 billion for the special account, which will be reviewed annually.

22 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Investing in Homes for People

Investing in a healthy and sustainable housing market continues to be a priority for the Province. Since 2017, government has implemented significant policy changes and committed more than $19 billion in operating and capital to increase support and deliver homes people can afford.

These measures have delivered or are currently developing an estimated 95,000 homes. Budget 2026 continues to make significant investments in housing, including over $2 billion each year.

Housing measures are focused on middle income housing, affordable rentals, supportive housing, and streamlining approvals. Funding has supported construction, subsidies for non-profit housing operators, and rental supplements. Government has also unlocked more homes by streamlining permitting and zoning, setting new housing targets to accelerate construction in over thirty municipalities, and putting in place laws and taxes to combat speculation and turn the empty units into homes for people.

Specific measures include:

•	The launch of BC Builds in February 2024 to fast-track rental housing for middle-income households by leveraging public, community and non-profit owned and underused land and providing low-cost financing, grants, and streamlined approvals.

•	Introduction of the Home Flipping Tax to discourage short-term property speculation and address inflated housing costs by taxing profits on homes sold within two years.

•	Allowing small-scale, multi-unit housing that people can afford, including townhomes, duplexes and triplexes through zoning changes and proactive partnerships.

•	Actions like increasing property transfer tax exemptions and providing protection periods to support first-time home buyers.

•	Providing low-interest loans to colleges and universities to expand student housing.

•	Introducing an annual tax credit of up to $400 per year for renters, offering income-tested relief to help offset the rising cost of renting in the province.

•	Expansion and increase for the Rental Assistance Program (RAP) and Shelter Aid for Elderly Renters (SAFER) supplements. The RAP income cap was increased to $60,000 and the average benefit increased to approximately $700 per month. Senior renters saw SAFER supports increase as the income cap was raised to $40,000 and average monthly payments are now approximately $337.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 23

THREE YEAR FISCAL PLAN

Through Budget 2026, government is slowing the pace of new housing projects. This includes reallocating nearly $1.4 billion across the fiscal plan. Of this, government is reinvesting over $900 million to support demand for existing housing services and programs. This includes increased funding for non-profit housing operators, assisted-living supports for seniors and people with disabilities, and supporting thousands of new below-market homes through the Attainable Housing Initiative partnership with the Musqueam, Squamish and Tsleil-Waututh Nations.

Budget 2026 investments in housing continue to be significant and are nearly five times higher than 2016, demonstrating a strong government commitment to creating healthy and sustainable housing options for people and communities.

Making Neighbourhoods and Communities Safer

Government is committed to fostering safe and strong communities by strengthening essential public safety and justice services. Budget 2026 invests $139 million over three years to provide more community-specific supports to respond to public safety concerns and help to build capacity to ensure timely access to justice and other public safety programs.

Access to justice supports in Budget 2026 includes funding for court operations, recruitment and retention of sheriffs, Crown counsel, the judiciary, legal aid, and the BC Prosecution Service.

Budget 2026 also provides $16 million over the next two years to establish the Chronic Property Offending Intervention Initiative (CPOII). This new program builds on the success and model of Repeat Violent Offending Intervention Initiative (ReVOII) to provide dedicated, coordinated response teams to address repeat property offending. It also continues support for the ReVOII and Special Investigation and Targeted Enforcement (SITE) programs. Together these programs aim to reduce crime rates attributable to repeat violent offending and property crime, improve information sharing, and provide better outcomes for individuals through improved connection to health, housing, and social supports. Each of these programs are supported through temporary funding pending the results of a program review following the completion of an initial pilot period.

The Province has been successful in securing support from the federal government for more police officers, increased RCMP helicopter support, and national coordination of efforts to combat extortion. The BC Extortion Task Force is a first of its kind in the country, bringing together municipal, provincial, and federal agencies to coordinate intelligence sharing and investigations. Government has also established a community advisory group on extortion to ensure there is strong communication between law enforcement and businesses and community members so people are heard, supported, and safe. Government continues to ensure that police have the resources necessary to investigate threats, support victims, and arrest those responsible.

24 |	Budget and Fiscal Plan - 2026/27 to 2028/29

THREE YEAR FISCAL PLAN

Since 2018, government has invested $2.2 million towards preventing and addressing sexualized violence in post-secondary communities. Through this funding, government launched an annual sexual violence awareness campaign to proactively prevent sexual violence within post-secondary environments by increasing awareness, shifting attitudes, and empowering safe bystander intervention.

Government is also taking steps to expand the Civil Forfeiture Office (CFO), fulfilling a recommendation from the Cullen Commission into money laundering. The expansion will allow the CFO to conduct its own investigations and proactively identify money laundering schemes or pursue high value assets, continuing to ensure people cannot profit from unlawful activity or use property to seriously harm others. The expansion will be funded through forfeited funds and is expected to generate net revenue for the Province. These revenues support policing initiatives and the victims of crime.

Table 1.2.5 Making Neighbourhoods and Communities Safer

($ millions)	2026/27	2027/28	2028/29	Total
Access to Justice	23	25	25	73
Repeat Violent Offending Intervention Initiative	13	13	-	26
Chronic Property Offending Intervention Initiative	8	8	-	16
Special Investigation and Targeted Enforcement programs	7	7	-	14
Community Safety and Targeted Enforcement	5	5	-	10
Total	56	58	25	139

Table may not sum due to rounding

Includes allocations funded from the Contingencies Vote

Budget and Fiscal Plan - 2026/27 to 2028/29	| 25

THREE YEAR FISCAL PLAN

BC Public Service

The projection for full-time equivalent (FTE) staff utilization for government ministries is 37,500 in 2025/26. This reflects the estimated impact of hiring restrictions and job action.

Through Budget 2026 and as part of expenditure management, government will reduce the size of the BC Public Service through continued hiring restrictions, attrition, and where appropriate, reviewing the possibility of offering early retirement incentives. As a result, FTE projections (adjusted for impacts of job action) decline by 2,500 from 2025/26 to 2028/29.

Further details can be found in the topic box on page 27 and Table A13.

BC Public Sector Compensation

There are more than 598,000 people in British Columbia’s public sector working in the core BC Public Service, at Crown corporations and agencies, in health and community social services, K-12 public education and post-secondary institutions and research universities. Of those people, approximately 456,000 are unionized employees paid under collective agreements or professionals paid through negotiated compensation agreements.

The government and provincial public sector employers spend about $55.7 billion on total compensation. An increase of 1 per cent in total compensation for all B.C. public sector employees is estimated to cost $557 million. For unionized employees and others with negotiated agreements, a 1 per cent increase would cost over $441 million.

Fiscal year 2025/26 marked the beginning of a new round of collective bargaining between provincial public sector employers and unionized employees under the Balanced Measures Mandate. Budget 2026 makes provision for collective agreements reached under the new mandate. Funding is allocated in the Contingencies Vote to prepare for the ratification of new collective agreements throughout the fiscal plan period.

26 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Expenditure Management and Efficiency Review

As part of Budget 2025, government launched an expenditure management and efficiency review to help address the Province’s challenging financial situation, while protecting the core services that British Columbians rely on. This work included initial savings targets, expenditure controls, and program reviews to limit administrative and discretionary spending, and streamline government operations.

Through Budget 2026, government will continue this work with an added focus on opportunities to reduce the size of the public sector to a more sustainable level. This includes continuing to actively manage the B.C. Public Service workforce to support effective use of skills and expertise, enable lateral movement, and ensure resources are directed to areas of greatest need.

By making careful choices and reinvesting savings into protecting core services, new funding in Budget 2026 is at levels more comparable to pre-pandemic Budget 2020.

Administrative and operating savings

Government has exceeded its initial Budget 2025 savings targets for 2025/26, 2026/27, and 2027/28. As of the third quarter of 2025/26, ministries have forecast savings of over $400 million in 2025/26, and Budget 2026 includes estimated savings of $950 million in 2026/27, $1.2 billion in 2027/28, and $1.3 billion in 2028/29 and ongoing.

Savings in 2025/26 primarily consist of staffing adjustments (leaving non-critical positions vacant, consolidating positions), hiring restrictions, and reduced discretionary spending (e.g., travel, office and business expenses, conferences and events).

Measures with savings in 2026/27 and ongoing have been reflected through Budget 2026, impacting ministry base budgets and overall Contingencies Vote levels. This includes ongoing implementation of some of the measures discussed above, including reduced public service staffing levels due to further hiring restrictions, recalibrating government programs, and streamlining program delivery to reduce duplication and administrative costs.

Effective April 1, 2028, the B.C. Training and Education Savings Grant will be discontinued. This program, which provided $1,200 to eligible children’s Registered Education Savings Plans, had an uptake of less than 50 per cent and disproportionately benefited families from areas with higher average household incomes. Discontinuing the program is expected to save $30 million annually starting in 2028/29.

Table 1 - Expenditure Management and Workforce Reduction Targets

($millions)	2026/27	2027/28	2028/29	Total
Expenditure management savings	950	1,240	1,320	3,510
Workforce reduction targets	200	800	1,850	2,850
Total estimated savings	1,150	2,040	3,170	6,360
Funding reinvested in core services	(525)	(663)	(736)	(1,924)
Total savings, net of reinvestments	625	1,377	2,434	4,436

Budget and Fiscal Plan - 2024/25 to 2026/27	| 27

Three Year Fiscal Plan

However, funding for the Learning Fund for Young Adults, which provides $1,500 for young adults who have experience in government care, will be maintained.

In some cases, savings have been reinvested to address other pressures or priorities. Within the health sector, government has identified over $260 million in annual spending to be reinvested in higher priority core service areas.

Within the natural resources sector, over $34 million in savings from non-essential spending reductions have been reinvested toward enhanced permitting activities, almost completely offsetting the incremental increase.

Similarly, Budget 2026 re-paces housing construction investments compared to recent historic levels. These measures will realize savings to government’s bottom line but also allow government to reinvest some of these savings to address service delivery pressures. Reinvestments in housing include increased funding for non-profit housing operators facing higher costs and supporting new homes coming online, additional assisted-living support services for seniors and people with disabilities, and supporting thousands of new below-market homes through the Attainable Housing Initiative partnership with the Musqueam, Squamish and Tsleil-Waututh Nations.

Streamlining government operations

Ministries also reviewed their management and organizational structures, with a focus on mobilizing talent more effectively. This work has resulted in significant organizational changes, including the launch of Connected Services BC, the integration of strategic human resource services, and restructuring within several ministries, including the Ministry of Health, the Ministry of Education and Child Care, and the Ministry of Water, Land and Resource Stewardship.

Connected Services BC

Connected Services BC is a centralized organization implementing a new user-focused digital model. The goal for Connected Services BC is that by 2030, there will be one front door for people and businesses interacting with government online, creating a connected service experience that allows for whole-of-government coordination and reduces delays and duplication so that users:

•	only need to enter information once, with systems that share data securely and appropriately across programs;

•	find and access services more easily, with fewer steps and clearer information; and

•	benefit from services that are reliable, connected, and designed around their needs.

Connected Services BC will bring together people, resources, and technology to improve collaboration, reduce duplication, and support innovation across government. This is anticipated to achieve $35 million in annual savings starting in 2026/27 through efficiency, optimization and integrated service delivery.

This transformation is part of government’s broader modernization efforts, ensuring public services are more connected, responsive and centred on the needs of people in B.C.

BC Public Service Human Resource (HR) Integration

The BC Public Service Agency (PSA) provides leadership and oversight for human resources across the BC Public Service, ensuring a consistent, equitable, and people-centred experience for all employees. Integration of all strategic HR functions across the BC Public Service, from a model where the strategic HR function resides inside ministries to having an integrated strategic HR function in the PSA, reduces duplication, drives efficiency, and delivers consistent, high quality workforce solutions across ministries. An additional benefit of integration is accelerating equity, diversity, and inclusion (EDI) by centralizing expertise and consistent application.

28 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

This change is anticipated to achieve incremental savings of $8 million by 2027/28 through role realignment and process optimization, and further enables ministries to focus on delivering essential programs and services to British Columbians effectively and efficiently.

Health Authority Review

Government is currently completing a health authority review to improve efficiency and increase resources dedicated to patient care. Efforts to reduce administrative costs have already identified $60 million in savings year-over-year through the reduction of more than 1,100 positions.

In spring 2026, government will begin centralizing a range of non-clinical services to continue streamlining administrative costs by establishing a shared services organization mandated to curb the rate of growing healthcare costs. This will include all or part of legal, supply chain, finance, human resources, information management and information technology, data and analytics, health system planning, and digital communications services across the healthcare system. The organization will redesign the shared services model, with a view to streamlining processes, centralizing to realize economies of scale, reducing total headcount, and eliminating duplicative positions.

The transition to the new model will occur over a defined and sequenced timeline. The specific implementation details are currently being finalized and will be shared as they are confirmed.

Post-Secondary System Review

In fall 2025, the Province launched an independent review of British Columbia’s public post-secondary education system to ensure it remains sustainable, accessible, and aligned with British Columbia’s workforce needs and economic priorities. The review is intended to identify strategies to stabilize the finances and operations of the sector in the short-term and strengthen its resilience over the long-term.

Public post-secondary institutions are facing significant financial pressure driven by federal reductions to international student study permits, declining domestic enrolment, and rising costs associated with global inflation. The review takes a holistic and integrated approach, examining all aspects of institutional operations and administration, as well as the structure and governance of the sector as a whole. In response to current pressures, institutions have already taken steps to reduce expenditures, including administrative budget reductions, hiring freezes, and program changes.

Right-sizing the public sector

Over the past 10 years, public sector job growth has increased by over forty per cent, including more than 80,000 FTEs since 2020. This has significantly outpaced economic growth and general population growth. Much of this growth can be attributed to improvements in services and delivering on government commitments in sectors such as health care and education (e.g., hiring more teachers, doctors, nurses and health science professionals). Unlike the federal public sector, a greater proportion of workers in B.C.’s public sector provide direct frontline services.

In tandem with ongoing efforts to restructure operations and consolidate internal services, government is pursuing attrition and workforce adjustments to return the size of the public sector to a more sustainable level and prevent cuts to core services. Government is committed to reducing approximately 15,000 public sector FTEs by the end of 2028/29, which represents 3.4 per cent of the public sector workforce.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 29

Three Year Fiscal Plan

This includes both the BC Public Service (ministries and offices) and the broader public sector, which includes Crown corporations, health authorities, school districts, research and teaching universities, community social services, and post-secondary colleges and institutions.

For the BC Public Service, government is planning to reduce total FTE utilization by 2,500 FTEs over the next three years. The Public Service Agency is undertaking work to support the ongoing optimization of management and organizational structures across the BC Public Service. This includes regular reviews to ensure structures remain efficient, sustainable, and aligned with contemporary public sector practices.

Transitions such as this can be difficult and government is committed to minimizing hardship for employees, while also protecting diversity and ensuring a strong, renewed cohort of public servants. To the greatest extent possible, these reductions will be achieved through attrition and voluntary departures. However, additional measures, such as early retirement and voluntary severance incentives may be necessary to help support the transition to a leaner core public service. Government will provide an update on its progress towards these goals through the quarterly financial reports.

Broader public sector

The path to ensure sustainability of public services and programs must include the active involvement of the broader provincial public sector. This year, government will work with its public sector partners to develop expenditure management plans and targets across these sectors.

Government recognizes that different sectors will have different capacities to adapt to a leaner workforce and some sectors must continue hiring into critical frontline positions, particularly in the health and K-12 sectors. Each ministry will engage in expenditure and program reviews with their respective sectors to ensure all provincially-funded services remain relevant, efficient, and sustainable. It is expected that our public sector employers will need to deploy similar strategies such as restricted hiring, office space consolidation, and reductions in administrative and overhead costs. Similarly, to the greatest degree possible, the aim will be to achieve any workforce adjustments through attrition and voluntary departures. Where it is deemed necessary, government will work with public sector partners to explore the potential use of voluntary retirement and severance incentives.

As the overall size of the public sector adjusts, so too, must its leadership. In the coming months, government will be developing specific targets to reduce the number of executive positions, with a focus on Crown corporations and the health sector.

Since launching its expenditure management review, government has implemented controls to limit expenses on management and other consulting services within the BC Public Service. Government will work to further create efficiencies across the broader public sector, reducing expenditure on non-essential consulting services by more than double the per cent reduction in size of the public sector workforce. This will further help prevent cuts to core services while reorganizing the public sector to be more accountable and better adapted to respond to the needs of British Columbians.

These expenditure and program reviews will guide the development of sector-specific targets for the broader public sector and government will provide updates on its progress to setting and achieving these goals through the quarterly financial reports.

30 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Look West: Jobs and Prosperity for a Strong B.C. and Canada

Look West: Jobs and Prosperity for a Stronger B.C. and Canada (Look West) is the Province of British Columbia’s new long-term economic strategy designed to strengthen the provincial and national economies over the next decade. Developed in response to shifting global markets, U.S. tariff pressures, and the need for greater economic resilience, the strategy outlines a plan to grow and strengthen key sectors, accelerate major projects, create new jobs and opportunities, expand skills training, diversify markets, and position B.C. as the economic engine of Canada. The strategy leverages B.C.’s strengths including its prime geographic location, natural resources, strong partnerships with First Nations, and an innovative and diverse workforce to support nation-building projects and attract investments to build a stronger province.

A Vision for Growth and Prosperity

The strategy sets an ambitious goal to secure $200 billion in private-sector investment over the next decade, ensuring British Columbia is at the forefront of delivering nation-building projects. It positions the province as a key contributor to national sovereignty, economic security, and clean-energy transformation, while bringing good jobs and economic opportunities to B.C. communities. By diversifying markets and reducing reliance on the U.S., the Look West strategy aims to create long-term economic stability while seeking new global partnerships.

Three Core Priorities

The strategy is structured around three pillars:

1. Building on B.C.’s Strengths: Supporting Workers and Communities

Look West charts a path to deliver major projects, create good jobs and strengthen B.C. and Canada’s economic security in the face of economic threats. Budget 2026 includes $283 million in new funding over three years to support the commitments set out in this targeted plan.

Of this, $241 million over three years will double funding for SkilledTradesBC. This investment follows a deliberate, phased approach by first stabilizing and modernizing the system, then expanding capacity in a way that is sustainable, responsive, and aligned with labour-market needs. This funding will address waitlists and increase per seat funding at certified training institutions, particularly in high-demand and priority trades. This initiative will expand Skilled Trades Certification, beginning with crane operators, to ensure more trades have clear, consistent pathways to certification. This investment strengthens the trades training system while building the capacity, flexibility, and sustainability needed to support B.C.’s economy for years to come.

Funding of $30 million over three years will establish dedicated funding to train highly qualified professionals by adding specialized streams to existing programs, improving alliances between industry and post-secondary partners, and accelerating growth in technology-related degrees. Funding streams will support fields like engineering, geology, computer science, biology and aerospace. Investing in focused streams will enable government to quickly implement the additional training needed and get more trained workers into priority areas (like critical minerals, marine, transportation and advanced technology).

Budget and Fiscal Plan - 2024/25 to 2026/27	| 31

Three Year Fiscal Plan

$12 million over three years will enhance the employer training grant, helping to double apprenticeship seats by 2028/29 from current levels.

Table 1 Skilled Workforce Investments

($ millions)	2026/27	2027/28	2028/29	Total
SkilledTradesBC	54	80	107	241
Highly Qualified Professionals	10	10	10	30
Employer Training Grant	4	4	4	12
Total	68	94	121	283

Tables may not sum due to rounding

2. Generating Growth Through Major Projects

Look West emphasizes the need to accelerate major projects, including clean-energy investments, infrastructure expansion, and industrial development. The strategy seeks a 50 per cent reduction in permitting times, improving predictability for investors and unlocking faster economic growth.

This government is growing B.C.’s economy through supporting generational, nation-building major projects that are intended to diversify B.C.’s economy, create good jobs and strengthen the province. Currently, B.C. has almost half of the major projects designated as Projects of National Significance by the federal Major Projects office, including:

•	LNG Canada Phase 2: this enhancement to the LNG Canada facility will make it the second-largest LNG facility globally, with significant economic and environmental benefits.

•	Red Chris Mine Expansion: managed in partnership with the Tahltan First Nation, the proposed expansion of the Red Chris Mine will significantly increase production of gold and copper, critical minerals in high demand around the world, while creating 1,800 jobs.

•	North Coast Transmission Line: co-owned with First Nations, it will deliver B.C.’s renewable energy to the North Coast communities and new industrial areas, supporting growth in mining, LNG, and clean technology, and creating 9,700 direct full-time jobs.

•	Ksi Lisims LNG: a proposed floating LNG facility, led by Nisga’a Nation, is expected to create 800 jobs during construction and more than 200 jobs ongoing at the site.

In June 2025, legislation was brought into force that expanded the authority of the BC Energy Regulator to include renewable energy projects, creating a single window approval for permits related to designated projects, including the North Coast Transmission Line and nine wind projects. It streamlines the permitting process by eliminating cross-ministry and agency permitting, while ensuring environmental standards are upheld.

Recent work by the Environmental Assessment Office has demonstrated government’s commitment to coordinating complex decisions and reducing unnecessary steps and procedural work. By integrating certificate amendments with ministry permitting reviews, more than a year has been shaved off the typical review timelines for complex mining amendment decisions, while ensuring that environmental protections are maintained and consultation obligations are met.

32 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Building on the past three years of progress in speeding up and streamlining permitting, Budget 2026 invests more than $40 million over three years to provide stable, ongoing funding that strengthens permitting capacity across the natural resource and tourism sectors. This investment supports government’s broader strategy to modernize permitting and regulatory frameworks by removing barriers, delays, and duplication for businesses. Funding supports multiple ministries to improve permitting efficiency, advance priority projects, and create greater stability and certainty for major projects, helping attract investment and support good jobs for people.

3. Moving B.C. Forward: Diversifying Markets and Growing Key Sectors

B.C. is Canada’s gateway to the Pacific, with the ports of Vancouver and Prince Rupert serving as the primary economic corridor for trade diversification with Asia and other markets. With the Look West, the Province is building pathways to explore new markets, grow B.C.’s presence nationally and globally, and strengthen the province’s trade infrastructure to get more goods to the global market and reduce reliance on the U.S.

A core focus of the strategy is accelerating growth in high-potential sectors, including critical minerals, clean energy, technology, life sciences, construction innovation, marine, aerospace, and defence.

The strategy commits to reshaping construction industry by scaling up factory-built wood-based solutions to unlock new growth and trade opportunities, create good jobs and set the national standard for speed and quality. B.C. provided Western Forest Products’ Chemainus Value Added Division with up to $7.5 million to add two new continuous dry kilns to its manufacturing operations. This investment supports the company to expand high-value applications for second-growth western hemlock, including in future mass-timber inputs. It also increases the stability of its operation and harvesting operations on Vancouver Island.

Enhancing B.C.’s thriving life sciences and biomanufacturing sector is a significant part of Look West. The Province provided $23.8 million as part of a $200 million partnership with the Government of Canada and the private sector toward the expansion of Aspect Biosystems in Vancouver. This investment is creating more than 200 jobs and will advance the development of cutting-edge bioprinted tissue therapeutics for people in B.C. and around the globe.

Building on the strength of success stories such as Seaspan, Babcock Canada, OSI Maritime, and Titan Boats, the strategy seeks to expand and optimize B.C.’s maritime sector. To that end, B.C. invested $25 million to modernize and expand B.C.’s maritime sector, as part of the B.C. Maritime Industries Strategy, which aims to build a more competitive, innovative, and low-carbon marine sector. The strategy is also expanding the province’s aerospace capacity for successful national and international defence contracts. B.C. provided COTA Aviation Ltd. (Parksville) with $2.7 million to increase production of dual-use (commercial and military) aircraft components, strengthening COTA’s position in B.C.’s and Canada’s aerospace industry while creating 22 skilled jobs.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 33

Three Year Fiscal Plan

Budget 2026 allocates $400 million in funding for the new British Columbia Strategic Investments Special Account. This includes introducing new financial tools that will allow the Province to directly participate in the revenue growth of B.C. businesses through direct investments that include equity loans and other interests, as part of government’s support for private sector growth and good jobs for British Columbians.

Funding will enable B.C. to work collaboratively with the Government of Canada as it invests billions of dollars to secure Canada’s sovereignty, along with the jobs and economic opportunities these projects will bring. The account will be used to attract investments that build on B.C.’s strengths in clean energy, value-added forestry, manufacturing, responsible mining, life sciences, AI and quantum, maritime sector and aerospace, and clean technology. Government will be looking to build on its recent successes, including an investment of up to $41.5 million in the Integrated Marketplace Initiative, and the Manufacturing Jobs Fund which has committed nearly $153 million since 2023, leading to more than $1.1 billion in investments and creating and protecting more than 4,800 jobs.

The Integrated Marketplace helps B.C. companies build, test and prove how well their products work. It is a key tool that B.C. is using to accelerate exports, diversify markets and help B.C. companies make sales that help them grow, scale and mitigate the impacts of U.S. tariffs. For example, a project with Misty West, in partnership with Vancouver International Airport (YVR), is deploying an AI-enabled vision system to collect continuous and accurate traffic and emissions data at YVR.

The project serves as a foundation for supporting the Province’s goal in Look West to double exports while also demonstrating dual use technologies that can support Canada’s defence and sovereignty.

Lifting Productivity and Innovation

Budget 2026 includes tax measures that support a more innovative and productive B.C.

New Manufacturing and Processing Investment Tax Credit

B.C.’s manufacturing sector is one of the province’s largest economic sectors, producing a diversity of products from chemicals and minerals to consumer products and industrial equipment. These businesses can become more productive when they invest in new equipment and machinery. To support these investments, B.C. will be introducing a new temporary manufacturing and processing investment tax credit for the manufacturing sector. The new program will provide a 15 per cent refundable tax credit for qualifying corporations investing in buildings and machinery and equipment used in manufacturing and processing.

B.C. Patent Box for Life Sciences

Patent boxes are a way governments can encourage innovation by providing a tax incentive on income earned from intellectual property. In 2026, the Province will engage with stakeholders and the Government of Canada to explore whether adopting a patent box regime could support the growth of B.C.’s life sciences sector, and whether the tax system can help encourage the commercialization of intellectual property in the province.

34 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

“Life sciences” refers to fields that involve the scientific study of living organisms. British Columbia’s life sciences sector includes contract research firms, testing and medical labs, and companies that develop, produce or sell medical devices, diagnostics, pharmaceuticals, radiopharmaceuticals, and other reagents. The sector is a driver of economic growth, innovation, and healthcare advancement for the Province.

B.C. Scientific Research and Experimental Development (B.C. SRED) Tax Credit

The B.C. SRED tax credit incentivizes corporations to invest in research and development, driving more innovation and increased productivity in British Columbia. In particular, the refundable tax credit portion of the program for small and medium-sized Canadian businesses helps these businesses through liquidity issues before the end product has been commercialized and the corporation is profitable. In effect, government is partnering with business to shoulder a portion of the risk associated with these investments, recognizing that all British Columbians benefit when new ideas are explored, developed and perfected through private sector investment. To give businesses certainty when making these investments, Budget 2026 removes the tax credit’s sunset date.

Budget 2026 also confirms that the Province will align the B.C. SRED tax credit with changes to the federal program that were announced in the federal government’s 2024 federal Fall Economic Statement and 2025 federal Budget.

Increasing the thresholds for refundable credits and expanding access to the credit for eligible Canadian public corporations will help small and medium-sized corporations scale up in British Columbia. Restoring eligibility of capital expenditures will support long-term capital investment. See page 82 for further details.

Small Business Venture Capital Program

The Small Business Venture Capital Program offers tax credits to investors to encourage them to make equity capital investments in B.C.-based small businesses. This helps to keep investments local and supports businesses to scale and grow the various supply chain, technology and advanced manufacturing businesses in B.C.

A Strategy Built on Partnership, Innovation, and Shared Prosperity

Look West emphasizes the importance of collaboration across sectors. Partnerships with First Nations are central to delivering major projects that support reconciliation, economic development, and shared prosperity. Collaboration with industry is also essential to building competitive supply chains and ensuring regulatory changes meet the needs of businesses, such as reducing permitting times, growing the workforce, and diversifying markets.

Conclusion

Look West sets out a bold, forward-looking roadmap for economic resilience and shared prosperity. By investing in people, accelerating major projects, and strengthening high-potential sectors, the strategy positions British Columbia as a leader in national economic growth. These actions support B.C.’s goal of becoming the economic engine of Canada — unlocking new opportunities, delivering good-paying jobs, and ensuring long-term stability for communities across the province.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 35

Three Year Fiscal Plan

Spending Recovered from Third Parties

Over the three-year fiscal plan period, government is expected to incur $18.1 billion in program spending that will be recovered from external parties.

A total of $8.2 billion, over three years, will be transferred from the federal government to fund various programs, such as the Canada-Wide Early Learning and Child Care Agreement, the Labour Market Development Agreement, health, public transit and other social programs.

Over the fiscal plan, an estimated $4.4 billion in interest payments will be recovered from commercial Crown corporations, through the Fiscal Agency Loan Program and from sinking-fund investment returns.

Various recovery sources, primarily other jurisdictions, other levels of government, agencies, and fees and licenses, support $5.5 billion in government spending. Expenses that relate to these recoveries include health care, PharmaCare, transportation projects, and grants to various community organizations and costs of employee health benefits collected from participating government agencies.

Program spending from recoveries has no net impact to the government’s fiscal plan as these expenses are offset by the related recoveries that are reported as revenue.

Transfers to Service Delivery Agencies

Approximately 66 per cent of ministry spending takes the form of transfers (both operating and capital funding) to service delivery agencies for the provision of services on behalf of government. These transfers will total $159.1 billion over the three-year fiscal plan period and will support education, health care, social services, housing, and transportation programs delivered by the agencies. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority.

Service Delivery Agency Spending

Service delivery agency spending is projected to increase from $58.1 billion in 2025/26 to $61.5 billion by 2028/29, an increase of $3.4 billion. Actual spending of agencies may vary as they may be allocated additional funding during the year from ministries or from the Contingencies Vote.

School district spending is projected to increase from $9.5 billion in 2025/26 to $9.7 billion in 2028/29, an increase of $181 million, primarily to support the growth in public school funding, particularly for inclusive education designations.

Post-secondary institution expenditures are projected to rise from $9.1 billion in 2025/26 to $9.5 billion by 2028/29, an increase of $394 million. This increase is primarily driven by amortization and operating costs associated with new major infrastructure initiatives, including student housing projects, the Simon Fraser University medical school, and impacts of general inflation on operating costs. A secondary contributor is salary expenses; however, the overall increase in this area remains relatively modest due to mitigation measures implemented in response to declining international student enrolment.

36 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Health authority and hospital society spending is projected to increase from $30.6 billion in 2025/26 to $32.8 billion in 2028/29, an increase of $2.2 billion over the fiscal plan period. This increased spending will support improved health system capacity, the growing demand for health services, enhancements to long-term care quality, recruitment and the staffing and operating costs required to meet projected service volume growth in healthcare services delivered across these organizations.

Projected spending by other service delivery agencies is expected to increase from $9.0 billion in 2025/26 to $9.5 billion in 2028/29, an increase of $566 million. This increase is primarily due to higher spending by the BC Transportation Financing Authority to support services in the transportation sector.

For a presentation of the government’s consolidated spending in various sectors, please see Table A11 Expense by Function. The expense by function table combines the spending by ministries and service delivery agencies into sectors such as health, education, social services, and transportation.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 37

Three Year Fiscal Plan

Table 1.3 Expense by Ministry, Program and Agency

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2025/26[1]	2026/27	2027/28	2028/29
Office of the Premier	18	15	15	15
Agriculture and Food	151	135	130	130
Attorney General	872	897	899	899
Children and Family Development	2,400	2,712	2,594	2,599
Citizens' Services	759	741	735	715
Education and Child Care	9,779	10,069	10,136	10,126
Emergency Management and Climate Readiness	442	111	108	108
Energy and Climate Solutions	107	109	108	108
Environment and Parks	224	214	213	213
Finance	1,582	1,145	974	944
Forests	1,325	910	860	868
Health	35,017	36,116	37,240	38,404
Housing and Municipal Affairs	1,535	1,713	1,777	1,851
Indigenous Relations and Reconciliation	186	182	191	187
Infrastructure	421	421	421	421
Jobs and Economic Growth	86	110	101	90
Labour	24	24	24	24
Mining and Critical Minerals	70	57	57	57
Post-Secondary Education and Future Skills	3,510	3,580	3,607	3,634
Public Safety and Solicitor General	1,104	1,100	1,100	1,099
Social Development and Poverty Reduction	5,705	5,977	6,057	6,156
Tourism, Arts, Culture and Sport	191	189	183	183
Transportation and Transit	1,177	1,197	1,198	1,198
Water, Land and Resource Stewardship	197	202	199	199
Total ministries and Office of the Premier	66,882	67,926	68,927	70,228
Management of public funds and debt	2,887	3,798	4,644	5,404
Contingencies Vote	4,000	5,000	5,000	5,000
Funding for capital expenditures	5,480	6,153	6,383	5,346
Refundable tax credit transfers	2,620	2,466	2,787	2,922
Legislative Assembly and other appropriations	243	265	256	258
Total appropriations	82,112	85,608	87,997	89,158
Elimination of transactions between appropriations[2]	(24)	(23)	(23)	(13)
Prior year liability adjustments	(31)	-	-	-
Consolidated revenue fund expense	82,057	85,585	87,974	89,145
Expenses recovered from external entities	6,038	6,388	5,934	5,767
Funding provided to service delivery agencies	(51,144)	(52,471)	(53,413)	(53,201)
Total direct program spending	36,951	39,502	40,495	41,711
Service delivery agency expense [3]
School districts	9,523	9,606	9,676	9,704
Universities	7,201	7,350	7,484	7,648
Colleges and institutes	1,853	1,779	1,765	1,800
Health authorities and hospital societies	30,605	31,297	31,986	32,800
Other service delivery agencies	8,963	9,298	9,337	9,528
Total service delivery agency expense	58,145	59,330	60,248	61,480
Subtotal expense	95,096	98,832	100,743	103,191
Expenditure management[4]	(400)	-	-	-
Total expense	94,696	98,832	100,743	103,191

[1]	Restated to reflect government's organization and accounting policies as of April 1, 2026.

[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

[3]	The 2025/26 spending for service delivery agencies includes funding that was provided during the year from ministries' budget and contingencies. Similarly, spending forecasts for 2026/27 and future years may also be revised as ministry funding amounts are updated in-year.

[4]	Budget 2025 expenditure management targets for 2026/27 onwards have been reflected in the each ministry's base budget. For more information, see the Expenditure Management and Efficiency Review topic box starting on page 27.

38 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Table 1.4 Revenue by Source

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2025/26	2026/27	2027/28	2028/29
Taxation revenue
Personal income	19,186	19,492	20,704	22,004
Corporate income	7,957	7,645	8,158	8,162
Employer health	3,075	3,167	3,264	3,382
Sales	10,687	11,436	12,120	12,545
Fuel	1,014	1,039	1,054	1,069
Carbon [1]	262	334	386	440
Tobacco	291	311	311	311
Property	4,067	4,451	4,979	5,330
Property transfer	1,750	1,935	2,077	2,229
Insurance premium and other	935	965	985	1,005
	49,224	50,775	54,038	56,477
Natural resource revenue
Natural gas royalties	942	1,297	1,305	1,572
Forests	505	521	518	556
Other natural resources [2]	1,108	1,193	1,354	1,421
	2,555	3,011	3,177	3,549
Other revenue
Post-secondary education fees	2,691	2,578	2,598	2,658
Other fees and licences 3	2,607	2,664	2,725	2,659
Investment earnings	1,823	2,000	2,133	2,255
Miscellaneous [4]	7,657	5,207	4,979	4,996
	14,778	12,449	12,435	12,568
Contributions from the federal government
Health and social transfers	9,822	10,309	10,764	11,161
Other federal government contributions [5]	4,788	5,159	4,339	4,174
	14,610	15,468	15,103	15,335
Commercial Crown corporation net income
BC Hydro	712	712	712	712
Liquor Distribution Branch	950	945	897	847
BC Lottery Corporation [6]	1,269	1,293	1,339	1,386
ICBC	800	700	700	700
Other [7]	184	170	177	180
	3,915	3,820	3,825	3,825
Total revenue	85,082	85,523	88,578	91,754

[1]	Include revenue related to output-based pricing system.

[2]	Columbia River Treaty, Crown land tenures, other energy and minerals, water rental, and other resources.

[3]	Health-care related, motor vehicle, and other fees.

[4]	Miscellaneous revenue includes $2.725 billion in 2025/26 in relation to the tobacco settlement and $139 million in 2026/27 to reflect the addition of health sector regulatory colleges under the Health Professions and Occupations Act to the government reporting entity effective April 1, 2026.

[5]	Includes contributions for health, education, community development, housing and social service programs, transportation projects, and payments under the Disaster Financial Assistance Arrangements.

[6]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

[7]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and other agencies' self-supported subsidiaries.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 39

Three Year Fiscal Plan

Revenue

Total revenue is expected to slightly increase 0.5 per cent from 2025/26 to 2026/27, followed by an increase of 3.6 per cent in 2027/28 and in 2028/29. Taxation revenues incorporate increased risk and uncertainty due to the U.S. tariffs included in the economic forecast, as well as new revenue measures detailed in Part 2 - Tax Measures.

The forecast also reflects increasing natural resource revenues over the three-year fiscal plan mainly due to the inclusion of projected increased natural gas royalties related to the production requirements of liquefied natural gas (LNG) and rising commodity prices. Over the fiscal plan period, revenue increases in taxation, natural resources, commercial Crown corporations net income and other sources while revenue falls on contributions from the federal government.

Chart 1.2 Revenue Forecast

Taxation revenue is projected to slightly increase in 2026/27 due to the estimated impacts of tax measures and growth in economic activity, partly offset by the effect of one-time income tax revenues in 2025/26 that do not carry forward. The forecast includes tax measures that increase personal income tax, provincial sales tax and property tax revenues as well as higher tax reassessments due to increased audit activity over the fiscal plan. Effective April 1, 2025, the carbon tax revenue forecast excludes the consumer carbon tax and now relates to the output-based pricing system, under which large regulated industrial operations will pay for emissions that exceed performance-based emissions limits. Taxation revenue is forecast to average 5.5 per cent annual growth over the last two years of the fiscal plan, supported by tax measures and nominal GDP growth.

40 |	Budget and Fiscal Plan - 2024/25 to 2026/27

Three Year Fiscal Plan

Natural resource revenue is forecast to increase by 17.8 per cent in 2026/27 from 2025/26 due to significant increases expected in natural gas prices as well as increases in lumber prices, overall stumpage rates, electricity, coal and metal prices. Revenue is expected to increase at an average of 8.6 per cent over the next two years, mainly reflecting the effects of an assumed gradual rise in lumber, natural gas, coal and metal prices, and LNG export activity.

Other revenue consists of fees, licences, investment earnings and other miscellaneous sources, incorporating estimates provided by ministries and taxpayer-supported agencies. Over the next three years, these revenues are projected to be relatively flat as higher revenue from fees and investment earnings are offset by lower miscellaneous revenue.

Table 1.5.1 Comparison of Major Factors Underlying Revenue

Calendar Year	February 17, 2026				March 4, 2025
Per cent growth unless otherwise indicated	2025	2026	2027	2028	2025	2026	2027	2028
Real GDP	1.5	1.3	1.8	1.9	1.8	1.9	1.9	2.1
Nominal GDP	4.1	4.4	4.1	4.2	4.3	4.3	4.2	4.4
Household income	3.4	3.4	3.8	4.2	4.1	4.0	4.2	4.2
Wages and salaries	2.6	3.3	3.3	3.9	4.5	3.9	3.7	3.9
Corporations net operating surplus	8.1	9.6	4.6	3.4	-1.2	2.1	2.6	5.3
Employment	1.1	0.4	0.8	1.0	0.8	0.8	1.0	1.1
Consumer expenditures on durable goods	10.9	3.0	2.8	3.5	3.3	3.2	3.3	3.2
Consumer expenditures on goods and services	5.0	3.6	4.2	4.6	4.2	3.8	4.6	4.7
Business investment	3.4	4.1	3.2	2.1	5.1	5.3	2.9	4.6
Residential investment	1.0	3.8	5.9	6.4	6.4	6.6	6.0	6.4
Retail sales	5.8	2.4	3.3	3.8	2.6	3.1	3.5	3.6
Residential sales value	-8.4	13.1	7.6	6.5	15.9	6.7	5.1	5.6
B.C. Housing starts	-3.6	0.0	3.9	3.4	1.6	2.7	1.8	2.7
U.S. Housing starts	-0.9	-0.7	1.9	1.1	-0.3	2.9	0.0	0.0
SPF 2x4 price ($US/thousand board feet)	$467	$470	$490	$495	$440	$445	$450	$450
Exchange rate (US cents/Canadian dollar)	71.5	73.6	75.6	77.0	70.0	71.8	74.5	75.8

Fiscal Year	2025/26	2026/27	2027/28	2028/29	2025/26	2026/27	2027/28	2028/29
Natural gas price ($Cdn/GJ at plant inlet)	$1.12	$2.18	$2.39	$2.48	$1.30	$1.69	$1.75	$1.77
Bonus bid average bid price per hectare ($)	$3,200	$200	$200	$200	$200	$300	$300	$300
Electricity price ($US/mega-watt hour, Mid-C)	$60	$60	$58	$63	$69	$71	$67	$71
Metallurgical coal price ($US/tonne, fob Australia)	$189	$198	$205	$209	$218	$215	$214	$212
Copper price ($US/lb)	$4.70	$4.97	$4.96	$5.03	$4.32	$4.39	$4.65	$4.73
Average stumpage rates ($Cdn/cubic metre)	$14.94	$15.24	$15.14	$16.44	$18.20	$19.21	$19.54	$20.59
Crown harvest volumes (million cubic metres)	29.0	29.0	29.0	29.0	30.0	30.0	29.0	29.0

Federal government contributions are forecast to increase by 5.9 per cent in 2026/27 mainly due to rising Canada Health and Social transfers and an increase in funding to post-secondary institutions. Canada Health Transfer and Canada Social Transfer contributions are forecast to average 4.1 per cent annual growth over the last two years in the fiscal plan period. However, other federal government transfers are projected to decline at an average of 10.1 per cent annually over the same period, resulting in an overall decline of 0.4 per cent over the two year period. These reductions are mainly due to timing of forecasts for payments under the Disaster Financial Assistance Arrangements and lower funding for health care, child care, public transit and transfers to BC Housing Management Commission. Funding for these programs is generally updated annually and increases in future years will be shown in future budgets.

Budget and Fiscal Plan - 2024/25 to 2026/27	| 41

Three Year Fiscal Plan

Major Revenue Sources

Table 1.5.1 provides major revenue assumptions for Budget 2026. Additional key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The sensitivities included in the appendix provide a sense of potential impacts to revenue projections if there are changes to underlying assumptions and factors by individual revenue sources. The major revenue components are detailed below.

Taxation revenue

Personal income tax revenue is expected to grow 1.6 per cent in 2026/27 reflecting tax measures, increase in wages and salaries, investment income and improved financial market indicators, partly offset by the effect of one-time prior year adjustment included in 2025/26. An average annual increase of 6.2 per cent is expected over the next two years, in line with projected increases in household income and the estimated impacts of new tax measures. For more details refer to Part 2: Tax Measures on page 79.

Table 1.5.2 Personal Income Tax Revenue

($ millions)	2025/26	2026/27	2027/28	2028/29
Base personal income tax revenue	18,242	19,079	20,024	21,022
Base revenue annual growth		4.6%	5.0%	5.0%
Budget 2026 tax measure:
Increase lowest personal income tax rate from 5.06% to 5.60%	118	476	493	513
Increase B.C. tax reduction credit by $115	(27)	(123)	(122)	(121)
Freeze personal income tax brackets and non-refundable credits	—	60	309	590
Prior-year adjustment	853	—	—	—
Budget 2026 revenue	19,186	19,492	20,704	22,004
Annual growth	12.7%	1.6%	6.2%	6.3%
Household income growth (calendar year)	3.4%	3.4%	3.8%	4.2%
Employee compensation income growth (calendar year)	2.6%	3.3%	3.3%	3.9%

Corporate income tax revenue is mainly based on cash installments received from the federal government, reflecting estimates of current year tax and settlement adjustments for prior years. Revenue is expected to decrease 3.9 per cent in 2026/27 mainly due to a significant one time settlement payment received in 2025/26 that does not carry forward. An average annual increase of 3.3 per cent is expected over the two years of the fiscal plan due to annual changes in installments as well as expected settlement payments relating to prior years.

Table 1.5.3 Corporate Income Tax Revenue

($ millions)	2025/26	2026/27	2027/28	2028/29
Advance installments:
– Payment share	12.91%	12.93%	12.99%	12.72%
– Installments	7,221	7,699	8,025	8,027
Prior-years' settlement payment	736	(54)	133	135
Corporate income tax revenue	7,957	7,645	8,158	8,162
Annual per cent growth	-3.7%	-3.9%	6.7%	0.0%

42 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Employer health tax revenue growth is expected to average 3.2 per cent annually over the three year fiscal plan, consistent with forecast growth in wages and salaries.

Provincial sales tax revenue is expected to average 5.5 per cent growth annually over the three year fiscal plan, in line with expected increases in nominal GDP, consumer expenditure on taxable goods and new tax measures. The forecast also incorporates tax measures relating to expanding the provincial sales tax to include professional services and repealing outdated exemptions. The measures are outlined in Part 2 - Tax Measures.

Table 1.5.4 Sales Tax Revenue

($ millions)	2025/26	2026/27	2027/28	2028/29
Provincial sales taxes	10,687	11,436	12,120	12,545
Growth rate	3.1%	7.0%	6.0%	3.5%
Annual per cent change (calendar year)	2025	2026	2027	2028
Consumer expenditures on durable goods	10.9%	3.0%	2.8%	3.5%
Consumer expenditures on goods and services	5.0%	3.6%	4.2%	4.6%
Residential investment	1.0%	3.8%	5.9%	6.4%
Business investment	3.4%	4.1%	3.2%	2.1%
Government expenditures	5.2%	3.5%	0.8%	2.0%
Nominal GDP	4.1%	4.4%	4.1%	4.2%
Retail sales	5.8%	2.4%	3.3%	3.8%

Motor fuel tax revenue is expected to increase an annual average of 1.8 per cent over the three-year plan mainly due to relatively flat growth in gasoline and diesel purchase volumes which comprise about 76 per cent of total fuel tax revenues.

Output-based pricing system revenue collected from large industrial emitters is expected to average 18.9 per cent growth annually over the next three years, mainly reflecting increasing compliance charge rates and stringency requirements.

Property tax revenue is forecast to grow at an average of 9.4 per cent annually over the next three years, reflecting new tax measures and growth in nominal GDP. The forecast includes the implementation of residential, non-residential and rural tax rates to increase in line with the three year average of nominal GDP instead of inflation, effective January 1, 2026. The tax rates for additional school tax for properties worth over $3 million will also increase effective January 1, 2027. Tax measures are outlined in Part 2 - Tax Measures.

Property transfer tax revenue growth is expected to average 8.4 per cent annually over the next three years, consistent with expected annual changes in residential sales values.

Natural resource revenue

Natural gas royalties revenue growth is expected to average 18.6 per cent annually over the three-year fiscal plan mainly due to increased royalties from natural gas liquids, higher natural gas prices and production volumes. Natural gas royalty rates are sensitive to prices in the $1.22 to $2.82 ($Cdn/gigajoule, plant inlet) range, with the effective royalty rate expected to rise as prices increase.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 43

Three Year Fiscal Plan

The forecast assumes an average natural gas price of $2.18 ($Cdn/gigajoule, plant inlet) in 2026/27, up from $1.12 in 2025/26. This assumption is within the 20th percentile of the private sector forecasters, continuing the prudence the province has incorporated since 2013/14. Prices are expected to increase over the next two years to $2.39 in 2027/28 and $2.48 in 2028/29, consistent with the growth of the average of the private sector forecasts. See Appendix Table A5 and A6 for more details regarding natural gas price forecasts.

Chart 1.3 Revenue from Energy, Metals, and Minerals

Mining and minerals revenue is forecast to increase 32.6 per cent in 2026/27 mainly due to higher tax revenue reflecting higher coal production volume and commodity prices. Over the following two years, revenue is projected to increase at a 28.2 per cent annual average rate mainly due to improved mine profitability and higher commodity prices. Over the four years to 2028/29, the forecast assumes payments of $272 million to First Nations in support of mining revenue sharing agreements.

Revenue from electricity sales under the Columbia River Treaty is relatively flat over the three year fiscal plan mainly reflecting higher Mid Columbia electricity prices, offset by the impacts of a weaker U.S. dollar.

Other energy revenue is comprised of bonus bids and rents on drilling licences and leases, petroleum royalties, and fees collected by the BC Energy Regulator. Revenues are expected to increase 6.7 per cent in the last two years of the fiscal plan, mainly due to higher fees collected by the BC Energy Regulator, effects of higher petroleum prices, partially offset by lower revenue from bonus bids and rents on drilling licenses and leases.

44 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Forest revenue growth is expected to average 3.3 per cent annually over the three year fiscal plan mainly due to higher overall stumpage rates reflecting an improved outlook for lumber prices partly offset by rising industry costs. Total annual harvest volume on Crown land is projected to average 29 million cubic metres over the fiscal plan period. Over the four years to 2027/28, the forecast assumes payments of $293 million to First Nations in support of Forest Consultation and Revenue Sharing Agreements.

Other natural resource revenue is comprised of water rentals collected under the Water Sustainability Act and fees for hunting and fishing licences collected under the Wildlife Act. These forecasts are expected to increase at a 9.7 per cent annual average rate over the three year fiscal plan mainly due to higher water rental revenues from increased power generation, mainly reflecting the impacts of Site C and higher expected rainfall and snowpack levels.

Other Revenue

Fees and licences: Over the three-year fiscal plan, revenue from fees and licences is expected to be flat. Fee revenue projections from schools, universities, colleges and health authorities (SUCH sector) account for 67 per cent of the total fee revenue forecast.

Investment earnings: Over the next three years, investment income is expected to average 7.3 per cent annual growth mainly due to higher recoveries related to government’s Fiscal Agency Loan program, which has an equal and offsetting higher expense, resulting in no net impact on the projected annual deficit. These recoveries are expected to comprise approximately 69 per cent of total investment earnings.

Miscellaneous revenue includes sales of goods and services, fines and penalties, and other miscellaneous items, are projected to increase slightly over the fiscal plan period. The 2025/26 forecast update includes the one-time tobacco settlement of $2.7 billion that does not carry forward. Approximately 55 per cent of the annual miscellaneous revenue is made up of sales of goods and services earned by the SUCH sector entities.

Federal Government Transfers

Canada Health Transfer (CHT) and Canada Social Transfer (CST) contributions are expected to increase at a 4.4 per cent annual average rate over the three year fiscal plan mainly reflecting increasing national CHT and CST cash amounts and a relatively stable B.C. population share of the national total. The plan assumes the national CHT cash disbursement increases 5.0 per cent over 2025/26 through 2027/28 and 3.7 per cent in 2028/29. The 2026/27 cash disbursement is based on a three year average (2024 to 2026) of Canada’s forecast of nominal GDP growth. The forecast adopts the most recently published federal government outlook for national nominal GDP. The total CST cash disbursement is projected to increase 3.0 per cent annually, consistent with the federal government forecast.

Other federal government contributions are expected to increase 7.7 per cent in 2026/27 mainly due to higher funding in support of health care, public transit and transfers under the Disaster Financial Assistance Arrangements (DFAA). Over the next two years, other federal government contributions are expected to decrease by an average of 10.1 per cent annually mainly due to reduced program funding in support of health care, local government, public transit, housing and transfers under the DFAA. The decreases are partially offset by increased transfers to post-secondary institutions.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 45

Three Year Fiscal Plan

Table 1.5.5 Federal Government Contributions

($ millions)	2025/26	2026/27	2027/28	2028/29
Canada Health Transfer	7,450	7,855	8,239	8,556
Canada Social Transfer	2,372	2,454	2,525	2,605
Total Health and Social Transfers	9,822	10,309	10,764	11,161

Disaster Financial Assistance Arrangements	434	520	207	357
BC Housing Management Commission	236	205	221	22
Ministry Vote Recoveries	2,870	3,167	2,620	2,462
Other Transfers to Ministries and Agencies	1,248	1,267	1,291	1,333
Total Other Contributions	4,788	5,159	4,339	4,174
Total Federal Government Contributions	14,610	15,468	15,103	15,335
BC share of national population (July 1)	13.68%	13.68%	13.67%	13.69%

Commercial Crown Corporations

British Columbia Hydro and Power Authority (BC Hydro): BC Hydro’s annual net-income target for the purpose of rate setting is set by regulation. Consistent with previous years, the forecast assumes a net income of $712 million in each year of the three year fiscal plan. The payment of dividends to government was phased out several years ago to assist with stabilizing rate increases and improve BC Hydro’s capital structure to a 60:40 debt to equity ratio (currently 80:20). No dividend payments are forecast during the fiscal plan period.

British Columbia Liquor Distribution Branch (LDB): LDB is projecting an annual net income of $945 million in 2026/27 with modest reductions in each year of the fiscal plan period. Reductions to net income reflect lower expected sales revenue due to economic conditions, shifts in consumer purchase preferences, and a downward trend in liquor consumption.

British Columbia Lottery Corporation (BCLC): BCLC’s forecast net income1 is $1.29 billion for 2026/27, $1.34 billion for 2027/28, and $1.39 billion for 2028/29. Approximately 23 per cent of the corporation’s total net income is distributed to community gaming grants, host local governments, and the BC First Nations Gaming Revenue Sharing Limited Partnership. The remaining net income is used to support government programs including health care.

Insurance Corporation of British Columbia (ICBC): ICBC is forecasting annual net income of $700 million for all fiscal years over the plan period. The forecast is subject to a number of financial and behavioural assumptions and actual results could vary from these projections.

For more information relating to commercial Crown corporations, please see Service Plans listed on the Budget 2026 website or the corporations’ respective websites.

[1]	Government reports BCLC’s net income net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

46 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Investments in Clean Energy

One of the key components of B.C.’s Look West strategy is expanding clean energy capacity to drive nation building economic growth, deliver critical minerals, and create the renewable energy the world needs. BC Hydro, one of many organizations making the vision of Look West a reality, is continuing to invest in clean energy to help households, businesses and industries save on their energy bills and switch from fossil fuels to clean electricity. This helps reduce the pollution that is driving climate change, reduce costs for clean energy users, and build healthier communities.

Today, the Province is in a unique position to turn global trade uncertainty into momentum for growth and transformation In May 2025, government introduced additional measures through the made-in-B.C. Clean Power Action Plan to support government’s commitment to strengthen our economy and diversify trade. This plan ensures B.C.’s electricity system — built on the strong foundation of BC Hydro’s service — is equipped to enable stability and strong economic growth, increase supply for new homes, businesses, and industries, create jobs for British Columbians, and maintain affordable rates for customers. With a legacy of innovation and a forward-looking vision, the Province is ready to power the future.

The Province continues to work in close collaboration with First Nations and the clean-energy sector in delivering on this plan. The 2024 call for power resulted in 10 new renewable energy projects, with First Nations asset ownership between 49 per cent and 51 per cent, capable of powering about 500,000 new homes. The 10 projects include one solar project (the ShTSaQU Solar Project in Logan Lake), and nine wind projects (including Yəyus Energy in Campbell River, and the Nithi Mountain Wind Project in Fraser Lake). Together, the 10 projects are expected to generate up to $6 billion in private investment, with up to $3 billion under First Nations ownership, and create approximately 2,000 jobs annually during construction. The projects will also deliver power at prices 40 per cent lower than BC Hydro’s last clean-power process in 2010, after adjusting for inflation. The 2025 call for power, currently underway, aims to acquire a target of up to 5,000 gigawatt hours per year of energy from large, clean and renewable projects in partnership with First Nations and independent power producers. The 2024 and 2025 call for power projects will collectively generate enough energy to power one million homes and boost B.C.’s power supply by 16 per cent. The Province is committed to completing regular calls for power to continue securing new sources of affordable, clean electricity that will support British Columbia’s expanding economy and create thousands of skilled jobs. BC Hydro’s next call for power is anticipated to be in 2028.

In addition to increasing B.C.’s energy capacity through various renewable energy projects, BC Hydro recently launched a competitive process to allocate electricity to support and strengthen emerging technology sectors in B.C., including AI and data centers.

To help supply clean power to British Columbians across the province, BC Hydro is continuing to implement its 10-Year Capital Plan to expand and strengthen community and regional electrical infrastructure. This multi-year $36 billion investment, announced in January 2024, will help to ensure that BC Hydro can reliably deliver clean power to new homes, businesses, and industries when and where they need it. These important investments create economic opportunities across the province, including around 10,000 jobs for skilled workers, and economic growth for First Nations and communities. In concert with electricity infrastructure investments, BC Hydro continues to support households, communities and industry with programs to support affordability and greenhouse gas (GHG) emission reductions. Since 2022, BC Hydro has invested over $532 million on energy efficiency and electrification programs, achieving more than 1,800 gigawatts of energy savings and 351 megawatts of capacity savings through 2024/25. Going forward, BC Hydro has committed $348 million in 2026/27 to support customers in becoming more energy efficient, switch from fossil fuels to clean electricity (including in remote communities), and expand B.C.’s EV charging infrastructure. Planned program expenditures for 2027/28 and 2028/29 are expected to maintain this level of investment in alignment with BC Hydro’s 2021 and 2025 Integrated Resource Plan. BC Hydro’s program expenditures are coordinated with government and subject to BC Hydro Board and British Columbia Utilities Commission approval.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 47

Three Year Fiscal Plan

Budget 2026 also maintains government’s commitment to additional rebate programming for electric heat pumps for low- and moderate-income households, including those in multi-unit residential buildings, to support homeowners in improving energy efficiency. This includes over $60 million through the Better Homes Better Buildings programs, maintaining a key component of CleanBC programming while the results of the formal review of CleanBC are being considered by the Province.

In addition, the Province continues to support programs to advance innovation and adoption of clean-energy technology projects through the Clean Industry Fund and the Innovative Clean Energy Fund.

Budget 2026 includes $35 million for the 2026 intake of the Clean Industry Fund, a program that supports the development, trial and deployment of projects that reduce GHG emissions from large industrial operations in British Columbia. Since its inception in 2019, the Clean Industry Fund has provided more than $368 million in funding to 173 projects, estimated to achieve 14 million tonnes of greenhouse gas emissions over 10 years, the equivalent of eliminating over 20 per cent of emissions from all heavy-duty vehicles in B.C.

Budget 2026 also sustains the Innovative Clean Energy Fund, which leverages revenues collected through a levy on certain energy sales to support clean energy technology that helps to advance B.C.’s clean energy sector. Since 2008, the Innovation Clean Energy Fund has committed over $124 million to support pre-commercial clean energy technology projects, clean energy vehicles, research and development, and energy efficiency programs.

48 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Capital Spending

In Budget 2026, capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure throughout the province is expected to total $52.9 billion over the fiscal plan period. These investments will create good jobs in communities throughout the province and ensure the necessary infrastructure is in place to deliver and improve services for British Columbians.

Table 1.6 Capital Spending

($ millions)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29
Taxpayer-supported
Education
Schools (K–12)	1,377	1,503	1,395	1,046
Post-secondary institutions	1,484	1,657	1,488	1,281
Health	3,713	3,796	3,924	3,385
BC Transportation Financing Authority	4,027	4,791	4,382	3,513
BC Transit	295	325	489	347
Government ministries	562	483	410	466
Social housing [1]	775	914	959	794
Other [2]	234	195	70	53
Total taxpayer-supported	12,467	13,664	13,117	10,885
Self-supported
BC Hydro	4,288	4,760	4,839	4,991
Columbia Basin power projects [3]	18	19	23	18
BC Railway Company	4	6	6	4
ICBC	178	113	60	61
BC Lottery Corporation	98	95	90	90
Liquor Distribution Branch	20	20	30	30
Total self-supported	4,606	5,013	5,048	5,194
Total capital spending	17,073	18,677	18,165	16,079

1 Includes BC Housing Management Commission.

2 Includes BC Pavilion Corporation, Royal BC Museum and other service delivery agencies.

3 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Taxpayer-Supported Capital Spending

Taxpayer-supported capital spending over the next three years will total $37.7 billion. Spending supports completion of approved projects along with investments to sustain provincial infrastructure, including schools, post-secondary facilities, roads, bridges, and hospitals. The Budget 2026 three-year total is $8.2 billion lower than Budget 2025 due to the wind down of spending as major projects approach completion such as stal̕əw̓asəm (Riverview) Bridge, Dawson Creek and District Hospital and New St. Paul’s Hospital; changes to the timing of cashflows; and resequencing of major capital projects stemming from the capital plan review. Moderation will help temper construction cost escalation and support a competitive debt-to-GDP ratio. Further details on the capital plan review are discussed in the capital topic box on page 66.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 49

Three Year Fiscal Plan

Investments in Schools

Over the fiscal plan, approximately $3.9 billion will be invested in K-12 schools throughout the province. This includes continued investment in seismic replacements and upgrades as well as projects to address enrolment growth in fast growing communities.

Examples of K-12 capital investments in Budget 2026 include:

•	$203 million for the new Smith Secondary School in the Langley School District. The 1,900-student capacity school is expected to complete in 2027.

•	$176 million for replacement of Mission Senior Secondary School in the Mission School District. The 1,500-student capacity school will include a neighbourhood learning centre. The school is expected to complete in 2028.

•	$144 million for the replacement of Pitt Meadows Secondary School in the Maple Ridge-Pitt Meadows School District. The 1,100-student capacity secondary school will include a neighbourhood learning centre. The school is expected to complete in 2029.

•	$127 million for replacement of Prince Rupert Middle School in the Prince Rupert School District, under the Seismic Mitigation Program. The 600-student capacity school will be located on the current site and will include a neighbourhood learning centre. The school is expected to complete in 2027.

•	$103 million for the new Smith Middle School in the Langley School District. The 900-student capacity school will include a neighbourhood learning centre. The school is expected to complete in 2027.

•	$101 million for the new Burtch Road Middle School in the Central Okanagan School District. The 800-student capacity school will include a neighbourhood learning centre. The school is expected to complete in 2030.

•	$73 million for the new Beausoleil (Lansdowne) School in the Conseil scolaire francophone School District. The 465-student capacity school will include a neighbourhood learning centre. The school is expected to complete in 2030.

•	$65 million for the new Simcoe Elementary School in the New Westminster School District. The 605-student capacity school is expected to complete in 2028.

Supporting Post-Secondary Education

Budget 2026 includes $4.4 billion in total capital spending over the next three years by post-secondary institutions throughout the province. These investments will build capacity to support future workforce and economic development needs in key sectors, including health, science, trades and technology. A significant portion of this capital investment is funded through other sources, including foundations, donations, institutions, revenues generated from services, and federal funding.

Current investments in the post-secondary sector include:

•	$521 million to construct the permanent School of Medicine at Simon Fraser University in Surrey, strategically located as part of a major regional transit hub and closely integrated into the existing Surrey campus and civic infrastructure. The project is expected to complete in 2030.

50 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

•	$150 million to expand the Engineering and Computer Science building and construct a new High Bay Research and Structures Lab building at the University of Victoria. The project is expected to complete in 2026.

•	$58 million for construction of a four-storey hybrid mass timber Centre for Food Wine and Tourism at the Okanagan College campus in Kelowna. The project is expected to complete in 2027.

•	The provincial student housing program was launched in 2018 to increase the number of student housing beds at B.C.’s public post-secondary institutions. Approved projects include:

–	$143 million to construct an eight-storey, 358-bed student housing building with an adjacent 161-seat dining hall at Kwantlen Polytechnic University in Surrey. The project is expected to complete in 2030.

–	$24 million to construct 101 beds of student housing in a four-storey building with mass timber elements at the Okanagan College campus in Penticton. The project is expected to complete in 2026.

•	The B.C. Knowledge Development Fund provides capital investment funding for research infrastructure across the province, enabling institutions to attract researchers and skilled technicians. Projects include:

–	$70 million for the Advanced Therapeutics Manufacturing Facility in Canada’s Immuno-Engineering and Biomanufacturing Hub at the University of British Columbia in Vancouver for the development and manufacturing of medical treatments. This project is expected to complete in 2028.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $11.1 billion over the next three years. These investments support construction of major projects; upgrading health facilities; additional long-term care beds; and investments to improve access to primary care. These investments are supported by funding from the Province as well as other sources, such as regional hospital districts and foundations.

Examples of health sector capital investments in Budget 2026 include:

•	$2.9 billion toward a net-new hospital and integrated cancer centre in Surrey. The hospital will include 168 inpatient beds, an emergency department, a medical imaging department, a surgical suite, a pharmacy, and a laboratory. The project is expected to complete in 2029.

•	$2.3 billion toward a new St. Paul’s Hospital at the Station Street site in Vancouver, which will include capacity for 548 inpatient beds, a new and larger emergency department, a surgical suite, consolidated specialty outpatient clinics and an underground parkade. The project is expected to complete in 2027.

•	$2.0 billion for the redevelopment of Richmond Hospital. The redevelopment is a multi-phased project that includes a new 216-bed acute care tower, which will replace the original North Tower. The new tower is anticipated to be open for patients in 2028. Renovations to the South Tower and demolition of the North Tower will follow and is expected to complete in 2033.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 51

Three Year Fiscal Plan

•	$1.9 billion for Phases 2 and 3 of the Royal Columbian Hospital Redevelopment. Phase 2 is an 11-storey, 388-bed, acute care tower including critical care and maternity, a new and expanded emergency department, a new surgical and interventional suite and an underground parkade. The tower is expected to open in 2026, with Phase 3 renovation early works expected to complete in 2029.

•	$1.6 billion for the construction of a new Acute Care Tower at the University Hospital of Northern BC. The new six-storey clinical services tower will include 211 beds with updated surgical, cardiac, and mental health and addictions services. The project is expected to complete in 2031.

•	$1.4 billion to replace the Cowichan District Hospital in Duncan with a new 204-bed hospital on a greenfield site in North Cowichan. The replacement hospital will increase inpatient beds and emergency department treatment spaces. The project is expected to complete in 2027.

•	$715 million for the construction of two cancer centres, one in Kamloops and one in Nanaimo. The Kamloops project includes a standalone five-storey facility and a 470-stall parkade. The planned Nanaimo facility will be four storeys and will be connected to the hospital. Both projects are expected to complete in 2028.

•	$590 million for the Replacement of the Dawson Creek and District Hospital. The new hospital will include 70 inpatient beds, an increase of 24 beds. The project also includes an expansion of the emergency department, surgical and operating space, and ambulatory care services. The project is expected to complete in 2027.

•	$367 million for the redevelopment of the Cariboo Memorial Hospital in Williams Lake, which includes construction of a three-storey addition and renovation of vacated spaces in the existing hospital. The redeveloped hospital will include 53 inpatient beds, an increase of 25 beds, and a larger emergency department. The new addition is expected to open in 2026, while the renovations are expected to complete in 2029.

Supporting the Transportation Investment Plan

Over the three years of the fiscal plan, transportation capital investments total $13.8 billion. The Province has secured federal cost sharing on projects and has leveraged investments through other partnerships.

The transportation capital plan includes investments in programs alongside an array of transit, infrastructure and highway improvements, including:

•	$6.0 billion to construct the Surrey Langley SkyTrain project to add a 16-kilometre extension of the existing Expo Line. The project will run on an elevated guideway primarily along Fraser Highway from King George Station to 203 Street in Langley City. The project is expected to complete in 2029.

•	$4.3 billion towards the Highway 99 Tunnel Program, including an eight-lane immersed tube Fraser River Tunnel that will replace the George Massey Tunnel, providing a toll-free crossing that aligns with regional interests and improves transit, cycling and walking connections across the Fraser River. Other parts of the program including the Steveston Interchange, transit and cycling projects worth $137 million are now in use. The tunnel project is in design, and the estimated cost of the project is being updated and reviewed as the design and contract negotiations progress. The Transportation Investment Plan (Table 1.7) includes an updated forecast of cash flows for the tunnel project. Due to commercial sensitivities related to releasing an updated estimate for the project before a contract is executed, the Province will update the project budget and schedule once negotiations with the contractor have concluded.

52 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

•	$3.0 billion for the Broadway Subway project, which will add 5.7 kilometres of SkyTrain line and six stations. The project will provide frequent and reliable access to one of the most congested transit corridors in Metro Vancouver, meet current and future transportation needs, reduce traffic congestion and air pollution, and improve livability. The project is under construction and is expected to complete in 2027.

•	$2.7 billion investment towards the Highway 1 Mount Lehman Road to Highway 11 project, Phase 3B of the Fraser Valley Highway 1 Corridor Improvement Program. Phase 3B will include several improvements along an 8 kilometre length of Highway 1 from the Mount Lehman Road Interchange to Highway 11. The project is expected to complete in 2031.

•	$2.3 billion investment towards the Highway 1 264th Street to Mount Lehman Road project, Phase 3A of the Fraser Valley Highway 1 Corridor Improvement Program. This phase will include several improvements along a 13 kilometre length of Highway 1 from the 264th Street Interchange to Mount Lehman Road. The project is expected to complete in 2028.

•	$2.2 billion over three years to preserve and sustain transportation assets in order to maintain the safety and integrity of existing infrastructure. Examples include bridge rehabilitation, corridor paving, intersection improvements and culvert upgrades with investments throughout the province.

•	$416 million investment toward the redevelopment of the Belleville Terminal. The project will provide a safe, secure, state-of-the-art international gateway terminal for passengers and goods. The project is expected to complete in 2028.

•	$230 million towards the Highway 8 Corridor Project that will provide a permanent long-term solution to reinstate sites impacted by the 2021 atmospheric river event to pre-event conditions. The project will see the construction of two new climate-resilient 2-lane bridge structures and restore 13 kilometres of laneway lost to flooding. The project is expected to complete in 2026.

•	$93 million to construct a new Highway 1 Sackum Overhead Bridge that will replace the current bridge approximately 22 kilometres east of Lytton and 13 kilometres west of Spences Bridge. The project will see the replacement of the existing end-of-life bridge with a new 2-lane bridge crossing the Canadian Pacific Kansas City Railway and Sackum Creek on Highway 1. The project is expected to complete in 2027.

•	$64 million investment to rehabilitate the Agassiz-Rosedale Bridge that will address steel degradation and improve the drainage system to extend the service life of the bridge. The project is expected to complete in 2029.

Approximately $14.0 billion for transportation operating and capital investments over the next three years include:

•	$12.3 billion of provincial investment in transportation infrastructure; and

•	$1.7 billion of investment leveraged through federal cost sharing and partnerships with local governments and other organizations.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 53

Three Year Fiscal Plan

Table 1.7 Provincial Transportation Investments

	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Fiscal Plan Total
Provincial investments:
– Highway corridor rehabilitation	378	487	459	447	1,393
– Side road improvements	190	197	201	202	600
– Pattullo Bridge replacement	184	176	103	93	372
– Highway 99 Tunnel Program [1]	246	718	1,320	1,424	3,462
– Transportation Infrastructure Recovery	42	48	27	—	75
– Fraser Valley Highway 1 Corridor Improvements Program	474	618	506	413	1,537
– Highway 1 to Alberta border	139	137	93	162	392
– Broadway Subway	274	275	175	108	558
– Surrey Langley Skytrain	1,122	842	660	260	1,762
– Transit Infrastructure	165	418	414	212	1,044
– Transportation and Trade Network Reliability	293	333	304	207	844
– Safety improvements	61	91	75	70	236
– Community and other programs	25	21	22	23	66
Total provincial investments	3,593	4,361	4,359	3,621	12,341
Investments funded through contributions from other partners	753	835	485	326	1,646
Total investments in transportation infrastructure [2]	4,346	5,196	4,844	3,947	13,987

[1]	Includes the Fraser River Tunnel Project and Highway 99/Steveston Interchange Transit & Cycling Improvements. This includes an updated forecast of cash flows for the tunnel project.
[2]	Total investments include operating and capital spending.

Investments in Housing

Over the next three years, approximately $2.7 billion in taxpayer-supported capital spending will be invested to build housing across British Columbia. These projects are expected to create thousands of new homes over the next three years, providing a mix of shelter space, supportive housing, affordable housing, and near-market rental housing.

Housing projects are financed through a combination of government transfers for the development and purchase of provincially-owned assets and operating grants for the development and purchase of non-provincially-owned assets.

Examples of housing capital investments in Budget 2026 include:

•	$221 million to develop 328 units through the Woodland Park affordable rental housing project, located at 296 Angela Drive, Port Moody. The project is expected to complete in 2027.

•	$188 million to develop 97 units through the Clark & 1st Avenue project, located at 1353 East 1st Avenue, Vancouver. The project is developed by BC Housing, in partnership with Vancouver Coastal Health and the City of Vancouver. The project is expected to complete in 2028.

•	$173 million to develop 300 units through the 128 to 132 East Cordova Street project in Vancouver. This is a partnership between BC Housing, the City of Vancouver, Canada Mortgage and Housing Corporation and the Salvation Army Vancouver. The project is expected to complete in 2026.

•	$153 million to develop 205 units through the Pandora housing project, located at 926-930 Pandora Avenue, Victoria. The project is being developed in partnership with the City of Victoria and the Capital Region Housing Corporation. The project is expected to complete in 2029.

54 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

•	$151 million to develop 248 units through the 1015 East Hastings project in Vancouver. This project is a partnership between BC Housing, the Vancouver Aboriginal Friendship Centre Society, and the City of Vancouver. The project is expected to complete in 2026.

•	$120 million to develop 176 units through the Bertram project, located at 1451 Bertram Street, Kelowna. The project will provide non-market and affordable market rental housing for moderate to middle-income families. The project is expected to complete in 2029.

•	$79 million to develop 109 units through the King Edward supportive housing project, located at 1406 and 1410 East King Edward Avenue, Vancouver. The project is expected to complete in 2028.

•	$71 million to develop 94 units through the Pender supportive housing project, located at 343 West Pender Street, Vancouver. The project will provide low-income seniors who are homeless or at risk of becoming homeless with stable tenancy and additional supports. The project is expected to complete in 2029.

Ministry Capital Spending

Budget 2026 includes $1.4 billion in capital spending by government ministries over the fiscal plan period. This will support investments in maintaining, upgrading and expanding infrastructure, such as provincial park amenities, wildfire facilities and equipment, courthouses, correctional centres, office buildings and information systems.

Current and planned capital investments made by government ministries include:

•	$496 million for the Plant and Animal Health Centre in Abbotsford to support monitoring, detection and prevention of disease spread. The facility will replace the Animal Health Centre damaged during the 2021 flooding and is expected to complete in 2031.

Capital Project Reserves

The three-year capital plan includes $150 million of central reserves.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•	direct borrowing (debt financing);

•	operating cash surplus;

•	cost sharing with partners (e.g. federal government, regional hospital districts); and

•	partnerships with the private sector (public-private-partnerships, or P3s).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 55

Three Year Fiscal Plan

Self-Supported Capital Spending

Capital investments of self-supported commercial Crown agencies are projected to total over $15.3 billion over the fiscal plan period. Self-supported investments mainly include:

•	$14.6 billion of total self-supported capital spending for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability. Included in this total is construction of a third dam and hydroelectric generating station on the Peace River through the Site C project. BC Hydro’s electricity system was largely built in the 1960s, 1970s, and 1980s and B.C.’s population and economy continue to grow. BC Hydro is upgrading and maintaining aging assets and will embark on an unprecedented level of construction over the next 10 years, expanding British Columbia’s electricity system for the future.

•	$234 million for ICBC projects, including the costs for the head office relocation, investments in information technology, and facility maintenance and upgrades.

•	$275 million for BC Lottery Corporation projects, including replacement of key legacy business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•	$80 million for Liquor Distribution Branch projects, including investments for updates and improvements to liquor stores, technology-related projects, and ongoing operating equipment replacements.

Table 1.8 provides information on major capital projects, and further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

Projects Over $50 million

Approved major capital projects with multi-year budgets totaling $50 million or more, including provincial funding, are shown in Table 1.8. Annual allocations of the budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.6.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $84.7 billion, reflecting provincial financing of $73.8 billion, including internal sources and public-private-partnership liabilities, as well as $10.9 billion in contributions from the federal government and other sources, including private donations.

The following projects have been added to the table since the Second Quarterly Report:

•	Beausoleil (Landsdowne) Elementary ($73 million);

•	Victoria General Hospital - Electrical Energy Centre ($76 million);

•	Agassiz-Rosedale Bridge Repair Project ($64 million);

•	BC Housing – 343 W Pender St. ($71 million);

•	BC Hydro – Goldstream - property purchase ($61 million);

•	BC Hydro – Public EV charging - light-duty program ($130 million);

56 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

•	BC Hydro – McLellan - substation upgrade project ($77 million);

•	BC Hydro – Bridge River 1 - recoat penstocks 1-4 project ($126 million); and

•	BC Hydro – Newell substation upgrade project ($195 million).

The following projects have been completed since the Second Quarterly Report and removed from the table:

•	BC Housing – Stanley New Fountain; and

•	BC Hydro – Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets.

As previously announced, the following projects have been cancelled since the Second Quarterly Report and removed from the table:

•	Highway 1 Goldstream Safety Improvements; and

•	BC Housing – 2086-2098 W 7th Ave.

Other changes since the Second Quarterly Report include:

•	Stitó:s Lá:lém totí:lt Elementary Middle School project’s anticipated total cost decreased from $54 million to $53 million to reflect final project cost.

•	Burke Mountain Secondary project’s year of completion was amended from 2026 to 2027 due to site work delays impacting project schedule;

•	Simcoe Elementary project’s year of completion was amended from 2029 to 2028 to reflect the revised project schedule;

•	Pitt Meadows Secondary project’s year of completion was amended from 2028 to 2029 to reflect the revised project schedule;

•	Okanagan College – Student Housing project’s anticipated total cost increased from $73 million to $74 million to reflect final project cost. The increase is funded by the institution;

•	Capilano University – Student Housing project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	Simon Fraser University – Digital Research Infrastructure Refresh - CEDAR project’s anticipated total cost increased from $90 million to $91 million to reflect final project cost;

•	The University of British Columbia – Recreation Centre North project’s anticipated total cost decreased from $73 million to $72 million to reflect final project cost;

•	The University of British Columbia – School of Biomedical Engineering project’s anticipated total cost decreased from $139 million to $138 million to reflect final project cost;

•	The University of British Columbia – The Gateway Building project’s anticipated total cost increased from $195 million to $208 million to reflect final project cost. The increase is funded by the institution;

•	University of the Fraser Valley – Student Housing project’s anticipated total cost increased from $105 million to $107 million to reflect final project cost. The increase is funded by the institution;

Budget and Fiscal Plan - 2026/27 to 2028/29	| 57

Three Year Fiscal Plan

•	Okanagan College – Centre for Food, Wine and Tourism project’s anticipated total cost increased from $57 million to $58 million to reflect revised project cost. The increase is funded by the institution;

•	Capilano University – Squamish Student Housing project’s year of completion was amended from 2027 to 2028 to reflect the revised project schedule;

•	The University of British Columbia – Canada’s Immuno-Engineering and Biomanufacturing Hub: Advanced Therapeutics Manufacturing Facility project’s year of completion was amended from 2030 to 2028 to align with revised project schedule;

•	Kwantlen Polytechnic University – Student Housing and Dining project’s year of completion was amended from 2029 to 2030 to reflect the revised project schedule;

•	Royal Columbian Hospital Redevelopment Phases 2 & 3 project’s anticipated total cost increased from $1.249 billion to $1.859 billion to reflect revised project cost. Internal borrowing increased from $1.148 billion to $1.782 billion and contributions from other sources increased from $65 million to $77 million. The project’s year of completion was amended from 2026 to 2029 to reflect the revised project schedule;

•	New St. Paul’s Hospital project’s anticipated total cost increased from $2.180 billion to $2.266 billion to reflect revised project cost. Internal borrowing increased from $1.327 billion to $1.413 billion;

•	Nanaimo Long-Term Care project’s anticipated total cost increased from $286 million to $350 million to reflect revised project cost. Internal borrowing increased from $172 million to $236 million. The project’s year of completion was amended from 2027 to 2029 to reflect the revised project schedule;

•	The Western Communities Long-Term Care project’s anticipated total cost increased from $224 million to $325 million to reflect revised project cost. Internal borrowing increased from $157 million to $258 million. The project’s year of completion was amended from 2027 to 2029 to reflect the revised project schedule;

•	Highway 99 10-Mile Slide project’s total anticipated cost decreased from $88 million to $84 million to reflect project final cost. Internal borrowing decreased by $4 million;

•	West Fraser Road Realignment project’s anticipated total cost decreased from $94 million to $84 million to reflect project final cost. Internal borrowing decreased by $10 million;

•	Highway 1 Corridor – Falls Creek project’s anticipated total cost decreased from $143 million to $89 million to reflect final project cost. Internal borrowing decreased from $59 million to $5 million;

•	Highway 5 Corridor project’s anticipated total cost decreased from $350 million to $263 million to reflect revised project cost. Internal borrowing decreased from $111 million to $24 million;

•	Highway 1 Corridor – Nicomen Bridge project’s anticipated total cost decreased from $144 million to $100 million to reflect revised project cost. Internal borrowing decreased from $64 million to $20 million;

•	Highway 7 Widening – 266th St. to 287th St. project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	Highway 17 Keating Cross Overpass project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

58 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

•	Highway 99 / Steveston Interchange, Transit & Cycling Improvements project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	Pattullo Bridge Replacement project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	Blackwater North Fraser Slide project’s year of completion was amended from 2026 to 2027 to reflect the revised project schedule;

•	Cottonwood Hill at Highway 97 Slide project’s year of completion was amended from 2026 to 2027 to reflect the revised project schedule;

•	Highway 1 Salmon Arm West project’s year of completion was amended from 2026 to 2027 to reflect the revised project schedule;

•	Highway 95 Bridge Replacement project’s year of completion was amended from 2026 to 2027 to reflect the revised project schedule;

•	Highway 1 Fraser Valley Corridor Improvements - Mount Lehman Road to Highway 11 project’s internal borrowing decreased from $2,651 million to $2,601 million while contributions from other sources increased to $50 million;

•	BC Housing – 1015 Hastings St. Development project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	BC Housing – 128 to 134 East Cordova St. project’s anticipated total cost increased from $166 million to $173 million to reflect the revised project cost. Contributions from other sources increased from $103 million to $110 million;

•	BC Housing – 320 Hastings St. E. Redevelopment project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	BC Housing – Vancouver Parkside project’s year of completion was amended from 2025 to 2026 to reflect the revised project schedule;

•	BC Housing – 1410 E King Edward Ave project’s year of completion was amended from 2026 to 2028 to reflect the revised project schedule;

•	Connect the Basin – high-speed internet infrastructure project’s anticipated total cost increased from $76 million to $96 million for an approved expansion of the project. Internal borrowing increased from $43 million to $63 million;

•	BC Hydro – Mica replace units 1 to 4 generator transformers project’s anticipated total cost decreased from $89 million to $86 million as the project contingency was not required;

•	BC Hydro – Various Sites - EV charging infrastructure implementation program’s anticipated total cost decreased from $73 million to $72 million as the project contingency was not required;

•	BC Hydro – Sperling substation metalclad switchgear replacement project’s anticipated total cost increased from $76 million to $83 million due to higher construction and engineering costs resulting from more complex as-found site conditions;

•	ICBC Head Office Relocation project’s anticipated total cost increased from $151 million to $152 million to reflect the revised project cost; and

•	A new section has been created to disclose projects with adjusted timelines as a result of the capital plan review.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 59

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Schools
Centennial Secondary [2]	2017	60	1	61	61	-	-	-
New Westminster Secondary [2]	2021	98	9	107	107	-	-	-
Quesnel Junior School [2]	2022	48	1	49	49	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	53	-	53	48	-	-	5
Coast Salish Elementary [2]	2023	28	10	38	33	-	-	5
Burnaby North Secondary [2]	2024	117	-	117	108	-	-	9
Eric Hamber Secondary [2]	2024	94	12	106	94	-	-	12
Victoria High School [2]	2024	100	-	100	97	-	-	3
Cedar Hill Middle	2025	39	15	54	50	-	-	4
Cowichan Secondary [2]	2025	85	1	86	84	-	-	2
Henry Hudson Elementary	2025	41	19	60	49	-	-	11
North East Latimer Elementary	2025	37	15	52	52	-	-	-
Carson Elementary	2026	33	28	61	61	-	-	-
New Cloverley Elementary	2026	31	33	64	61	-	-	3
Sníne Elementary
- (formerly Pineview Valley Elementary)	2026	39	26	65	65	-	-	-
Burke Mountain Secondary	2027	86	74	160	135	-	-	25
George Pringle Secondary
- (formerly Westside Secondary)	2027	73	51	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	21	45	66	66	-	-	-
New East Side Elementary	2027	11	48	59	59	-	-	-
Prince Rupert Middle	2027	18	109	127	127	-	-	-
Smith Middle and Secondary	2027	25	281	306	306	-	-	-
Cameron Elementary	2028	4	64	68	68	-	-	-
Guildford Park Secondary	2028	8	57	65	60	-	-	5
John Diefenbaker Elementary	2028	3	50	53	53	-	-	-
Mission Secondary	2028	7	169	176	175	-	-	1
Montgomery Middle	2028	2	85	87	87	-	-	-
Simcoe Elementary	2028	1	64	65	65	-	-	-
Tamanawis Secondary	2028	7	50	57	52	-	-	5
Clayton Heights Secondary	2029	-	90	90	89	-	-	1
Fleetwood Park Secondary	2029	1	78	79	79	-	-	-
Olympic Village Elementary	2029	2	149	151	151	-	-	-
Pitt Meadows Secondary	2029	1	143	144	144	-	-	-
Beausoleil (Landsdowne)	2030	-	73	73	73	-	-	-
Burtch Road Middle School	2030	-	101	101	101	-	-	-
North Langford Secondary	2030	-	219	219	219	-	-	-
Seismic mitigation program [3]	2030	1,910	116	2,026	2,026	-	-	-
Total schools		3,083	2,286	5,369	5,275	-	-	94

Post-secondary institutions
University of Victoria – Student Housing [2]	2023	243	-	243	128	-	-	115
Okanagan College – Student Housing [2]	2024	72	2	74	73	-	-	1
British Columbia Institute of Technology
– Student Housing [2]	2025	143	1	144	129	-	-	15
North Island College – Student Housing [2]	2025	77	1	78	76	-	-	2
Royal Roads University – West Shore Learning Centre [2]	2025	103	5	108	88	-	-	20
Simon Fraser University
– Digital Research Infrastructure Refresh - CEDAR [2]	2025	88	3	91	25	-	41	25
University of the Fraser Valley – Student Housing [2]	2025	101	6	107	88	-	-	19

Post-secondary institutions projects are continued on the next page

60 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Post-secondary institutions projects continued
The University of British Columbia
– Recreation Centre North [2]	2025	72	-	72	-	-	-	72
– School of Biomedical Engineering [2]	2025	137	1	138	25	-	-	113
– The Gateway Building [2]	2025	199	9	208	-	-	-	208
Capilano University – Student Housing	2026	44	14	58	41	-	-	17
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	67	52	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	79	71	150	97	-	-	53
Douglas College – Academic and Student Housing	2027	94	238	332	232	-	-	100
Okanagan College – Centre for Food, Wine and Tourism	2027	12	46	58	52	-	-	6
Simon Fraser University – Student Housing Phase 3	2027	33	164	197	132	-	-	65
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	33	118	151	-	-	-	151
– UBCO Downtown Kelowna Project	2027	-	54	54	-	-	-	54
Vancouver Island University – Student Housing and Dining	2027	36	71	107	106	-	-	1
British Columbia Institute of Technology
– Trades and Technology Complex	2028	18	200	218	186	-	1	31
Camosun College - Student Housing	2028	3	152	155	152	-	-	3
Capilano University – Squamish Student Housing	2028	53	2	55	48	-	-	7
The University of British Columbia
– Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2028	6	64	70	22	-	42	6
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2028	75	240	315	295	-	-	20
The University of British Columbia
– Student Housing - Lower Mall Precinct	2029	8	552	560	300	-	-	260
Kwantlen Polytechnic University
– Student Housing and Dining	2030	1	142	143	118	-	-	25
Simon Fraser University
– Medical School Permanent Facility	2030	1	520	521	496	-	-	25
Total post-secondary institutions		1,798	2,728	4,526	2,909	-	84	1,533

Health facilities
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	130	1	131	131	-	-	-
Clinical and Systems Transformation	2025	844	-	844	702	-	-	142
iHealth Project – Vancouver Island Health Authority [2]	2025	165	-	165	55	-	-	110
Lions Gate Hospital – New Acute Care Facility [2]	2025	293	33	326	160	-	-	166
Ksyen Regional Hospital
(formerly Mills Memorial Hospital Replacement) [2]	2025	627	6	633	510	-	-	123
Nanaimo Regional General Hospital
– ICU/HAU Redevelopment	2025	45	15	60	22	-	-	38
Nats'oojeh Hospital and Health Centre
(formerly Stuart Lake Hospital Replacement) [2]	2025	150	8	158	140	-	-	18
Surrey Memorial Hospital						-	-
– Hemodialysis Renal Centre	2026	46	39	85	84	-	-	1
– Interventional Cardiology and Interventional Radiology	2026	42	55	97	97	-	-	-
University Hospital of Northern BC Redevelopment Phase 1 – Site Preparation	2026	45	58	103	62	-	-	41

Health projects are continued on the next page

Budget and Fiscal Plan - 2026/27 to 2028/29	| 61

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Health projects continued
Burnaby Hospital Redevelopment – Phase 1	2027	480	153	633	599	-	-	34
Cowichan District Hospital Replacement	2027	786	660	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	388	202	590	413	-	-	177
Immunization BC Digital Platform	2027	64	11	75	75	-	-	-
New St. Paul's Hospital	2027	1,795	471	2,266	1,413	-	-	853
Richmond Long-Term Care	2027	2	176	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement.	2027	143	59	202	112	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Centre for Children and Youth Living with Health Complexity	2028	59	251	310	224	-	-	86
East Kootenay Regional Hospital
– Oncology and Renal Redevelopment	2028	-	59	59	-	-	-	59
Kamloops Cancer Centre	2028	22	364	386	341	-	-	45
Nanaimo Cancer Centre	2028	18	311	329	307	-	-	22
St. Vincent's Heather Long-Term Care	2028	28	281	309	309	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	194	173	367	257	-	-	110
Nanaimo Long-Term Care	2029	2	348	350	236	-	-	114
New Surrey Hospital and BC Cancer Centre	2029	1,030	1,851	2,881	2,816	-	-	65
Royal Columbian Hospital Redevelopment Phases 2 & 3	2029	977	882	1,859	1,782	-	-	77
St. Paul's Hospital Clinical Support and Research Centre	2029	86	704	790	476	-	-	314
Vancouver General Hospital – Operating Rooms Renewal - Phase 2	2029	126	297	423	396	-	-	27
Victoria General Hospital - Electrical Energy Centre	2029	-	76	76	33	-	-	43
Western Communities Long-Term Care	2029	3	322	325	258	-	-	67
Dr. F.W. Green Memorial Home	2030	6	230	236	143	-	-	93
University Hospital of Northern BC Redevelopment Phase 2 – Acute Care Tower	2031	5	1,574	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	47	1,912	1,959	1,889	-	-	70
Total health facilities		8,936	11,582	20,518	16,614	164	-	3,740

Transportation
Highway 99 10-Mile Slide [2]	2021	82	2	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	57	10	67	53		14	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	84	-	84	72	-	12	-
Highway 1 Corridor – Falls Creek [2]	2024	86	3	89	5	-	84	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	595	6	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement [2]	2024	103	16	119	69	-	50	-
Highway 5 Corridor [2]	2024	253	10	263	24	-	239	-
BC Transit Victoria HandyDART Facility [2]	2025	73	11	84	41	-	21	22
Highway 1 Chase Four-Laning [2]	2025	159	37	196	184	-	12	-
Highway 1 Corridor – Nicomen Bridge [2]	2025	94	6	100	20	-	80	-
Highway 1 Corridor – Tank Hill	2026	145	148	293	218	-	75	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	190	53	243	161	-	82	-
Highway 7 Widening – 266th St. to 287th St.	2026	107	23	130	101	-	29	-
Highway 17 Keating Cross Overpass	2026	67	10	77	58	-	17	2
Highway 99 / Steveston Interchange, Transit & Cycling Improvements	2026	85	52	137	137	-	-	-

Transportation projects are continued on the next page

62 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Transportation projects continued
Highway 8 Corridor	2026	57	173	230	220	-	10	-
Kootenay Lake ferry service upgrade	2026	84	33	117	100	-	17	-
Pattullo Bridge Replacement	2026	1,197	440	1,637	1,637	-	-	-
Quesnel-Hydraulic Road Slide	2026	5	75	80	80	-	-	-
Blackwater North Fraser Slide	2027	18	185	203	192	-	11	-
Broadway Subway [4]	2027	2,106	848	2,954	1,957	-	897	100
Cottonwood Hill at Highway 97 Slide	2027	34	301	335	313	-	22	-
Highway 1 Salmon Arm West [5]	2027	93	47	140	109	-	31	-
Highway 1 Bus on Shoulder McKenzie to Colwood Interchange	2027	19	76	95	68	-	27	-
Highway 1 Jumping Creek to MacDonald	2027	101	144	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	138	122	260	169	-	91	-
Highway 1 Sackum Overhead Bridge Replacement	2027	12	81	93	93	-	-	-
Highway 1 Selkirk	2027	29	100	129	97	-	32	-
Highway 95 Bridge Replacement	2027	38	52	90	61	-	29	-
Belleville Terminal Redevelopment	2028	71	345	416	371	-	45	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	474	1,776	2,250	2,250	-	-	-
Agassiz-Rosedale Bridge Repair Project	2029	-	64	64	64	-	-	-
Highway 1 216th St. to 264th St. widening	2029	156	324	480	383	-	97	-
Surrey Langley SkyTrain Project	2029	2,067	3,929	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [6]	2030	398	3,750	4,148	4,148	-	-	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11	2031	116	2,535	2,651	2,601	-	-	50
Total transportation		9,643	15,797	25,440	21,253	-	3,673	514

Housing
58 W Hastings [2]	2024	154	6	160	67	-	21	72
1015 Hastings St. Development	2026	131	20	151	95	-	37	19
128 to 134 East Cordova St.	2026	65	108	173	36	-	27	110
320 Hastings St. E. Redevelopment	2026	73	13	86	49	-	5	32
Vancouver Parkside	2026	51	3	54	54	-	-	-
296 Angela Drive	2027	146	75	221	150	-	42	29
1410 E King Edward Ave	2028	3	76	79	73	-	-	6
Clark & 1st Ave	2028	45	143	188	32	-	121	35
1451 Bertram St	2029	2	118	120	120	-	-
926 & 930 Pandora Ave	2029	6	147	153	132	-	6	15
343 W Pender St.	2029	-	71	71	58	-	-	13
Total housing		676	780	1,456	866	-	259	331

Other taxpayer-supported
Nanaimo Correctional Centre Replacement [2]	2024	180	1	181	181	-	-	-
FIFA World Cup 2026 - Stadium Capital Improvements	2026	79	30	109	109	-	-	-
Provincial Archives, Research and Collections Campus (formerly RBCM Collections and Research Building)	2026	213	57	270	270	-	-	-
Connect the Basin – high-speed internet infrastructure	2027	3	93	96	63	-	29	4
Plant and Animal Health Centre	2031	-	496	496	496	-	-	-
Total other taxpayer-supported		475	677	1,152	1,119	-	29	4

Budget and Fiscal Plan - 2026/27 to 2028/29	| 63

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Approved projects with adjusted timelines
Abbotsford Long-Term Care	TBC	25	186	211	157	-	-	54
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	TBC	45	1,770	1,815	1,771	-	-	44
Campbell River Long-Term Care	TBC	1	133	134	80	-	-	54
Chilliwack Long-Term Care	TBC	8	266	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	TBC	2	185	187	112	-	-	75
Delta Long-Term Care	TBC	15	165	180	162	-	-	18
Fort St. John Long-Term Care	TBC	-	155	155	109	-	-	46
Squamish (Hilltop) Long-Term Care	TBC	-	286	286	286	-	-	-
University of Victoria – Student Housing Expansion	2034	3	175	178	121	-	-	57
Total approved projects with adjusted timelines		99	3,321	3,420	3,044	-	-	376
Total taxpayer-supported		24,710	37,171	61,881	51,080	164	4,045	6,592

Power generation and transmission
BC Hydro
– Mica replace units 1-4 generator transformers project [2]	2022	85	1	86	86	-	-	-
– Lake Buntzen 1 Coquitlam tunnel gates refurbishment project [2]	2023	65	9	74	74	-	-	-
– Wahleach refurbish generator project [2]	2023	58	3	61	61	-	-	-
– Bridge River 1 - penstock concrete foundation refurbishment project [2]	2024	63	-	63	63	-	-	-
– Capilano substation upgrade project [2]	2024	76	1	77	77	-	-	-
– G.M. Shrum G1 to 10 control system upgrade [2]	2024	73	3	76	76	-	-	-
– Natal - 60-138 kV switchyard upgrade project [2]	2025	77	8	85	85	-	-	-
– Site C project [2,7]	2025	14,822	1,178	16,000	16,000	-	-	-
– Vancouver Island radio system project [2]	2025	55	3	58	57	-	-	1
– Various Sites - EV charging infrastructure implementation program [2]	2025	72	-	72	54	-	10	8
– 2L143 - cable replacement project	2026	28	72	100	100	-	-	-
– 2L333 - load interconnection - Enbridge APP CS16	2026	65	67	132	71	-	15	46
– Cheakamus recoat units 1 and 2 penstocks (interior and exterior) project	2026	46	7	53	53	-	-	-
– Comox - Puntledge flow control improvements project	2026	50	3	53	53	-	-	-
– Fort Nelson - regional reliability improvement project	2026	38	20	58	58	-	-	-
– Goldstream - property purchase	2026	1	60	61	61	-	-	-
– Mainwaring station upgrade project	2026	95	59	154	154	-	-	-
– Mica townsite apartment accommodation project	2026	41	26	67	67	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2026	76	53	129	129	-	-	-
– 1L037 Jervis and Agamemnon crossings project	2027	16	48	64	64	-	-	-
– 1L243 transmission load increase (HVC) project	2027	38	104	142	139	-	-	3
– Distribution design modernization project	2027	14	40	54	54	-	-	-
– Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	27	131	158	77	-	-	81
– Kimberley to Marysville - substation relocation project	2027	8	65	73	73	-	-	-
– Long Lake terminal station - transmission load interconnection project	2027	33	47	80	79	-	-	1
– Materials classification facility project	2027	35	41	76	76	-	-	-
– Minette - transmission load interconnection project	2027	23	49	72	52	-	-	20
– Public EV charging - light-duty program[8]	2027	55	75	130	130	-	TBD	TBD
– Sperling substation metalclad switchgear replacement project	2027	65	18	83	83	-	-	-

Power generation and transmission projects are continued on the next page

64 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Table 1.8 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 Second Quarterly Report released on November 27, 2025.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Dec. 31, 2025	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov't	Other Contrib'ns
Power generation and transmission projects continued
– Clayburn - substation upgrade (2nd phase) project	2028	6	51	57	57	-	-	-
– Ladore spillway seismic upgrade project	2028	116	257	373	373	-	-	-
– Mica - U1 - U4 circuit breaker and iso-phase bus replacement project	2028	41	135	176	176	-	-	-
– Northwest - substations outage mitigation project	2028	27	62	89	87	-	-	2
– Peace to Kelly Lake stations sustainment project	2028	148	196	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	252	330	582	481	-	97	4
– Treaty Creek Terminal - transmission load interconnection (KSM) project	2028	100	68	168	81	-	-	87
– Burrard switchyard - control building upgrade project	2029	6	51	57	57	-	-	-
– John Hart dam seismic upgrade project	2029	436	476	912	912	-	-	-
– Kootenay Canal modernize controls project	2029	30	31	61	61	-	-	-
– McLellan - substation upgrade project	2029	12	65	77	77	-	-	-
– Mount Pleasant substation - transformer and feeder sections addition project	2029	6	84	90	90	-	-	-
– Victoria secondary network replacement project	2029	2	113	115	115	-	-	-
– Bridge River 1 - recoat penstocks 1-4 project	2030	8	118	126	126	-	-	-
– Strathcona discharge upgrade project	2030	76	490	566	566	-	-	-
– Newell substation upgrade project	2031	14	181	195	195	-	-	-
– Bridge River 1 replace units 1-4 generators/ governors project	2032	30	283	313	313	-	-	-
Total power generation and transmission		17,510	5,182	22,692	22,317	-	122	253

Other self-supported
ICBC Head Office Relocation	2028	2	150	152	152	-	-	-
Total self-supported		17,512	5,332	22,844	22,469	-	122	253
Total projects over $50 million		42,222	42,503	84,725	73,549	164	4,167	6,845

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.
[2]	Assets have been put into service and only trailing costs remain.
[3]	The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table.
[4]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.
[5]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2027.
[6]	The tunnel project is in design, and the estimated cost of the project is being updated and reviewed as the design and contract negotiations progress. Due to commercial sensitivities related to releasing an updated estimate for the project before a contract is executed, the Province will update the project budget and schedule once negotiations with the contractor have concluded.
[7]	The approved project cost estimate (June 2021) is $16 billion, with an approved project in-service date of 2025. The project is now in-service with only trailing costs and wrap-up work remaining on the project. The anticipated project cost and costs to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.
[8]	The total cost represents the gross cost of the project and has not been netted for provincial and federal government contributions. The provincial and federal government contribution amounts are dependent on the final actual project costs and what costs are eligible under the agreement

Budget and Fiscal Plan - 2026/27 to 2028/29	| 65

Three Year Fiscal Plan

Building a Secure and Sustainable B.C.

Investment in Critical Infrastructure for British Columbia

The Province is continuing to build record levels of infrastructure to meet the needs of British Columbians. From schools and hospitals to roads, transit and housing, over the next three years, Government is projecting to spend nearly $38 billion and continue construction on projects throughout the province, including:

•	17 major hospitals and acute care facilities, like the Cowichan District Hospital, the redevelopment of Dawson Creek and District Hospital, the New St. Paul’s Hospital, the redevelopment of Richmond Hospital, a new hospital and cancer centre in Surrey, and new cancer centres in Nanaimo and Kamloops.

•	Transit expansions such as the Broadway Subway project and the Surrey Langley SkyTrain, and critical highway and goods movement infrastructure such as the Fraser Valley Highway 1 Corridor Improvement Program and the Fraser River Tunnel project.

•	66 K-12 school additions and improvements that will add 23,600 new student spaces, and almost 6,000 seismically safe seats, including Olympic Village Elementary, Mission Secondary, Prince Rupert Middle, and Smith Middle and Secondary.

•	Student housing projects that will add 3,900 new beds at post-secondary institutions, including Douglas College, the University of British Columbia, and Vancouver Island University.

•	A new medical school at Simon Fraser University, the first medical school to open in western Canada in nearly 60 years.

Strategically Sequencing Projects

Since 2017, Government has significantly increased annual capital investments to fill infrastructure deficits and deliver the infrastructure and services British Columbians depend upon. Through ambitious capital planning, Government is expanding health system capacity, replacing aging schools, keeping British Columbians moving on transportation and transit networks, and building more affordable homes to help address the housing crisis.

Chart 1 – Taxpayer Supported Capital Spending Since 2015/16 ($ billions)

After years of building infrastructure to close gaps and strengthen services, B.C. is adjusting the pace of the capital plan to continue to build the schools, hospitals, and transit people need in a sustainable way in the face of new global pressures.

There are pressures on Government’s fiscal and debt outlook. In addition, the ongoing trade war and tariff threats continue to drive global instability. Material and labour costs have remained persistently high. These create conditions where Government must make careful choices on its capital plan in the long-term.

Sustained investments in new hospitals, hospital expansions and complex transportation and transit projects, in particular, consume a large part of the existing capital plan. The number of contractors for projects of this complexity is limited. Delivering multiple major projects at the same time means Government’s ability to fund other capital priorities in a sustainable manner is constricted (see Chart 2). Furthermore, it leads to a boom and bust cycle of capital investment and increases risks associated with having to replace infrastructure at the same time in the future.

1 Projected spending for 2025/26

66 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

A key component of sustaining Government’s capital plan will be to strategically sequence major projects over a longer-term and where possible, redesign projects to lower costs. This will allow infrastructure investments to continue over the longer-term, providing more fiscal sustainability and predictability.

For Budget 2026, Government reviewed its capital plan as part of efforts to maintain the province’s debt-to-GDP ratio among the best in Canada. Spending projections were adjusted to more accurately reflect the timing of project spending and contributions from the federal government. Project timelines were re-assessed. This resulted in a need to adjust the timing of some projects.

A listing of approved projects with adjusted timelines can be found on page 64.

Government remains committed to delivering urgently needed infrastructure and will be working to determine how to better sequence and deliver these capital projects.

Maintaining Strong Levels of Capital Spending

Projected capital spending over the next three years exceeds prior year spending and will continue to support the Province’s economy and provide good paying jobs for British Columbians. B.C.’s projected capital spending for 2026/27 remains among the highest per capita against provincial peers. Per capita capital spending is expected to be $2,401 in 2026/27. This remains higher than per capita capital spending amongst provincial peers like Alberta, Ontario and Quebec as expressed in their 2025 budgets.

Chart 2 – Major Healthcare Projects Currently Under Construction2

2 This chart is not a complete listing of all healthcare projects under construction. See Table 1.8 for a full listing of major projects.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 67

Three Year Fiscal Plan

The re-pacing of taxpayer-supported capital spending is occurring at the same time as increased BC Hydro investments which will help sustain the economy and create jobs. The Budget 2026 fiscal plan period projects $14.6 billion in self-supported capital spending for BC Hydro, a $1.3 billion increase compared to the Budget 2025 fiscal plan projection. More information on how BC Hydro projects are creating jobs and supporting the Province’s economy can be found in the topic box on page 47.

Chart 3 – Spending in Prior Years Compared to Current Outlook 3 ($ billions)

Efficiently Delivering Long -Term Care

The Province is committed to expanding long-term care availability to meet the needs of the aging population. Construction is underway on projects like St. Vincent’s Heather, a new long-term care home that will increase access to care for seniors in the Lower Mainland. The new 13-storey long-term care home will include space for 240 residents. The replacement of the Dr. F.W. Green Memorial Home is also underway in Cranbrook. It will replace the existing facility and increase beds from 60 to 150.

However, Government is experiencing significant and unsustainable costs per long-term care bed — up to $1.8 million per bed in some cases. Government is in the process of determining ways to deliver more cost efficient long-term care beds throughout the province.

For example, the Province’s 2025/26 Third Quarterly Report reflects budget increases for the Western Communities long-term care facility in Colwood and the Nanaimo/ Lantzville long-term care facility. Despite the budget increase, the Vancouver Island Health Authority worked with the Ministry of Infrastructure to mitigate the extent of cost escalation through value engineering. This included streamlining mechanical, electrical and architectural systems and consolidating buildings for better efficiency. These efforts have significantly brought down the cost per bed for these facilities compared to those currently in construction. Government has approved these budget increases to continue to address the shortage of long-term care beds in the province.

Table 1: Total cost per bed of long-term care facilities

Project	Total cost per bed ($ millions)
Dr. F.W. Green Memorial Home	1.59
St. Vincent's Heather Long-Term Care	1.29
Nanaimo Long-Term Care	1.17
Western Communities Long-Term Care	1.09

With B.C.’s aging population and a demand for long-term care that outpaces space availability, Government is taking action to deliver beds more efficiently and at a scale that meets the crisis. This includes advancing innovative approaches like standard design guidelines for long-term care homes, modular construction options, and a reassessment of facility requirements to achieve cost efficiencies, while maintaining safe, high-quality care for seniors. Government is adjusting the timing of delivery for several approved long-term care projects to incorporate the lessons learned from projects already underway and its ongoing review of the long-term care infrastructure program. This work is focused on strengthening delivery, reducing risk and ensuring future projects are better positioned to meet the serious needs of B.C. seniors and their families. For instance, taking the time to redesign projects based on standardized design guidelines aims to lower costs and construction timelines. Once this process is complete, the Province will be able to establish revised completion dates and move forward with greater certainty in expanding long-term care capacity in the years ahead.

[3]	Actual spending was $3.9 billion in 2017/18, $8.8 billion in 2023/24 and $10.4 billion in 2024/25. The escalation applied reflects the increase in the Vancouver non-residential construction price index between 2017 to 2025.

68 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Long-term care facilities funded through the capital plan are only part of the government’s plan to support seniors and increase access to care. The Province is piloting the new Small Care Homes that adapt existing residential buildings to provide 24/7 care in a familiar and comfortable setting. Compared to traditional, larger-scale long-term care facilities, Small Care Homes are more economical, expedient and sustainable to launch. Many seniors also want to stay at home longer, closer to loved ones. Government supports programs like Better at Home, Hospital at Home and LTC@Home to help seniors stay in their homes longer.

Building the Homes People Need

Government funds housing investments through a mix of operating grants, financing arrangements and capital spending. Through Budget 2026, Government is adjusting the pace of some housing investments. This includes reallocating nearly $1.4 billion across the fiscal plan, while maintaining Government’s commitment to overall unit targets over a longer term. Even as government re-paces some housing investments, capital investment in housing remains at historic levels. Budget 2026 housing investments are nearly five times what they were in 2016, demonstrating Government’s continued commitment to delivering the homes people need. More information can be found starting on page 23.

Meeting Acute Care Needs Throughout the Province

The timing of Phase 2 of the Burnaby Hospital has been adjusted as part of ongoing efforts to strategically sequence the Province’s capital plan. The first phase of this hospital project is experiencing delays due to changes in scope and the complexity of renovating an operating acute care facility. Further work is needed to ensure alignment between scope, design development and cost assumptions in support of delivering the project within approved budgets. This provides an opportunity to refresh plans to ensure the project meets the needs of the community. Construction of Phase 1 of the Burnaby Hospital Redevelopment is currently underway and will be completed in 2027.

Additional efforts are being undertaken to ensure the Province is advancing the development of new acute care projects, including the launch of initial planning for expansion at Nanaimo Regional General Hospital.

Working to Bring Down Capital Costs in the K-12 Sector

Government is continuing to innovate to deliver K-12 infrastructure in a timely and cost-effective manner. These ongoing efforts will help to keep the capital plan ambitious and sustainable. The Province continues to build new student spaces in growing communities throughout British Columbia with its Prefabricated Classroom Program. The program builds modern classrooms with sustainable, energy-efficient designs. These classrooms are more cost effective and can be built twice as fast as traditional schools. Since the inception of the program in 2023, government has approved 37 projects, creating 7,900 student spaces. In addition, Government has recently approved the seismic replacement of Ladysmith Intermediate School. It will be the first K-12 facility fully constructed with prefabricated materials in British Columbia.

Increasing Support for Maintaining Infrastructure

Government continues to invest in the maintenance, repair and renewal of provincially owned infrastructure. This funding is essential for the safe operations of provincial highways, hospitals, schools, and other public infrastructure. Examples include bridge rehabilitation; HVAC, electrical and plumbing system updates; renovations to improve accessibility; and seismic upgrades.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 69

Three Year Fiscal Plan

These investments deliver strong results for taxpayers and extends the lifespan of infrastructure for future British Columbians. The recently announced Agassiz-Rosedale Bridge project highlights the value of this program. The existing bridge has nearly reached the end of its useful life. The $64 million rehabilitation project is expected to extend the life of the bridge by 40 to 50 years and prevent the need for a full replacement which would otherwise have a total cost in excess of $1 billion.

Allocations for these types of infrastructure improvements are increasing to provide more predictability in the province’s capital spending. Budget 2026 provides an additional $200 million in funding over three years to support these maintenance programs. This brings total program spending to over $5.9 billion over the fiscal plan period. This builds upon the $227 million added over three years through Budget 2025 and $616 million added over three years through Budget 2024.

Updating Legislated Reporting Thresholds

In accordance with the Budget Transparency and Accountability Act (BTAA), Government is required to provide updates on major project expenditures. This is done through the Capital Expenditure Projects Greater Than $50 million table ($50M Table) that is reported in the budget and quarterly updates (starting on page 60 in this report).

The original intention of the threshold was to report capital projects of significant size, risks and costs. The threshold of $50 million for capital projects has remained the same since the act was established in 2000 while the cost of construction in British Columbia has increased over 150 per cent. In 2001, the $50M Table captured 14 projects totaling $4 billion in anticipated costs. As of Budget 2026, there are over 200 projects totaling over $80 billion in anticipated costs, including many straightforward K-12 school projects and routine upgrades to BC Hydro facilities that would not have been captured previously. The increase in the number of projects on the table reflects the significant increase in capital spending but also captures less complex projects that were not contemplated when the threshold was established.

To reflect the construction market of today, Government will be tabling legislation to update the current threshold in alignment with the growth in construction costs since 2000 and ensure reporting is streamlined and focused on major projects. It will also require future governments to assess these thresholds to maintain alignment with construction price trends over time. The Province will continue to safeguard the framework and intent of the BTAA in ongoing capital planning and reporting.

70 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Provincial Debt

Table 1.9 Provincial Debt Summary1

($ millions unless otherwise indicated)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29
Taxpayer-supported debt
Provincial government
Operating	31,866	45,522	57,563	69,000
Capital [2]	51,330	57,356	63,514	69,332
Total provincial government	83,196	102,878	121,077	138,332
Taxpayer-supported entities
BC Transportation Financing Authority	27,979	32,959	38,216	43,338
Health Authorities and Hospital Societies	2,281	2,227	2,169	2,104
Post Secondary institutions	1,000	1,060	1,061	1,099
Social Housing	1,642	2,729	2,967	2,324
Other [3]	442	1,044	1,416	1,822
Total taxpayer-supported entities	33,344	40,019	45,829	50,687
Total taxpayer-supported debt	116,540	142,897	166,906	189,019
Self-supported debt	37,519	40,477	42,949	45,540
Total provincial debt	154,059	183,374	209,855	234,559
Taxpayer-supported debt to GDP ratio	26.1%	30.6%	34.4%	37.4%
Total provincial debt to GDP ratio	34.5%	39.3%	43.2%	46.4%
Taxpayer-supported debt per capita ($)	20,453	25,305	29,431	32,988
Taxpayer-supported interest bite (cents per dollar of revenue)	4.9	6.2	7.3	8.2

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

Government obtains financing from outside sources mainly through debt instruments that are to be repaid on future dates. Total provincial debt is projected to increase by $80.5 billion over the fiscal plan period to $234.6 billion by 2028/29.

Taxpayer-supported debt is forecast to increase by $72.5 billion to $189.0 billion by 2028/29 to finance the operating deficits and significant investments in capital infrastructure over the next three years, including $5.7 billion borrowed for education projects, $8.5 billion for health facilities, $15.7 billion for transportation sector projects, $2.9 billion for social housing and $2.6 billion for other service delivery agencies and general government.

The self-supported debt of commercial Crown corporations is forecast to increase by $8.0 billion over the fiscal plan period, ending at $45.5 billion. This increase is mainly for capital investments related to improving and expanding British Columbia’s hydroelectric generation and distribution assets.

Borrowing requirements and debt are affected by changes in the timing of capital project spending as well as the Province’s actual operating results and the timing and amount of upcoming requirements. The current projection of total provincial debt for 2025/26 is $2.6 billion lower than forecast in Budget 2025 due to improved operating results and lower capital funding requirements, partially offset by changes in working capital balances and a higher opening balance adjustment for the 2024/25 year end.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 71

Three Year Fiscal Plan

Increasing debt levels are expected to result in higher debt metrics, with taxpayer-supported debt-to-GDP rising to 37.4 per cent at the end of the fiscal plan period (see Chart 1.4). The debt-to-GDP trend has improved from the First Quarterly Report which was impacted by the decision to eliminate the consumer carbon tax. Steps taken in Budget 2026 have improved this metric measurably.

Chart 1.4    Taxpayer-supported Debt-to-GDP

Despite this growth, B.C.’s net liabilities-to-GDP remains one of the lowest in Canada (see Chart 1.5).

Chart 1.5    Debt Affordability Among Provinces

* Net-liabilities to GDP is used for inter-provincial comparison due the availability of public information. Figures were sourced from each jurisdiction’s latest fiscal or economic update published from February 2025 through November 2025. B.C. figures are based on the Budget 2026 forecast.

With increasing debt levels, government’s debt servicing costs are expected to increase over the fiscal plan period. A common metric of affordability is the interest bite, or the taxpayer-supported interest cost as a percentage of revenue, which is forecast at 4.9 per cent in 2025/26 and reaches 8.2 per cent by 2028/29.

Government’s gross borrowing requirements over the fiscal plan period are anticipated to total $100.2 billion, which will finance government’s operating and capital investments, as well as refinancing of debt maturities (see Table 1.10).

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Appendix Table A15.

72 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Table 1.10 Provincial Borrowing Requirements

($millions)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29
Total provincial debt[1] at beginning of year	133,877	154,059	183,374	209,855
New borrowing [2]	31,496	34,909	35,024	30,276
Direct borrowing by Crown corporations and agencies	150	524	182	437
Retirement of debt [3]	(11,464)	(6,118)	(8,725)	(6,009)
Net change in total debt	20,182	29,315	26,481	24,704
Total provincial debt[1] at year end	154,059	183,374	209,855	234,559
Annual growth in debt (per cent)	15.1	19.0	14.4	11.8

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	New long-term borrowing including refinancing of short-term debt with long-term borrowing.
[3]	Maturities (net of sinking fund balances), sinking fund contributions, and sinking fund earnings.

Relationship Between Deficit and Debt

In addition to operating results, the change in debt is affected by cash balance changes and other working capital changes, as well as the debt financing requirements of government’s capital plan. Table 1.11 reconciles the forecast deficits with changes in debt.

Table 1.11 Provincial Debt Changes

($ millions)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29
Total provincial debt[1] at beginning of year	133,877	154,059	183,374	209,855
Taxpayer-supported debt changes
Annual deficit	9,614	13,309	12,165	11,437
Non-cash items	(3,242)	(3,412)	(3,677)	(3,876)
Changes in commercial Crown corporations' retained earnings	1,644	1,441	1,447	1,444
Changes in cash balances [2]	(4,786)	(338)	(60)	239
Changes in other working capital balances [3]	1,754	1,693	1,017	1,984
Taxpayer-supported capital spending	12,467	13,664	13,117	10,885
Annual change in total taxpayer-supported debt	17,451	26,357	24,009	22,113
Self-supported debt changes
Net operating cash flows	(1,875)	(2,055)	(2,576)	(2,603)
Commercial crown capital spending	4,606	5,013	5,048	5,194
Annual change in total self-supported debt	2,731	2,958	2,472	2,591
Annual change in total provincial debt	20,182	29,315	26,481	24,704
Total provincial debt[1] at year end	154,059	183,374	209,855	234,559

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Changes in cash balances include all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 73

Three Year Fiscal Plan

Risks to the Fiscal Plan

Table 1.12 provides the estimated fiscal impacts of the identified sensitivities for some of the key variables in the fiscal plan projections on an individual basis. However, inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/CDN dollar exchange rate may be partly offset by higher commodity prices.

The assumptions and risk sensitivities for individual revenue sources and major program areas can be found in Appendix Tables A5 and A6.

Table 1.12 Key Fiscal Sensitivities

Variable	Increases of	($ millions) Annual Fiscal Impact
Nominal GDP	1%	$300 – $500
Lumber prices (US$/thousand board feet)	$50	$40 – $60 [1]
Natural gas prices (Cdn$/gigajoule)	25 cents	$150 – $250 [2]
US exchange rate (US cent/Cdn $)	1 cent	-$50 to -$90
Interest rates	1 percentage point	-$271
Debt	$500 million	-$18 to -$21

[1]	Sensitivity relates to stumpage revenue only.
[2]	Sensitivities can vary significantly especially at lower prices.

Own Source Revenue

The main areas that may affect own source revenue forecasts are B.C.’s overall economic activity, the performance of its major trading partners, the exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors, such as household income, consumer expenditures, housing starts, employment, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3 - British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests, the Ministry of Energy and Climate Solutions and the Ministry of Mining and Critical Minerals based on private sector information.

Income tax revenue forecasts are based on projections of household income, net operating surpluses of corporations and the federal government estimates of national corporate taxable income. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates and tax credits can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Government revenues can also be volatile due to the influence of the cyclical natural resource sector in the economy, and the importance of natural resource revenues in the Province’s revenue base. Changes in commodity prices, such as natural gas, lumber or coal may have a significant effect on natural resource revenues and economic growth.

74 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

The economic and revenue forecasts could be affected by trade related issues, such as continued uncertainty around restrictive global trade policies, U.S. tariffs, and renewal of the Canada-United States-Mexico Agreement.

There is also the ongoing U.S.-Canada softwood lumber dispute. The imposition of countervailing and anti-dumping duties by the U.S. on Canadian softwood lumber exports, and the addition of tariffs on wood products, have the effect of increasing market uncertainty and volatility as well as increasing costs and imposing burdensome bonding requirements for Canadian producers. B.C. disagrees with the views that the lumber industry is subsidized or that it sells lumber into the U.S. at below cost or sales value in Canada, and is supporting the federal government in its challenges of the application of duties to the World Trade Organization and under Chapter 19 of the North American Free Trade Agreement and under Chapter 10 of the Canada-United States-Mexico Agreement.

As a result, some B.C. communities and residents that are reliant on the forest sector have been adversely affected by the continuing uncertainty and volatility. Actual results for a number of factors, including assumptions for lumber prices, harvest volumes, interest and exchange rates could pose risks to the fiscal plan.

Over the fiscal plan period, the outlook for forest revenue is lower than in recent years, incorporating lower harvest volumes. The impacts of the mountain pine beetle infestation and forest fires have reduced the supply of timber available to the forest industry. Government is also protecting more of the oldest and rarest forests through the old growth deferral strategy, while accelerating efforts to build a stronger, more innovative forestry industry.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Federal Government Contributions

Potential policy changes regarding federal government allocations, including health and social transfers and cost-sharing agreements, could affect the revenue and the expenditure forecasts. The forecast incorporates preliminary estimates of the cost associated with severe flooding and other events that are eligible for federal government contributions under the Disaster Financial Assistance Arrangements. Expenses and the related federal contributions could be higher or lower depending on the timing of the determination of expenses by the Province and federal validation.

Impacts of Federal Government Policy Changes

Unexpected changes in federal government policies may have a broader impact on the forecast of provincial revenues and spending programs. Changes to immigration targets may affect tax revenue sources and demands for government programs and services. For example, the recently announced cap on international students may impact the student-related revenues and spending of post-secondary institutions.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 75

Three Year Fiscal Plan

Crown Corporations

Crown corporations provided financial forecasts and statements of assumptions approved by their boards, which were used to prepare the government’s fiscal plan. These forecasts, along with further details on assumptions and risks, are also included in the service plans of these corporations and agencies, being released with the budget.

SUCH Sector

The fiscal plan incorporates three-year projections for school districts, post-secondary institutions, and health authorities, based on plans submitted by those entities.

Forecasts for the health authorities have been signed off by the board chairs of the respective health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending pressures.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education and Child Care based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds several demand-driven programs, including those delivered through third-party delivery agencies, such as health care, K-12 and post-secondary education, income assistance and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests and the Ministry of Emergency Management and Climate Readiness include base amounts to fight wildfires and respond to floods and other public emergencies. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Increasing levels of debt result in a higher potential impact from the risk of interest rate increases.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of construction bids) resulting in project costs that are higher than the initial approved budgets. For large capital projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

76 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Three Year Fiscal Plan

Other risks affecting capital spending forecasts include:

•	changes in the timing of capital project spending, which may reduce borrowing requirements and debt needed to fund capital investments in the near term;

•	weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

•	changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of, and wage rates for, skilled workers, and borrowing costs;

•	the accuracy of capital project budget and construction schedule forecasts;

•	the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•	the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of the Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of judgments and settlements). These developments may affect government revenues and/or expenditures in other ministries. Litigation may also impact government agencies and corporations.

Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where these expenses can be reasonably estimated. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the Contingencies Vote.

Prudence and Risk

The economic, financial, and external variables and factors that impact the estimates of revenues, expenditures, capital spending and debt will change throughout the year as new information becomes available with potentially material impacts. As a result, the actual operating surplus/deficit, capital expenditure and debt figures may differ from the current forecast. Government will continue to update the fiscal plan throughout the year.

Government incorporates a prudent approach in forecasting with the aim of meeting or exceeding budget projections. This prudence is primarily reflected in revenue projections that are supported by various sources of external information, and spending forecasts which include complete costing for approved programs and initiatives. More specifically, the following measures are part of Budget 2026:

•	Economic growth assumptions for the province’s major trading partners are prudent compared to private sector forecasts to reflect external risks. The Budget 2026 projections for British Columbia real GDP are within the range of the outlook provided by members of the Economic Forecast Council.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 77

Three Year Fiscal Plan

•	The Budget 2026 natural gas price forecast is lower than the private sector average over the next three years, to adopt prudence in preparing the natural gas royalty forecast. Over the ensuing three years, the Budget 2026 natural gas price projection averages 60 cents lower than the average of the private sector forecasters (see Appendix Table A6 for details).

•	The Budget 2026 expense forecast includes a Contingencies voted appropriation of $5 billion in each year of the fiscal plan to manage priority spending initiatives and caseload pressures.

78 |	Budget and Fiscal Plan - 2026/27 to 2028/29

PART 2   |   TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2026/27	2027/28	2028/29

		($ millions)
Home Owner Grant Act
• Repeal northern and rural home owner benefit	January 1, 2027	24	97	97

Income Tax Act
• Increase lowest personal income tax rate from 5.06% to 5.60%	January 1, 2026	476	493	513
• Increase B.C. tax reduction credit by $115	January 1, 2026	(123)	(122)	(121)
• Freeze personal income tax brackets and non-refundable credits	January 1, 2027	60	309	590
• Amend scientific research and experimental development tax credit	December 16, 2024	(16)	(15)	(15)
• Increase tax credit for volunteer firefighters and search and rescue volunteers	January 1, 2026	(1)	(1)	(1)
• Introduce new B.C. children and youth disability supplement	Regulation	-	(105)	(140)
• Eliminate sunset date for farmers' food donation tax credit	royal assent	*	*	*
• Eliminate production services tax credit pre-certification requirement	royal assent	*	*	*
• Extend filing deadlines for Film Incentive B.C. tax credit and production services tax credit	royal assent	*	*	*
• Eliminate filing requirement for Film Incentive B.C. completion certificate	royal assent	*	*	*
• Increase production services tax credit certification fee and introduce major production tax credit certification fee	March 1, 2026	*	*	*
• Introduce new manufacturing and processing investment tax credit	April 1, 2026	(55)	(55)	(55)
• Eliminate sunset date for book publishing tax credit	March 31, 2026	*	*	*
• Extend Shipbuilding and ship repair industry tax credit	royal assent	*	*	*

Land Tax Deferment Act
• Amend property tax deferment program interest rate terms	January 1, 2026	11	23	34

Police Act
• Set property tax rates	January 1, 2026	*	*	*

Property Transfer Tax Act
• Expand purpose-built rental exemption	January 1, 2025	*	*	*

Provincial Sales Tax Act
• Expand PST to certain professional services	October 1, 2026	261	534	563
• Eliminate exemptions for clothing patterns, basic cable, and landline services	October 1, 2026	23	44	43

School Act
• Increase additional school tax rates	January 1, 2027	35	139	142
• Set provincial residential class school property tax rates	January 1, 2026	51	124	201
• Set provincial non-residential class school property tax rates	January 1, 2026	5	31	59

Speculation and Vacancy Act
• Increase rate for foreign owners and untaxed worldwide earners to 4%	January 1, 2027	6	23	23

Taxation (Rural Area) Act
• Set provincial rural area property tax rates	January 1, 2026	-	2	4

Various Acts
• Various technical measures	various
Total		757	1,521	1,937

* Denotes measures that have no material impact on taxpayers.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 79

Tax Measures

B.C. Tax Updates

Since taking office, government has worked hard to reduce the tax burden on British Columbians and their families. This includes: eliminating MSP premiums; introducing and enhancing the B.C. family benefit; introducing the renter’s tax credit; increasing the B.C. tax reduction credit; and timely temporary enhancements and supports. As a result of these efforts taxpaying British Columbians are now paying less provincial tax in 2026 than they would have in 2022 at the same income levels.

Provincial tax revenue is the largest source of provincial revenue (58 per cent in 2025/26; see Appendix Table A9) used to fund the services British Columbians rely on.

As part of Budget 2026’s efforts to protect critical services for the people of B.C., the government is taking steps to increase provincial revenue by updating taxes.

At the same time government continues to help people with costs and ensure British Columbians benefit from some of the lowest overall tax burdens in Canada.

Fiscal impacts of eliminating carbon tax

For its first ten years, revenue raised by B.C.’s consumer carbon tax was used to pay for tax cuts in other areas, including reductions to the first two personal income tax rates, reductions to the small business corporate tax income tax rate, elimination of the provincial sales tax on electricity, and industry property tax deductions.

When the Province eliminated the consumer carbon tax and the climate action tax credit in 2025, it resulted in net negative fiscal impacts estimated at $2,083 million in 2026/27, $2,343 million in 2027/28, and $2,554 million in 2028/29.

80 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Tax Measures

Tax Measures — Supplementary Information

For more details on tax changes see:
www.gov.bc.ca/budgettaxchanges

Home Owner Grant Act

Northern and Rural Home Owner Benefit Repealed

Effective January 1, 2027, the northern and rural home owner benefit is repealed. The northern and rural home owner benefit was introduced to offset the effects of the consumer carbon tax, which has now been repealed. It has provided an additional $200 to eligible home owner grant recipients who live outside the Capital, Metro Vancouver, and Fraser Valley regional districts to offset their higher carbon tax costs.

Income Tax Act

Lowest Personal Income Tax Rate and Basic Personal Income Tax Credits Increased

Effective for the 2026 and subsequent taxation years, the lowest personal income tax rate is increased from 5.06 per cent to 5.60 per cent. This increased rate will apply to the first $50,363 of taxable income for 2026, and will appear on paycheques after July 1, 2026, when payroll withholdings are updated.

Effective for the 2026 and subsequent taxation years, the applicable percentage for the basic personal income tax credits is also increased from 5.06 per cent to 5.60 per cent. This will increase the amount of tax credits that can be claimed under the basic personal amount, age amount, and other basic non-refundable income tax credits to fully or partially offset the tax rate increase for taxpayers.

The tax impacts will vary by taxpayer based on income levels and the availability of tax credits. While the average taxpayer will pay an additional $76 in income taxes in 2026, more than 40 per cent of taxpayers will see a tax saving when combined with the B.C. tax reduction credit increase below. The maximum tax impact will be $201 in 2026 and will be paid by individuals with income greater than $140,000 and who do not have additional tax credits available. This represents approximately 1 per cent of taxpayers.

In addition, given recent federal tax changes to decrease the lowest federal personal income tax rate by one percentage point, BC taxpayers will on average pay lower combined personal income taxes in 2026, except for high-income individuals earning above $265,545 who will see a net tax increase. B.C. continues to have the lowest income taxes of any province in Canada for individuals earning less than $149,000.

B.C. Tax Reduction Credit Amount Increased

Effective for the 2026 taxation year, the maximum B.C. tax reduction credit is increased by $115 to $690. The credit is non-refundable and can be claimed by lower-income individuals. The maximum amount can be claimed by individuals who have a net income of less than $25,570 for 2026. The credit is reduced by 3.56 per cent for income that exceeds the threshold.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 81

Tax Measures

This increased tax credit will further offset the tax rate increase from 5.06 per cent to 5.60 per cent, effective for the 2026 taxation year. With this increase to the B.C. tax reduction credit, taxpayers with income below $25,570 will see tax savings of up to $690 for the year, while taxpayers with income below $44,950 will receive a partial credit.

Personal Income Tax Brackets and Non-Refundable Tax Credits Indexation Paused for 2027 through 2030

Effective for the 2027 through to the 2030 taxation years, the personal income tax brackets and non-refundable tax credits are paused at their 2026 income levels. Indexation will return for the 2031 and subsequent taxation years. This change follows similar changes made in Alberta in 2019 and Manitoba in 2025.

This change will impact the province’s seven personal income tax bracket amounts, as well as non-refundable personal income tax credit amounts, including the basic personal amount, age amount, and disability amount. The change will have a greater effect on British Columbians with higher incomes.

The Scientific Research and Experimental Development Tax Credit Amended

The Scientific Research and Experimental Development (SR&ED) tax credit is amended as follows to align with recent changes to the federal SR&ED tax incentive program:

•	The expenditure limit for the refundable tax credit is increased from $3 million to $6 million;

•	The taxable capital phase-out thresholds are increased from $10 million and $50 million to $15 million and $75 million, increasing the range over which the expenditure limit is gradually reduced;

•	Capital expenditures are now eligible for the tax credit again; and

•	Eligible Canadian public corporations are now able to claim the refundable SR&ED tax credit.

These changes are effective for taxation years that begin on or after December 16, 2024.

The sunset date for the SR&ED tax credit is also removed.

Tax Credit for Volunteer Firefighters and Search and Rescue Volunteers Increased

Effective for the 2026 and subsequent taxation years, the amount of income an individual can claim for the tax credit for volunteer firefighters and search and rescue volunteers is increased from $3,000 to $6,000. This increases the maximum tax credit that may be claimed from $168 to $336.

New Children and Youth Disability Supplement Introduced

A new children and youth disability supplement for the B.C. Family Benefit is introduced for payments beginning July 1, 2027. This measure is being introduced as part of changes to the Children and Youth with Support Needs program.

The new payment will be income-tested and available to families who have children with support needs and that meet the eligibility criteria. Families will be eligible for an additional annual amount of up to $6,000 for each eligible dependent. Eligibility will be determined based on entitlement to the federal disability tax credit. The maximum payment amount of $6,000 will be reduced at a rate of 4 per cent for families with income above the $50,000 threshold. The additional payment will be delivered monthly alongside the B.C. Family Benefit.

82 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Tax Measures

Farmers’ Food Donation Tax Credit Made Permanent

Effective on royal assent, the farmers’ food donation tax credit is made permanent by removing its sunset date. The non-refundable credit is equal to 25 per cent of the fair market value of donated agricultural products and is intended to encourage farmers to donate fresh food to registered charities such as food banks and homeless shelters. Removing the sunset date supports investments in long-term food security efforts and further reduces food waste.

Mining Exploration Tax Credit Eligible Expenditures Confirmed

Subject to legislative amendments to the Income Tax Act (Canada), effective November 4, 2024, the Province will amend the B.C. mining exploration tax credit to clarify that expenses incurred for the purpose of determining the quality of a mineral resource in Canada does not include expenses related to determining the economic viability or engineering feasibility of the mineral resource.

This change aligns with the announcement in federal Budget 2025.

Production Services Tax Credit Pre-Certification Requirement Eliminated

Effective on royal assent, the requirement for corporations to file a notice of intent to claim the production services tax credit is eliminated for notices due on or after February 17, 2026.

Notices that were required to have been filed prior to February 17, 2026 will continue to be subject to the previous requirements and timelines.

Film Incentive B.C. and Production Services Tax Credit Filing Deadlines Extended

Effective on royal assent, the time in which a corporation must file a claim for either the Film Incentive B.C. tax credit or the production services tax credit is extended from 18 months to 36 months after the end of the corporation’s taxation year.

The new time limit of 36 months applies to corporations with a taxation year beginning on or after February 17, 2026. For corporations with taxation years beginning before February 17, 2026, the time limit of 18 months is extended by a further 18 months if that time limit would have expired on or after February 17, 2026.

Requirement to File a Completion Certificate Eliminated

Effective on royal assent, corporations claiming the Film Incentive B.C. tax credit are no longer required to file a completion certificate with the Canada Revenue Agency that would have been due on or after February 17, 2026.

This change relates to the filing of a tax credit claim and does not affect a corporation’s requirement to apply for a completion certificate with the certifying authority.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 83

Tax Measures

Production Services Tax Credit Certification Fee Increased and Major Production Tax Credit Certification Fee Introduced

Effective March 1, 2026, the accreditation certificate fee for the production services tax credit is increased to $19,000 for corporations that began principal photography after December 31, 2024 and apply for certification on or after March 1, 2026. The major production tax credit certificate fee is set at $5,000.

B.C. Manufacturing and Processing Investment Tax Credit Introduced

Effective April 1, 2026, a new temporary refundable investment tax credit is introduced for investments made by Canadian-controlled private corporations in buildings and machinery and equipment used for manufacturing and processing, subject to exclusions in the legislation.

The new investment tax credit is calculated as 15 per cent of eligible investments up to $2 million, for a maximum credit of $300,000.

The new investment tax credit is available at a rate of 15 per cent for investments made on or after April 1, 2026 until March 31, 2031. Starting April 1, 2031, the tax credit rate will be reduced by 2.5 percentage points per year until it is fully phased out for investments made after March 31, 2036.

Book Publishing Tax Credit Made Permanent

Effective March 31, 2026, the book publishing tax credit is made permanent by removing its sunset date.

The refundable credit, worth 90 per cent of the base amount of federal contributions received under the Canada Book Fund, supports B.C.-based book publishers.

Shipbuilding and Ship Repair Industry Tax Credit Extended

Effective on royal assent, the shipbuilding and ship repair industry tax credit is extended for one year to the end of 2027.

Land Tax Deferment Act

Property Tax Deferment Program Interest Rate Terms Amended

Effective for the 2026 and subsequent taxation years, the property tax deferment program interest rate terms are amended. The interest rates for the regular and families with children programs are harmonized, increased to rate of prime plus two per cent compounded monthly.

The new interest rate will apply to property taxes deferred under both programs in respect of 2026 and subsequent taxation years. Any amounts deferred in respect of taxation years prior to 2026 will continue to be subject to the interest rate terms set under their applicable deferment agreements.

The Province’s borrowing costs have been higher than the program’s lending terms, at a cost to other taxpayers. With this change the lending terms for new loans will more closely align with commercial lending terms.

84 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Tax Measures

Police Act

Police Tax Rates Set

Effective for the 2026 tax year, the police tax rates are set to recover 33 per cent of legislated costs, after policy-based deductions, consistent with the policy in place since 2023.

The police tax is a provincial property tax that partially recovers the Province’s costs of policing in rural areas and small municipalities with populations below 5,000. The Police Act allows for up to 50 per cent of legislated costs to be recovered through the police tax.

Property Transfer Tax Act

Purpose-Built Rental Exemptions Expanded

Effective January 1, 2025, the purpose-built rental exemptions from the property transfer tax are expanded to apply to newly constructed purpose-built rental buildings leased for a maximum of 24 months before their first taxable transaction is registered at the Land Title and Survey Authority of British Columbia. The 24-month period begins on the commencement date of the first lease, and leases must have a term of one month or longer.

The expanded exemptions recognize a common practice among developers to lease units in newly constructed rental buildings to achieve steady revenue prior to sale. This is often required by lenders and purchasers who rely on the verified revenue to determine a building’s value.

Purchases of new qualifying purpose-built rentals are exempt from the further 2 per cent property transfer tax, which applies to the fair market value of the residential component of a taxable transaction that exceeds $3 million. In addition, transactions that occur between January 1, 2025 and December 31, 2030 are also exempt from the general property transfer tax. These exemptions were initially introduced in Budget 2023 and Budget 2024 to address housing affordability by incentivizing the construction of rental housing.

To qualify, properties must be newly constructed, non-stratified, and held as rentals on a monthly basis or longer for at least 10 years. The residential portion of the property must be entirely used for rental purposes and have at least 4 apartments.

Provincial Sales Tax Act

PST Expanded to Certain Professional Services

The provincial sales tax (PST), introduced in 1948, is a retail sales tax that primarily taxes the sale of goods. Since its introduction, B.C.’s economy has shifted significantly towards services, which have largely remained untaxed under the PST. B.C. currently has the narrowest sales tax base of all Canadian provinces that have a sales tax.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 85

Tax Measures

Effective October 1, 2026, the following services will become subject to the PST: accounting and bookkeeping services; architectural services; engineering and geoscience services; rental property and strata management services and commissions related to buying and selling non-residential real estate; and security and private investigation services. Expanding the tax to these services is generally consistent with how tax applies to these services in most provinces. The PST on architectural, engineering, and geoscience services will apply to 30 per cent of the purchase price of the services subject to the tax.

Businesses that provide these services will need to register to collect and remit PST. More information will be made available before the taxes come into effect.

PST Exemptions for Clothing Patterns, Basic Cable, and Landline Services Eliminated

Effective October 1, 2026, the PST exemption for clothing patterns, yarn, natural fibres, synthetic thread, and fabric that are commonly used in making or repairing clothing are eliminated. The exemption for services related to clothing and footwear will also be removed. Eliminating these exemptions is generally consistent with how tax applies to these goods and services in most provinces. Basic laundry services will remain exempt.

The PST exemptions for basic cable television services, toll-free telephone services, and residential landline telephone services are also eliminated. This will improve fairness across platforms as alternatives to these services are currently taxable.

School Act

Additional School Tax Rates Increased

Effective for the 2027 and subsequent taxation years, the rates for the school tax on residential properties valued over $3 million are increased. The tax rate that applies to the residential portion assessed between $3 million and $4 million is increased from 0.2 per cent to 0.3 per cent, and the tax rate that applies to the portion of residential assessed value that exceeds $4 million is increased from 0.4 per cent to 0.6 per cent.

The additional school tax applies to most properties in the residential class assessed at over $3 million, including detached homes, stratified condominiums or townhouse units, and most vacant land. In the case of a mixed-use property, only the residential portion of the property’s taxable assessed value above $3 million is subject to the tax. An estimated 2.3 per cent of residential folios are subject to the additional school tax.

Provincial Non-Residential Class School Property Tax Rates Set

Since 2005, the Province has set non-residential property tax rates at a level such that industrial property tax revenues increase by inflation plus new construction. In contrast, B.C.’s other major sources of tax revenues, such as income and consumption taxes, have kept pace with GDP growth. The share of tax revenue from provincial property taxes has decreased from 14 per cent in 2003/04 to 8 per cent in 2025/26.

86 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Tax Measures

To prevent further decline, for 2026 and future years, non-residential class school property taxes will be increased based on the 3-year average annual change in provincial nominal Gross Domestic Product. This policy replaces the previous rate setting policy, which increased non-residential class school tax revenue by inflation plus tax on new construction. This policy change maintains the property tax base relative to economic growth, in line with other provincial taxes.

Provincial Residential Class School Property Tax Rates Set

Consistent with the change for non-residential property tax rates, starting in 2026, residential class school property taxes will be increased based on the 3-year average annual change in provincial nominal Gross Domestic Product, before application of the home owner grant. This policy replaces the longstanding rate setting policy, where average residential class school property taxes, before application of the home owner grant, increased by the previous year’s provincial inflation rate. This policy change maintains the property tax base relative to economic growth, in line with other provincial taxes.

Speculation and Vacancy Tax Act

Speculation and Vacancy Tax Rate Increased

Effective January 1, 2027, the rate for foreign owners and untaxed worldwide earners, as well as others specified under the Speculation and Vacancy Tax Act currently taxed at 3 per cent, will increase from 3 per cent to 4 per cent.

The increased tax rate of 4 per cent will apply to the speculation and vacancy tax payable by these property owners based on the use of their residential properties during the 2027 calendar year and onward. This will not impact taxpayers declaring based on the use of their residential properties in 2026 or before.

Increasing this speculation and vacancy tax rate will help ensure residential properties are used as homes rather than investments.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

In line with the change to school tax rate setting policy, starting in 2026, rural property taxes will be increased based on the 3-year average annual change in provincial nominal Gross Domestic Product. This replaces the previous approach of adjusting rural tax revenues by inflation plus tax on new construction. The change is intended to maintain the property tax base relative to economic growth, in line with other provincial taxes.

A single rate applies to each property class province-wide, excluding utility and industrial properties in the Peace River Regional District.

Various Acts

Various Technical Measures

•	Effective June 30, 2026, the Assessment Act is amended to clarify the existing practice that BC Assessment is not required to consider the effect of private encumbrances affecting use when determining the assessed value of a property.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 87

Tax Measures

•	Effective August 4, 2023, the Income Tax Act is amended to allow Canada Revenue Agency to reduce renounced amounts for the B.C. mining flow-through share tax credit and the mining exploration tax credit.

•	Effective on royal assent, the School Act and the Taxation (Rural Area) Act are amended to expand the definition of “eligible corporation” to include trusts that are for the benefit of one or more First Nations and corporations that are wholly-owned subsidiaries of other eligible corporations.

•	Effective January 1, 2027, the Speculation and Vacancy Tax Act is amended so that property owners who do not declare by the March 31 due date will be charged a $250 non-refundable late declaration penalty.

•	Effective on royal assent, the Speculation and Vacancy Tax Act is amended to remove a property owner’s right to appeal an assessment arising from their own declaration that an exemption does not apply to their property under the Act.

•	Effective on royal assent, the Property Transfer Tax Act is amended to allow a person to appeal the imposition of a gross negligence penalty to the Minister of Finance.

•	Effective on royal assent, the Property Transfer Tax Act is amended to extend the limitation period for charging a person with an offence from one year to six years, aligning the limitation period for all offences under the Act.

•	Effective on royal assent, the Property Transfer Tax Act is amended to clarify that residential property is defined as property that is classified as class 1 on the assessment roll for the applicable year.

•	Effective February 18, 2026, the Provincial Sales Tax Act and Provincial Sales Tax Exemption and Refund Regulation are amended to enable sellers of goods to provide a point-of-sale exemption or refund to businesses purchasing goods for use outside of the province. The new exemption will allow the purchaser to remove the goods from B.C. instead of requiring the seller to do so. To claim an exemption or refund, the purchaser must provide evidence that the goods are being shipped outside of B.C. for business use.

88 |	Budget and Fiscal Plan - 2026/27 to 2028/29

PART 3 | BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK1

Summary

B.C.’s economy saw mixed performance among sectors in 2025 amid U.S. tariffs and related global economic uncertainty, and declining B.C. population growth. Consumer spending on goods was strong through the first half of the year but has slowed in recent months. The Bank of Canada (BoC) lowered its key interest rate by a full percentage point in 2025 and inflation has remained within the BoC’s target range. Residential construction remained above average in 2025 despite declining from the high levels of activity seen in recent years, and home sales were subdued in 2025. Meanwhile, investment saw steady growth despite headwinds from economic uncertainty. B.C.’s exports have been resilient amid U.S. tariffs and were unchanged compared to the prior year.

The Ministry of Finance (Ministry) estimates that B.C.’s economy expanded by 1.5 per cent in 2025. Looking ahead, the Ministry forecasts the economy to grow by 1.3 per cent in 2026 before growth increases to 1.8 per cent in 2027. Modest growth is expected over the next two years due to trade uncertainty, as well as impacts from the federal government’s reduced immigration targets. As the economy adjusts to these factors, economic growth is expected to improve over the medium-term as immigration levels normalize and uncertainty over trade subsides. Over the medium-term (2028 to 2030), real GDP growth is expected to average 2.1 per cent annually.

Chart 3.1    Ministry's Outlook for B.C. Compared to Private Sector

B.C. real GDP (annual per cent change)

Overall, the Ministry’s forecast for B.C. real GDP growth in the near-term is prudent compared to the average outlook provided by the Economic Forecast Council (EFC), while the medium-term outlook is within the range provided by the EFC.

1 Reflects information available as of January 29, 2026, unless otherwise indicated.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 89

British Columbia Economic Review and Outlook

The main downside risks to B.C.’s economic outlook include a worsening global trade conflict, immigration and population volatility, housing market weakness, and a global climate of uncertainty that slows investment. Other risks include commodity price instability, renewed inflationary pressures, and climate change impacts.

British Columbia Economic Activity and Outlook

The Ministry’s estimate for B.C. real GDP growth in 2025 is slightly higher at 1.5 per cent from the projection of 1.4 per cent in the 2025 Second Quarterly Report. The forecast for 2026 is unchanged from the 2025 Second Quarterly Report at 1.3 per cent. The updated outlook reflects support from government spending and an improved trade balance, which offset lower consumer spending, housing market weakness, and a moderation in the provincial capital plan. Nominal GDP growth in 2025 has been revised up to 4.1 per cent from 3.8 per cent, and up to 4.4 per cent from 4.1 per cent in 2026. The upward revisions to nominal GDP reflect an improvement in the province’s trade balance, in part from higher export prices for commodities including copper and precious metals.

Table 3.1      British Columbia Economic Indicators

	Third Quarter	Fourth Quarter	Annual[1]
All data seasonally adjusted, per cent change	Jul. to Sep. 2025 change from Apr. to Jun. 2025	Oct. to Dec. 2025 change from Jul. to Sep. 2025	Jan. to Dec. 2025 change from Jan. to Dec. 2024
Employment	-0.4	+0.0	+1.1
Manufacturing shipments[2]	+2.7	-0.1	+0.3
Exports[2]	-2.4	+4.9	+0.0
Retail sales[2]	-1.0	-0.2	+6.2
Consumer price index[1,3]	+1.8	+1.9	+2.1
Housing starts	-1.6	-15.9	-3.6
Residential sales units	+7.9	+1.5	-5.7
Residential average sale price	+2.3	+0.6	-2.9
Non-residential building permits[2]	+44.7	+21.2	+14.3

1 Non-seasonally adjusted data

2 Data to November

3 Quarterly calculations for CPI are year-over-year, e.g. Third Quarter is Jul. to Sep. 2025 change from Jul. to Sep. 2024

Slow to moderate gains are expected across the economy in 2026. Consumer spending is projected to see subdued growth as a lower provincial population impacts employment growth and spending plans. Exports and imports are expected to be relatively weak as trade uncertainty persists. Investment is also expected to see slower growth with residential construction relatively unchanged from 2025, while higher investment activity in energy projects offsets lower investment activity in other areas due to economic uncertainty.

The economy is expected to grow slightly faster in 2027 as trade uncertainty eases and immigration returns to making a positive contribution to population growth, albeit at a lower rate. Higher residential investment and exports of LNG support the outlook, which is partly offset by lower government spending and the completion of current LNG-related investment projects. Medium-term economic activity is supported by the return of population growth to more typical levels supporting the labour market and consumer spending, ongoing increases of LNG exports, residential investment, and easing uncertainty around global trade.

90 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

U.S. Tariff Assumptions

The Budget 2026 economic outlook includes all tariffs and supports announced and enacted as of January 12, 2026. Compared with the 2025 Second Quarterly Report, the scope of tariffs is relatively unchanged. The Ministry assumes that the Canadian federal government will support businesses using revenue generated from retaliatory tariffs.

Budget 2026 includes the following U.S. tariffs on Canadian exports:

•	35 per cent on all Canadian exports to the U.S. that are not compliant with the Canada-United States-Mexico Agreement (CUSMA), with a lower rate (10 per cent) for energy products and potash;

•	50 per cent on steel and aluminum products and content in derivatives;

•	50 per cent on copper products and content in derivatives;

•	25 per cent on automobiles, with tariffs applied to only the foreign-produced content of CUSMA-compliant automobiles;

•	25 per cent on automobile parts that are not compliant with CUSMA;

•	25 per cent on upholstered furniture, kitchen cabinets and vanities;

•	10 per cent on softwood timber and lumber (on top of existing anti-dumping and countervailing duties); and

•	25 per cent on medium- and heavy-duty vehicles and their parts and 10 per cent on buses.

Budget 2026 includes the following retaliatory tariffs on U.S. exports to Canada:

•	25 per cent on steel and aluminum products; and

•	25 per cent on U.S. vehicles that are not compliant with CUSMA, and 25 per cent on the U.S. content of CUSMA-compliant vehicles.

The share of Canadian exports to the U.S. that were compliant with CUSMA was roughly 38 per cent in 2024, but rose following the imposition of tariffs. In October 2025, U.S. Census Bureau data indicated that almost 90 per cent of the value of Canadian merchandise trade exported to the U.S. was duty free.

B.C. is less exposed to U.S. trade than other provinces, with nearly half of all goods exports going to non-U.S. destinations. Despite being less exposed to the U.S. than other provinces, B.C.’s outlook for international trade remains uncertain as Canada renegotiates CUSMA and works to diversify trade to new foreign and domestic markets. As the situation evolves, the Ministry will continue to incorporate new developments into the economic outlook.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 91

British Columbia Economic Review and Outlook

Labour Market

B.C.’s labour market saw moderate growth in 2025, as population growth slowed and employers adjusted to tariff-related economic uncertainty. Accordingly, the majority of net new jobs came during the first half of the year, while the second half of the year mostly trended down. Overall, employment increased by 1.1 per cent (+32,200 jobs) in 2025 with weaker growth in full-time employment (+0.6 per cent, +12,900 jobs) and faster growth for part-time employment (+3.3 per cent, +19,200 jobs). Job creation was led by the private sector (+18,900 jobs), with smaller gains in the public sector (+12,900 jobs) and self-employed workers (+400 jobs). Employment grew for men (+1.3 per cent, +20,000 jobs) and women (+0.9 per cent, +12,100 jobs), while the unemployment rate was 6.2 per cent for both.

On an industry basis, employment gains in 2025 were concentrated in the services sector (+22,800 jobs), led by professional, scientific, and technical services (+13,600 jobs); wholesale and retail trade (+7,100 jobs); and finance, insurance, real estate and leasing (+5,400 jobs). Employment in the goods sector increased by 9,400 jobs compared to 2024, primarily driven by an increase in construction (+15,400 jobs) and manufacturing (+7,500 jobs) offsetting a decline in forestry, fishing, mining, oil and gas (-9,200 jobs).

Chart 3.2    B.C. Employment

The provincial unemployment rate increased in 2025, as labour force growth outpaced job gains. B.C.’s unemployment rate was 6.3 per cent in December 2025, and averaged 6.2 per cent overall in 2025, which is 0.6 percentage points higher than 2024, but 0.6 percentage points below the national average. Meanwhile, the job vacancy rate declined in the first eleven months of 2025 compared to the same period in 2024, indicating less hiring activity.

92 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

B.C.’s labour force expanded by 1.8 per cent in 2025, supported by the lagged impact of strong population growth in prior years; however, this was a slower pace of growth compared to the previous two years. B.C.’s labour force participation rate averaged 65.0 per cent in 2025, down 0.2 percentage points compared to 2024. The labour force participation rate for the prime-age workers (25 to 54 years age group) increased in 2025, reversing a decline in the previous year, while the average participation rate among youth (15 to 24 years age group) fell by 2.3 percentage points over the year.

Employee compensation (i.e. aggregate wages, salaries, and employers’ social contribution) grew at a slower pace than recent years in B.C., rising by 2.4 per cent year-to-date to September 2025 compared to the same period of 2024, reflecting a combination of job gains and rising wages. The average hourly wage rate increased by 3.1 per cent in 2025 compared to 2024. On average, wages grew faster than the consumer price index for B.C., which increased by 2.1 per cent in 2025.

Outlook

The near-term outlook for B.C.’s labour market has softened due to decreased immigration levels, as well as international trade disruptions. The Ministry forecasts that employment in B.C. will increase by 0.4 per cent in 2026 (approximately +12,900 jobs), followed by annual growth of 0.8 per cent in 2027 (approximately +22,500 jobs), and growth of 1.0 per cent annually on average over the medium-term.

The province’s unemployment rate is expected to average 5.9 per cent in 2026 and 5.8 per cent in 2027, as employment growth outpaces slower labour force growth from reduced immigration levels. The unemployment rate is expected to average around 5.5 per cent over the 2028 to 2030 period.

Employee compensation is expected to increase to $227.7 billion in 2026 from $220.5 billion in 2025 (+3.3 per cent), a relatively slow pace, reflecting slower employment growth and stable wage growth. Employee compensation is forecast to grow by 3.3 per cent in 2027 as well, and average 3.9 per cent growth on average each year from 2028 to 2030 as employment growth improves.

Demographics

On October 1, 2025, B.C.’s population was 5.68 million people, down 0.2 per cent from the same date in 2024, driven by reductions in international migration reflecting lower federal immigration targets. During the January to September period of 2025, the province experienced a net outflow of 18,030 migrants, down from a net inflow of 95,573 people over the same period of 2024, with outflows increasing in each quarter of 2025.

Net international migration has gone from net inflows (+97,050 persons) in January to September of 2024 to net outflows (-19,978 persons) in the same period of 2025. The decline in net international migration was a result of a significant decline in the number of net non-permanent (temporary) residents from +58,112 persons to -48,943 persons. The change from net inflow to outflow was largely driven by a decline in temporary work permit holders (from +42,493 persons to -11,488 persons), and an accelerated outflow of study permit holders (from -677 persons to -32,202 persons). Overall, the net outflows of international migrants across Canada mostly reflects lower admission targets for non-permanent residents, while targets for permanent residents have also been reduced.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 93

British Columbia Economic Review and Outlook

A rise in net interprovincial migration (from -1,477 persons to +1,948 persons) partly offset the overall outflow of migrants from B.C. in the first nine months of 2025. Interprovincial migration to B.C. has returned to net inflows in the two most recent quarters.

Outlook

Following a 0.5 per cent increase in 2025, B.C.’s July 1 population is projected to decrease by 0.9 per cent in 2026, reflecting net outflows of temporary residents following several years of elevated inflows. Population growth is expected to remain low in 2027, rising by just 0.4 per cent as outflows of temporary residents continue. Growth is expected to normalize from 2028 to 2030, rising by 1.1 per cent on average each year over this period.

B.C. is expected to experience a total net migration loss of about 38,100 persons in 2025 followed by a decline of 14,100 persons in 2026. This is due to the expected net outflow of temporary residents in 2025 and 2026 reflecting lower federal immigration targets. The province is expecting modest net inflows of interprovincial migrants in 2025, before rising somewhat higher in 2026 and stabilizing to a more typical level over the medium-term. From 2027 to 2030, total net migration is expected to stabilize and average around +64,400 persons.

Consumer Spending and Inflation

Consumer spending rose significantly in the first half of last year, reflecting the lagged impact of high population growth in recent years, as well as the front loading of spending activity ahead of U.S. tariffs, lower interest rates, and lower inflation, but have trended down in the following months. Year-to-date to November 2025, B.C.’s nominal retail sales increased by 6.2 per cent, while inflation averaged 2.1 per cent in 2025, indicating growth in sales volumes as well. Year-to-date sales were led by higher spending at motor vehicles and parts dealers (+13.4 per cent), partly due to front-loaded spending ahead of tariffs on automobiles, and sporting goods, hobby, musical instrument, book and miscellaneous retailers (+19.4 per cent). These gains were partly offset by declines in spending at gasoline stations and fuel vendors (-3.3 per cent), reflecting lower gasoline prices.

94 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

Chart 3.3    B.C. Retail Sales

Sales at food services and drinking places in B.C., a component of the service sector, rose by 5.4 per cent year-to-date to November 2025 compared to the same period of 2024, partly due to higher prices.

Last year, consumer sentiment in B.C. and across Canada was weighed down by uncertain economic conditions amid U.S. tariffs. The consumer confidence index for B.C. averaged 62.9 points in 2025, 13.4 points lower than 2024 and well below historical averages, and remained weak in January 2026. At the national level, the Bank of Canada’s Canadian Survey of Consumer Expectations released in January 2026 reported consumers’ main concerns were over high prices and economic uncertainty related to international trade.

B.C.’s annual CPI inflation rate was 2.1 per cent in 2025, the lowest annual growth rate since 2020. Price growth in 2025 was led by shelter (+2.8 per cent). While shelter inflation was the largest contributor to headline inflation in 2025, it slowed substantially for both rented and owned accommodation compared to the prior three years, when shelter inflation ranged between 5.7 per cent and 7.6 per cent. Food (+3.2 per cent) was also a significant contributor to headline inflation, driven by groceries. Lower prices for gasoline (-7.6 per cent), partly due to the removal of the B.C. consumer carbon tax, moderated headline inflation in 2025.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 95

British Columbia Economic Review and Outlook

Chart 3.4    B.C. Inflation

Outlook

The Ministry estimates that real household consumer spending increased by 2.9 per cent in 2025, driven by higher spending on goods. Household consumption is expected to grow by 1.5 per cent in 2026 and 2.2 per cent in 2027, as spending on goods is more subdued amid lower population growth, while spending on services is expected to be steady. Annual growth is expected to average 2.6 per cent over the 2028 to 2030 period.

The Ministry estimates that nominal retail sales eased in the latter part of 2025, but overall grew by 5.8 per cent in 2025. Retail sales are forecast to moderate to 2.4 per cent growth in 2026, rise to 3.3 per cent in 2027, and average 3.8 per cent annual growth from 2028 to 2030.

Consumer price growth is expected to remain relatively constant, with factors contributing to upward price pressure (such as tariffs and food inflation) partly offset by downward pressure on prices from lower population growth and lower demand. Overall, consumer price inflation is forecast to be 2.1 per cent in 2026, and 2.0 per cent in 2027 and for the balance of the forecast horizon.

96 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

Housing

B.C. housing starts totalled 44,193 units in 2025, showing resilience to economic uncertainty and related headwinds. This was a decline of 3.6 per cent compared to 2024, but remained above the ten-year historical average of 43,187 units. Multiple-unit housing starts decreased by 3.6 per cent while single-unit housing starts fell by 3.5 per cent. Among Census Metropolitan Areas (CMA) in B.C., housing starts were lower in 2025 in Kelowna (-31.4 per cent) and Vancouver (-3.3 per cent), but were higher in Abbotsford (+79.6 per cent) and Victoria (+16.1 per cent). Home completions saw record high levels in Vancouver and Kelowna in 2025, growing by 20.5 per cent and 86.3 per cent, respectively. Home completions in Abbotsford (+25.6 per cent) also saw significant growth, while Victoria decreased (-10.9 per cent).

Chart 3.5    B.C. Housing Starts

B.C.’s home sale market was subdued in 2025 due to economic uncertainty, declining in the first half of the year with moderate upward movement in the second half of the year. Overall in 2025, home sales were down 5.7 per cent compared to 2024, and averaged 5,852 units per month, well below the ten-year average of 7,642 units. The decline was concentrated in Greater Vancouver (-10.2 per cent) and the Fraser Valley (-16.5 per cent), while higher sales activity in Okanagan-Mainline (+8.1 per cent) and the Kootenay region (+7.2 per cent) provided some offset.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 97

British Columbia Economic Review And Outlook

Chart 3.6 B.C. Home Sales and Price

With muted demand throughout the year, the MLS average home sale price decreased by 2.9 per cent on average in 2025. Similar to home sales, the MLS average home sale price fell in the first half of the year before recovering some of the decline in the second half of the year. Meanwhile, growth in MLS composite benchmark house prices (which account for differences in dwelling types and quality in each region) varied by region, where declines were seen in the Fraser Valley (-4.2 per cent) and Greater Vancouver (-2.1 per cent), while prices increased in the Vancouver Island (+2.7 per cent) and Victoria (+2.0 per cent) regions.

Chart 3.7 Greater Vancouver HPI Benchmark Price

98 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

After two years of declines, residential building permits, a leading indicator of home construction, saw strong growth last year. Year-to-date to November 2025, the value of residential building permits increased 13.5 per cent compared to the same period of 2024, and the number of residential units permitted increased 11.4 per cent. The increase was driven by higher multiple-unit dwelling permits, which were partly offset by lower single-unit dwelling permits. Among CMAs, building permits were driven by increases in Vancouver, Abbotsford-Mission, Chilliwack, and Victoria, while permit values declined in Nanaimo and Kelowna.

Outlook

The Ministry forecasts home sales to increase by 9.7 per cent in 2026 and by 5.2 per cent in 2027, which is improved activity compared to the low levels seen since 2023, but still below historical averages. Home sales are expected to average 2.3 per cent annual growth in the 2028 to 2030 period, as housing market activity returns to more typical levels. The average home sale price is expected to rise by 3.2 per cent in 2026, followed by 2.3 per cent in 2027, and then grow by 2.7 per cent over the medium-term. Putting unit sales and prices together, the total value of home sales is forecast to increase by 13.1 per cent in 2026, 7.6 per cent in 2027, and then average 5.1 per cent annual growth from 2028 to 2030.

The Ministry expects B.C. housing starts to total approximately 44,210 units in 2026 and 45,920 units in 2027, below the record high levels seen from 2021 to 2023, but above the ten-year average. Home construction is expected to average around 48,900 units per year over the 2028 to 2030 period. Government actions to encourage homebuilding and private and public sector investment support the outlook, particularly in the medium-term, while the near-term outlook is impacted by economic uncertainty and lower population growth.

Business and Government

The total value of non-residential permitting increased over the first eleven months of 2025, rising by 14.3 per cent compared to the same period of 2024. The increase was driven by higher permit issuance for institutional and governmental buildings (+62.3 per cent), partly due to higher permitting values for government buildings, and school and education buildings. Commercial building permit values also increased (+9.8 per cent), driven by higher permit values for hotels and restaurants, laboratories, and trade and services. Meanwhile, a substantial decline was observed in industrial building permits (-57.8 per cent) following high levels in 2024, as permit values for factories and plants, and transportation and utilities declined.

Small business confidence fell sharply in the first half of 2025 as the U.S. announced and implemented tariffs. However, in recent months, the proportion of B.C. small business owners expecting their business’ performance to be stronger over the next year increased substantially. A majority of small businesses in B.C. reported in January 2026 that insufficient demand (domestic or foreign) was a limitation on sales or production growth.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 99

British Columbia Economic Review And Outlook

Activity in B.C.’s international tourism sector remains relatively unchanged, with travellers entering B.C. rising by 0.4 per cent year-to-date to November 2025 compared to the same period of 2024 and averaging 695,194 international travellers per month. The number of U.S. visitors declined by 0.6 per cent over this period, trending lower following a high level of visitors at the beginning of the year. The number of non-U.S. visitors reached their highest level since 2019 in October 2025, but have not yet surpassed pre-pandemic levels. Overall, the number of non-U.S. visitors to B.C. rose 4.0 per cent year-to-date to November 2025 compared to the same period of 2024.

Outlook

B.C.’s investment outlook is complex, supported by government policy at multiple levels and low interest rates, but weighed down by global economic uncertainty. Residential investment is expected to improve over the forecast horizon. Non-residential investment has an uneven growth path due to the timing of investment in current major energy projects, an uncertain economic environment, and moderation in the provincial capital plan. Overall, the Ministry estimates that total real investment grew by 2.7 per cent in 2025, and expects growth of 1.5 per cent in 2026. The Ministry forecasts total real investment to increase by 0.1 per cent in 2027, and then average 0.7 per cent growth annually over the 2028 to 2030 period.

In 2025, real business investment is estimated to have decreased by 0.5 per cent, reflecting the timing of investment in major energy projects in the province as well as lower residential investment. Real business investment is expected to see moderate growth of 1.3 per cent in 2026. Growth is expected to slow to 0.7 per cent in 2027 and decline by 0.5 per cent in 2028 as higher residential investment is offset by lower non-residential investment as current major LNG projects near completion. Real business investment is expected to grow by 2.5 per cent on average annually in 2029 and 2030.

Real expenditure on goods and services by all levels of government is estimated to have increased by 2.6 per cent in 2025 and is forecast to increase by 1.5 per cent in 2026. The Ministry expects real government spending to decline by 0.5 per cent in 2027 and grow slowly by 0.2 per cent in 2028, as the federal government increases fiscal discipline and the B.C. government continues expenditure management. Real government spending growth is expected to average 1.4 per cent annually in 2029 and 2030.

Following estimated growth of 8.1 per cent in 2025, the Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to increase by 9.6 per cent in 2026 and 4.6 per cent in 2027 largely reflecting improved nominal GDP growth. Net operating surplus is expected to continue to grow over the 2028 to 2030 period, increasing between 3.4 per cent and 5.3 per cent annually.

100 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

External Trade and Commodity Markets

B.C. merchandise exports in 2025 were resilient to challenges from the imposition of U.S. tariffs, volatile commodity prices, and uncertain future trade policies. Year-to-date to November 2025, the value of B.C. goods exports was unchanged compared to the same period of 2024, trending down following tariff-related stockpiling earlier in the year. Year-to-date performance across industries has been mixed. Declines in exports were largest for coal (-21.2 per cent), pulp (-9.7 per cent), and softwood lumber (-6.3 per cent). Meanwhile, exports were higher for other energy products (which includes petroleum and petroleum products, +23.5 per cent), copper ores and concentrates (+18.4 per cent), and natural gas (+26.9 per cent).

In the first eleven months of 2025, the value of merchandise exports from B.C. have declined the most to Japan (-20.0 per cent), the U.S. (-2.7 per cent), South Korea (-15.5 per cent), and India (-42.2 per cent), and have risen the most to China (+24.9 per cent) and Mexico (+260.0 per cent). Underlying the overall declines was lower exports of energy products, largely due to lower coal prices, to Japan (-38.6 per cent), South Korea (-29.8 per cent), and India (-44.1 per cent). Lower exports to the U.S. was largely driven by lower exports of softwood lumber (-10.3 per cent), lower value of exports of electricity (-28.2 per cent), and fabricated metal products (-18.8 per cent). Gains in exports to China were driven by copper ores and concentrates (+66.4 per cent) and other energy products (+362.4 per cent).

Chart 3.8 B.C. Exports

B.C.’s manufacturing shipments increased slightly (+0.3 per cent) year-to-date to November 2025 compared to the same period of 2024, mainly due to increased shipments of food manufacturing (+7.5 per cent) and primary metal products (+11.2 per cent), offsetting declines in wood products (-5.8 per cent) and transportation equipment products (-11.1 per cent).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 101

British Columbia Economic Review And Outlook

The price of Western spruce-pine-fir (SPF) 2x4 lumber was volatile in 2025 as the U.S. imposed new tariffs and increased anti-dumping and countervailing duties on Canada’s lumber exports, as well as price impacts from the front-loading of inventories ahead of broad U.S. tariff announcements early in 2025. SPF prices averaged $467 US/000 board feet in 2025, rising 13.2 per cent compared to 2024.

Oil prices have fallen in 2025, with an increase in global supply (particularly among members of the Organization of Petroleum Exporting Countries) and softening global demand outweighing risks from geopolitical conflicts and trade uncertainty. In 2025, the West Texas Intermediate (WTI) oil price averaged $65.46 US per barrel, down 14.5 per cent compared to 2024. Meanwhile, the plant inlet price of natural gas increased 22.7 per cent in 2025 compared to 2024, averaging $0.90 C/GJ, but remained below historical levels. Natural gas production continued to rise in B.C. in 2025, supported by LNG Canada’s first exports in June 2025.

The average metallurgical coal price fell by 21.8 per cent in 2025, reflecting high global supply and weak steel production in Asia. Prices for lead also declined last year by 5.4 per cent. Meanwhile, the price of safe-haven commodities gold and silver increased significantly by 44.1 per cent and 41.5 per cent, respectively, along with increases in the price of copper (+8.8 per cent), molybdenum (+3.9 per cent), and zinc (+3.2 per cent).

Outlook

Real exports of goods and services are estimated to have declined 1.0 per cent in 2025, reflecting the impact of U.S. trade policy and global trade uncertainty. In 2026, real exports of goods and services are projected to increase by a modest 1.6 per cent, reflecting weak global demand and continued trade uncertainty. The Ministry expects real exports of goods and services to grow by 4.2 per cent in 2027, and range between 2.7 per cent and 3.8 per cent annually in the 2028 to 2030 period. LNG Canada reaching full export-capacity in 2026 provides some offset to the negative impact of U.S. tariffs in the short-term, while Woodfibre LNG and Cedar LNG support the outlook in the latter years.

The price of lumber is forecast to average $470 US/000 board feet in 2026 and $490 US/000 board feet in 2027, partly reflecting the higher countervailing duty and anti-dumping rates imposed on softwood lumber exports to the U.S. The price of lumber is expected to average $495 US/000 board feet between 2028 and 2030. The plant inlet price for natural gas is expected to average $2.18 C/GJ in 2026/27, $2.39 C/GJ in 2027/28, and $2.48 C/GJ in 2028/29.

102 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

Risks to the Economic Outlook

U.S. trade policy and changes to Canadian immigration policies have created an uncertain environment for B.C.’s economy. There are upside risks including the potential for more supportive interest rates, increased activity from lower interprovincial trade barriers, and expedited investments in major private sector capital projects. Downside risks to B.C.’s economic outlook include the following:

•	continued uncertainty about the magnitude and scope of U.S. tariffs on Canadian exports, impacting trade flows, employment, business investment, inflation, and consumer spending;

•	uncertainty surrounding the renewal of CUSMA;

•	volatile immigration levels that could limit the supply of labour and weigh on economic activity;

•	a pullback in residential investment and weak home sales due to economic uncertainty;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	weaker global economic activity and volatile prices for B.C.’s major commodity exports due to geopolitical conflicts and economic challenges in Europe and Asia; and

•	timing of investment, operations and exports related to major private sector capital projects in the province.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 103

British Columbia Economic Review And Outlook

External Outlook

The economies of B.C.’s major trading partners performed relatively well in 2025 compared to low expectations following the threat and introduction of U.S. tariffs. Through the third quarter (July to September) of 2025, the Canadian economy has exceeded expectations overall, while investment conditions remain weak and are likely to stay subdued in the near-term due to ongoing U.S. trade uncertainty. U.S. economic activity declined in the first quarter (January to March) but strengthened throughout the year, supported by household consumption and investment in data centres. Japan’s economy is estimated to have performed better in 2025 following a contraction in 2024. Meanwhile, China’s economy grew at a similar pace in 2025 as in 2024, reflecting a redirection of exports toward non-U.S. markets that partly offset slow consumer spending and property sector weakness. The euro zone remained steady, posting three consecutive quarterly expansions in 2025. Despite exceeding expectations in 2025, growth among B.C.’s major trading partners is expected to slow in 2026 amid trade uncertainty and pessimistic domestic sentiment, particularly in Europe and Canada. Central banks in Canada, the euro zone, and the United States lowered interest rates in 2025 as inflation stabilized. Market expectations for 2026 are diverging with the Bank of Canada expected to hold rates through most of the year and the U.S. Federal Reserve expected to continue rate decreases.

Canada

The Canadian economy grew at an annualized rate of 2.6 per cent in the third quarter of 2025, more than reversing a 1.8 per cent decline in the second quarter (April to June). Growth in the third quarter was driven by an improved trade balance, reflecting a decline in imports (-8.6 per cent) and a modest increase in exports (+0.7 per cent), as well as higher government capital investment (+12.2 per cent). Some of these gains were offset by declines in inventories, government spending (-1.7 per cent), and consumer spending (-0.4 per cent). Canadian business investment has been moderate through 2025 as higher residential investment has been partially offset by declining investment in machinery and equipment. On a year-to-date basis through the third quarter of 2025, Canadian GDP grew by 2.0 per cent compared with the same period in 2024.

Chart 3.9 Canadian Real GDP

104 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

Employment in Canada increased by 1.4 per cent in 2025 (+298,200 jobs), marking the slowest pace of employment growth since 2020. Within age groups, employment increased among youth aged 15 to 24 and 25 to 54 year olds, while it decreased slightly among those aged 55 and older. Labour force growth outpaced employment growth and the unemployment rate rose to 6.8 per cent in 2025, up from 6.3 per cent in 2024 and reached its highest level since 2021. Meanwhile, the job vacancy rate continued to decline through the first eleven months of 2025, reaching its lowest level since 2017 which indicates less hiring activity.

National home sales activity remained subdued in 2025. Both unit home sales and average sale prices declined in the first quarter, before recovering somewhat later in the year. Overall, MLS home unit sales fell by 1.9 per cent in 2025, while the average home sale price declined by 1.1 per cent. Heightened economic uncertainty and shocks related to U.S. tariffs offset the supportive impact of lower interest rates, limiting the recovery in housing market demand.

Following declines in 2022 and 2023, Canadian housing starts continued to recover in 2025 increasing by 5.6 per cent. Within housing categories, multiple-unit starts rose by 8.3 per cent, while single-unit starts were down 4.1 per cent. Among CMAs, Montreal (+58.1 per cent), Calgary (+13.6 per cent), Edmonton (+16.1 per cent), and Ottawa (+37.6 per cent) made the largest contributions to national housing starts growth, while Toronto (-30.8 per cent) partially offset these gains.

Despite Canadian counter-tariffs on U.S. goods that put upward pressure on the cost of imported goods, consumer price inflation in Canada remained within the Bank of Canada’s 1 to 3 per cent target range last year. In 2025, national inflation averaged 2.1 per cent. Shelter (+3.0 per cent) and food (+3.2 per cent) remained the main contributors to headline inflation. Meanwhile, year-to-date to November 2025, nominal retail sales increased by 4.4 per cent compared with the same period of 2024, while real retail sales rose by 2.6 per cent over the same period.

Canadian international trade was significantly affected by new and changing U.S. tariffs in 2025. In the first quarter of 2025, total goods exports increased as exporters front-loaded shipments ahead of the tariff increases, but exports declined thereafter. Year-to-date through November 2025, the value of total merchandise exports edged down 0.1 per cent, with declines in six of the eleven months. On an industry basis, exports of energy products (-3.4 per cent) and basic and industrial chemicals, plastics, and rubber products (-10.5 per cent) contributed to the year-to-date decline partially offset by higher exports of metal and non-metallic mineral products (+12.4 per cent). Regarding trade in goods facing significant U.S. tariffs, exports in the first eleven months of the year fell for motor vehicles and parts (-3.7 per cent) and aluminum and aluminum alloys (-8.5 per cent) but rose for copper and copper alloys (+42.3 per cent). By trading partner, exports to the United States recorded a decline (-4.9 per cent), while exports to non-U.S. destinations increased (+15.9 per cent). Meanwhile, international exports of services performed better; year-to-date through November 2025, Canadian services exports increased by 2.9 per cent.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 105

British Columbia Economic Review And Outlook

Outlook

In January 2026, the Consensus survey projected that Canadian real GDP would increase by 1.3 per cent in 2026, and by 1.9 per cent in 2027.

Table 3.2 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2026	2027
	Per cent change in real GDP
B.C. Ministry of Finance	1.2	1.7
Consensus Economics (January 2026*)	1.3	1.9

* Comparable month to B.C. Ministry of Finance forecast.

CUSMA negotiations in 2026 are expected to keep economic uncertainty elevated. As a result, Canadian economic growth is expected to soften in 2026. The Ministry prudently assumes that the Canadian economy will grow by 1.2 per cent in 2026, reflecting downside risks to international trade, and by 1.7 per cent in 2027. Over the medium-term, real GDP growth is projected to average 1.8 per cent annually.

Chart 3.10 Consensus Outlook for Canada in 2026

106 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

United States

U.S. real GDP expanded by an annualized 4.4 per cent in the third quarter of 2025, the strongest growth since the third quarter of 2023, following annualized growth of 3.8 per cent in the second quarter of 2025. Growth in the third quarter of 2025 was led by consumer spending, while net exports increased, reflecting higher exports and lower imports. Business investment was mixed, with gains in intellectual property products and information processing equipment offset by lower inventories and residential investment. The imposition of tariffs on imports into the U.S. has yet to have a substantial macroeconomic impact on the country. Year-to-date through the third quarter of 2025, U.S. GDP grew by 2.1 per cent compared with the same period of 2024.

Chart 3.11 U.S. Real GDP

U.S. employment increased by just 0.9 per cent (+1.4 million jobs) in 2025, representing the slowest annual employment growth since 2020. The unemployment rate was 4.4 per cent in December 2025 and averaged 4.3 per cent in 2025, the second consecutive annual increase after a low of 3.6 per cent in 2023.

U.S. housing starts in 2025 continued the downward trend that began in 2022. Year-to-date to October 2025, housing starts declined by 0.8 per cent compared with the same period of 2024. The decline was driven by a contraction in single-unit housing starts, which fell by 7.0 per cent, while multiple-unit housing starts increased by 16.9 per cent over the same period. Meanwhile, new and existing home sales were little changed in 2025, with median prices of existing homes seeing a modest increase and new home prices declining.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 107

British Columbia Economic Review And Outlook

Chart 3.12 U.S. Housing Starts

Retail and food services sales in the U.S. saw faster growth in 2025 than in the preceding two years. Year-to-date to November, sales rose by 4.2 per cent compared with the same period last year. However, estimates of real retail and food services sales indicate more modest growth over 2025. Consumer price inflation was between 2 and 3 per cent throughout 2025, although it was closer to 3 per cent in the second half of 2025. CPI inflation averaged 2.7 per cent in 2025. Shelter and food were the main contributors to inflation, while energy prices rose modestly towards the end of the year.

Outlook

In January 2026, the Consensus survey projected that U.S. real GDP will grow 2.4 per cent in 2026 and 2.0 per cent in 2027.

Table 3.3 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2026	2027
	Per cent change in real GDP
B.C. Ministry of Finance	2.1	1.9
Consensus Economics (January 2026*)	2.4	2.0

* Comparable month to B.C. Ministry of Finance forecast.

U.S. employment has weakened and trade policy uncertainty is expected to remain elevated and poses a risk to the outlook going forward. The Ministry prudently projects that U.S. real GDP will grow by 2.1 per cent in 2026 and 1.9 per cent in 2027. In the medium-term, the Ministry assumes that growth will average 1.8 per cent annually.

108 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

Chart 3.13 Consensus Outlook for the U.S. in 2026

Asia

China’s real GDP grew by 5.0 per cent in 2025, matching the growth rate recorded in 2024. While economic activity started strong in the first half of 2025, momentum eased in the second half of the year. Overall growth reflected strong export performance amid U.S. tariffs, as shipments were redirected away from the U.S. toward Europe and Southeast Asia, and industrial production posted its strongest growth since 2021. Meanwhile, domestic demand was weak. Retail sales remained subdued in 2025, infrastructure spending declined, and the real estate downturn continued.

Japan’s economy shrank by 2.3 per cent annualized in the third quarter of 2025, following 2.1 per cent growth in the second quarter. The third quarter contraction was driven mainly by weak residential and business investment, with exports also contributing to the decline. Consumer spending grew modestly in the third quarter and was insufficient to fully offset declines elsewhere. Despite the third quarter contraction, Japan’s GDP was 1.4 per cent higher year-to-date to the third quarter compared to the same period of 2024. Meanwhile, the Bank of Japan continued interest rate hikes in 2025 as inflation remained above its target of 2 per cent, raising the policy rate to 0.75 per cent after over a decade of near-zero borrowing costs. The Bank of Japan stated that they expect to continue raising rates if their economic and inflation forecasts materialize.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 109

British Columbia Economic Review And Outlook

Outlook

In January 2026, the Consensus survey projected that China’s real GDP will grow by 4.6 per cent in 2026 and 4.4 per cent in 2027. The Ministry prudently forecasts that China’s economy will expand by 4.2 per cent in 2026, and 4.1 per cent in 2027, reflecting ongoing risks from geopolitical and trade tensions. In the medium-term, the Ministry forecasts growth to average 4.0 per cent annually.

The January 2026 Consensus survey projects Japan’s real GDP to grow by 0.8 per cent in 2026 and 1.0 per cent in 2027. While consumer spending was stronger last year, uncertainty remains around exports and higher interest rates are expected to weigh on economic activity. The Ministry prudently projects Japan’s economy to grow by 0.5 per cent in 2026 and 0.6 per cent in 2027. Growth of 0.5 per cent is expected in each year from 2028 to 2030.

Europe

Despite uncertainty surrounding U.S. tariffs on European trade, euro zone GDP performed well in 2025, exceeding expectations. GDP growth was 1.1 per cent (annualized) in the third quarter of 2025 and 1.5 per cent year-to-date through the third quarter. Among the large euro zone economies, Spain recorded the strongest year-to-date growth through the third quarter of 2025 compared with the same period of 2024, while France, Italy, and Germany posted more moderate growth. Although the unemployment rate in the euro zone fluctuated in the first half of the year, it remained at or below 6.4 per cent for 2025, one of the lowest levels since the introduction of the euro in 1999.

The European Central Bank (ECB) cut its key interest rate by a cumulative 100 basis points in the first half of 2025 and held rates unchanged for the remainder of the year, citing expectations that inflation would stabilize at its 2 per cent target over the 2026 to 2028 period. Inflation stood at 1.9 per cent in December 2025.

Outlook

The January 2026 Consensus expects euro zone real GDP to grow by 1.1 per cent in 2026 and 1.4 per cent in 2027. Manufacturing continues to face trade headwinds which could impact growth prospects going forward. The Ministry prudently projects that the euro zone economy will grow by 0.9 per cent in 2026 and 1.2 per cent in 2027. Growth of 1.2 per cent is expected in each year from 2028 to 2030.

110 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

Financial Markets

Interest Rates

The Bank of Canada (BoC) and the U.S. Federal Reserve (Fed) resumed cutting interest rates in the fall of 2025 after holding them through the spring and summer. Both central banks cited moderating economic activity as key reasons for reducing rates. Since 2024, the BoC has lowered its policy rate by more than the Fed. In 2026, modest rate cuts are forecast for the Fed while the BoC is expected to keep rates flat for most of the year.

In 2025, the BoC cut the policy interest rate by a total of 100 basis points, bringing it to 2.25 per cent by the end of the year. After two rate cuts in the first three months of the year, the BoC held rates from April to August, citing heightened uncertainty around U.S. tariffs. The BoC noted it was difficult to assess which effect would dominate, the risk of higher input price inflation from tariffs or the dampening effect of slower economic activity on demand. In September, the BoC resumed rate cuts in response to weaker economic conditions and lower inflation risks. The BoC ended the year by holding rates and maintained them into 2026, reflecting moderate economic activity and stable inflation projections.

Chart 3.14 Interest Rate Forecasts

From January to August 2025, the Fed paused interest rate cuts, reflecting elevated inflation, strong economic activity, and low, stable unemployment. The Fed resumed rate cuts from September to December, delivering a cumulative 75 basis point reduction, citing concerns over moderating economic activity and a rise in unemployment despite inflation remaining somewhat elevated. The Fed began 2026 with a pause in rate cuts, noting that the unemployment rate was showing signs of stabilizing.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 111

British Columbia Economic Review And Outlook

Outlook

Since the Canadian economy performed better than expected in 2025, private sector forecasters are not expecting further rate cuts. In contrast, the Fed is expected to resume reducing interest rates further in 2026. Based on the average of six private sector forecasts as of January 5, 2026, the Ministry projects that Canada’s overnight target rate will average 2.28 per cent in 2026 and 2.60 per cent in 2027. By comparison, the U.S. federal funds rate is expected to average 3.39 per cent in 2026 and 3.17 per cent in 2027.

According to the same six private sector forecasters, the Canadian three-month Treasury bill interest rate is expected to average 2.27 per cent in 2026 and 2.61 per cent in 2027. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 3.34 per cent in 2026 and 3.49 per cent in 2027.

Table 3.4    Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2026	2027	2026	2027
BMO	2.20	2.31	3.33	3.41
CIBC	2.22	2.56	3.28	3.57
National Bank	2.30	2.73	3.36	3.44
RBC	2.21	2.77	3.55	3.73
Scotiabank	2.43	3.02	3.31	3.63
TD	2.24	2.25	3.22	3.15
Average (as of January 5, 2026)	2.27	2.61	3.34	3.49

Exchange Rate

In 2025, the Canadian exchange rate depreciated by 2.0 per cent, falling from 73.0 US cents in 2024 to 71.5 US cents. This decline reflects a wider interest rate gap between Canada and the U.S. in 2025, as well as differences in economic performance. The Canadian dollar appreciated in the first half of 2025, reflecting a general decline in value of the U.S. dollar against world currencies. The Canadian dollar then depreciated through November 2025, impacted by lower oil prices and additional rate cuts by the BoC.

112 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review And Outlook

Chart 3.15 Private Sector Expectations for the Canadian Dollar

Outlook

Since the Fed is expected to cut interest rates further while the BoC is not expected to, private sector forecasters expect the Canadian dollar to appreciate against the US dollar. Based on the average of six private sector forecasts as of January 5, 2026, the Ministry assumes that the Canadian dollar will average 73.6 US cents in 2026 and 75.6 US cents in 2027.

Table 3.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2026	2027
BMO	73.9	76.0
CIBC	73.1	74.8
National Bank	74.0	75.3
RBC	73.2	75.8
Scotiabank	73.8	76.7
TD	73.4	74.9
Average (as of January 5, 2026)	73.6	75.6

Budget and Fiscal Plan - 2026/27 to 2028/29	| 113

British Columbia Economic Review and Outlook

Table 3.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2024	2025 [e]	2026	2027	2028	2029	2030
Gross Domestic Product at Market Prices:
– Real (chained 2017 $billions)	341.0	346.2	350.6	356.9	363.7	371.3	379.4
(% change)	1.1	1.5	1.3	1.8	1.9	2.1	2.2
– Nominal (current prices, $ billions)	429.1	446.9	466.6	485.7	505.9	527.9	550.8
(% change)	3.5	4.1	4.4	4.1	4.2	4.3	4.3
– GDP price deflator (2017 = 100)	125.8	129.0	133.1	136.1	139.1	142.1	145.2
(% change)	2.4	2.6	3.1	2.3	2.2	2.2	2.1
Real GDP per person (chained 2017 $)	60,131	60,764	62,080	62,927	63,465	64,081	64,733
(% change)	-1.7	1.1	2.2	1.4	0.9	1.0	1.0
Real GDP per employed person
(% change)	-1.2	0.4	0.8	1.0	0.9	1.1	1.1
Components oI Real GDP at Market Prices (chained 2017 $billions)
Household expenditure on goods and services	210.4	216.4	219.5	224.5	230.2	236.2	242.3
(% change)	1.1	2.9	1.5	2.2	2.6	2.6	2.6
– Goods	80.0	83.4	83.6	84.8	86.6	88.4	90.2
(% change)	-0.2	4.3	0.2	1.5	2.1	2.1	2.0
– Services	130.6	133.2	136.2	139.9	143.8	148.0	152.3
(% change)	1.9	2.0	2.2	2.7	2.8	2.9	3.0
NPISH[1] expenditure on goods and services	5.7	5.8	5.9	6.0	6.1	6.2	6.4
(% change)	2.9	1.7	2.0	1.8	1.9	2.0	2.0
Government expenditure on goods and services	68.2	69.9	71.0	70.6	70.7	71.7	72.8
(% change)	5.1	2.6	1.5	-0.5	0.2	1.3	1.5
Investment in fixed capital	82.7	85.0	86.2	86.4	85.6	86.4	88.1
(% change)	-6.1	2.7	1.5	0.1	-0.9	0.9	2.1
Final domestic demand	366.4	376.4	382.0	386.6	391.6	399.2	408.3
(% change)	0.0	2.7	1.5	1.2	1.3	1.9	2.3
Exports of goods and services	122.2	121.1	123.0	128.1	133.0	137.5	141.1
(% change)	1.2	-1.0	1.6	4.2	3.8	3.4	2.7
Imports of goods and services	149.5	152.6	155.7	159.1	162.5	167.2	171.9
(% change)	-1.1	2.0	2.0	2.2	2.1	2.9	2.8
Inventory change	2.5	1.8	1.8	1.6	1.7	1.8	1.7
Statistical discrepancy	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Real GDP at market prices	341.0	346.2	350.6	356.9	363.7	371.3	379.4
(% change)	1.1	1.5	1.3	1.8	1.9	2.1	2.2

1 Non-profit institutions serving households.

e B.C. Ministry of Finance estimate.

114 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

Table 3.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2024	2025		2026	2027	2028	2029	2030
Compensation of employees[1] ($ millions)	214,986	220,51	[e]	227,693	235,095	244,197	253,527	263,489
(% change)	5.4	2.6		3.3	3.3	3.9	3.8	3.9
Household income ($ millions)	382,132	394,966	[e]	408,231	423,844	441,643	460,252	479,781
(% change)	7.3	3.4		3.4	3.8	4.2	4.2	4.2
Net operating surplus ($ millions)	36,831	39,801	[e]	43,612	45,618	47,161	49,599	52,242
(% change)	-19.3	8.1		9.6	4.6	3.4	5.2	5.3
Retail sales ($millions)	108,384	114,661	[e]	117,408	121,270	125,827	130,640	135,504
(% change)	0.6	5.8		2.4	3.3	3.8	3.8	3.7
Housing starts (units)	45,828	44,193		44,210	45,920	47,497	48,995	50,144
(% change)	-9.2	-3.6		0.0	3.9	3.4	3.2	2.3
Residential sales ($ millions)	73,059	66,954		75,742	81,531	86,798	91,068	94,659
(% change)	3.1	-8.4		13.1	7.6	6.5	4.9	3.9
Residential sales (units)	74,441	70,233		77,011	81,006	83,977	85,806	86,791
(% change)	2.0	-5.7		9.7	5.2	3.7	2.2	1.1
Residential average sale price ($)	981,439	953,314		983,519	1,006,480	1,033,584	1,061,320	1,090,650
(% change)	1.1	-2.9		3.2	2.3	2.7	2.7	2.8
Consumer price index (2002 = 100)	155.2	158.5		161.8	165.0	168.3	171.6	175.0
(% change)	2.6	2.1		2.1	2.0	2.0	2.0	2.0

1 Domestic basis; wages, salaries and employers’ social contributions.
e B.C. Ministry of Finance estimate.

Table 3.6.3 Labour Market Indicators: British Columbia

				Forecast
	2024	2025		2026	2027	2028	2029	2030
Population (thousands at July 1)	5,671	5,698		5,647	5,671	5,730	5,795	5,861
(% change)	2.8	0.5		-0.9	0.4	1.0	1.1	1.1
Net migration (thousands)
– International[1,4]	101.1	-40.6	[e]	-22.9	47.6	55.4	55.9	56.4
– Interprovincial[4]	-2.1	2.6	[e]	8.8	9.0	10.1	11.2	11.8
– Total	99.0	-38.1	[e]	-14.1	56.6	65.5	67.2	68.2
Labour force population[2] (thousands)	4,732	4,835		4,809	4,845	4,906	4,969	5,034
(% change)	3.6	2.2		-0.5	0.8	1.3	1.3	1.3
Labour force (thousands)	3,086	3,141		3,146	3,164	3,192	3,218	3,250
(% change)	2.7	1.8		0.2	0.6	0.9	0.8	1.0
Participation rate[3] (%)	65.2	65.0		65.4	65.3	65.1	64.8	64.6
Employment (thousands)	2,914	2,946		2,959	2,982	3,012	3,041	3,072
(% change)	2.3	1.1		0.4	0.8	1.0	1.0	1.0
Unemployment rate (%)	5.6	6.2		5.9	5.8	5.7	5.5	5.5

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.
e BC Stats estimate.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 115

British Columbia Economic Review and Outlook

Table 3.6.4 Major Economic Assumptions

				Forecast
	2024	2025		2026	2027	2028	2029	2030
Real GDP
Canada (chained 2017 $ billions)	2,456	2,498	[e]	2,528	2,571	2,617	2,664	2,712
(% change)	2.0	1.7		1.2	1.7	1.8	1.8	1.8
U.S. (chained 2017 US$ billions)	23,358	23,872	[e]	24,374	24,837	25,309	25,764	26,228
(% change)	2.8	2.2		2.1	1.9	1.9	1.8	1.8
Japan (chained 2015 Yen trillions)	584	591	[e]	594	598	601	604	607
(% change)	-0.2	1.2		0.5	0.6	0.5	0.5	0.5
China (constant 2010 US$ billions)	14,849	15,591		16,246	16,912	17,589	18,292	19,024
(% change)	5.0	5.0		4.2	4.1	4.0	4.0	4.0
Euro zone[1] (chained 2020 Euro billions)	12,982	13,163	[e]	13,282	13,441	13,603	13,766	13,931
(% change)	0.8	1.4		0.9	1.2	1.2	1.2	1.2
Industrial production index (% change)
U.S.	-0.7	1.3		0.8	1.2	1.5	1.6	1.6
Japan	-2.9	1.2	[e]	1.0	1.0	1.0	0.9	0.9
China	5.7	5.9		4.4	3.9	3.8	3.8	3.8
Euro zone[1]	-3.0	1.4	[e]	0.8	1.2	1.2	1.2	1.2
Housing starts (thousands)
Canada	245	259		230	230	230	230	230
(% change)	2.1	5.6		-11.2	0.0	0.0	0.0	0.0
U.S.	1,367	1,355	[e]	1,345	1,370	1,385	1,400	1,400
(% change)	-3.7	-0.9		-0.7	1.9	1.1	1.1	0.0
Japan	792	738	[e]	750	770	800	830	830
(% change)	-3.3	-6.8		1.6	2.7	3.9	3.8	0.0
Consumer price index
Canada (2002 = 100)	160.9	164.2		167.8	171.3	174.8	178.3	181.8
(% change)	2.4	2.1		2.2	2.1	2.0	2.0	2.0
Canadian interest rates (%)
3-month Treasury bills	4.41	2.59		2.27	2.61	2.75	2.75	2.75
10-year government bonds	3.34	3.23		3.34	3.49	3.40	3.40	3.40
United States interest rates (%)
3-month Treasury bills	5.18	4.21		3.26	3.10	3.00	3.00	3.00
10-year government bonds	4.21	4.29		4.09	4.15	4.05	4.00	4.00
Exchange rate (US cents / Canadian $)	73.0	71.5		73.6	75.6	77.0	77.9	78.1
British Columbia goods and services
Export price deflator (% change)	-0.1	4.5	[e]	6.1	2.4	1.3	1.4	1.8

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

e B.C. Ministry of Finance estimate.

116 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

The Economic Forecast Council, Budget 2026

Introduction

In accordance with the Budget Transparency and Accountability Act, the Minister of Finance, in preparing the provincial budget, consults with the Economic Forecast Council (the Council or EFC) on British Columbia’s economic outlook. The 13-member Council is comprised of leading economists from several of Canada’s major financial and private research institutions.

The most recent meeting between the Minister and the Council was on December 8, 2025, with EFC members presenting their estimates for economic performance in 2025 and their forecasts for 2026 through 2030 and over the long-term. Topics of discussion included: U.S. tariffs and the evolving trade situation; business investment; major projects; federal immigration policy; demographics and B.C.’s labour and housing markets.

EFC members were invited to revise their forecasts following the meeting up until January 6, 2026 (11 of the 13 members chose to resubmit). Forecast details from the Council’s surveys are summarized in the table at the end of this topic box.

British Columbia Outlook

On average, the Council estimates that B.C.’s economy grew by 1.5 per cent in 2025, down 0.3 percentage points from their February 2025 projection. The EFC forecasts B.C. real GDP growth of 1.5 per cent in 2026, down 0.4 percentage points compared to their previous forecast. EFC expectations for slower near-term growth partly reflect the impact of U.S. tariffs and weaker global demand. In addition, the Council anticipates that lower population growth due to changes in federal immigration policy will temper labour and housing market activity in B.C. and nationally in the near-term.

The EFC forecasts improved economic growth of 1.9 per cent in 2027, followed by steady annual average real GDP growth of about 1.9 per cent in the medium-term (2028 to 2030) and over the long-term period (see Chart 1).

Chart 1 – EF C Outlook for B. C.

The Council estimates that B.C.’s economy grew at a slightly slower rate than Canada in 2025, partly due to weaker global demand for some of B.C.’s key exports and muted home sales activity. The EFC expects B.C.’s economy to outperform the national average in 2026 and match Canadian economic output in 2027. The Council forecasts B.C. real GDP growth to be slightly above Canada’s over the medium and long-term (see Chart 2).

Chart 2 – EF C Outlook for B. C. and Canada

Budget and Fiscal Plan - 2026/27 to 2028/29	| 117

British Columbia Economic Review and Outlook

The Council expects that uncertainty around the U.S. tariff situation and global trade policy will continue to constrain business investment. However, members agreed that B.C. was less exposed to trade risks compared to other provinces due to B.C.’s diversified trading network and broad export base. Some members also highlighted B.C.’s large services sector and well-established professional, scientific and technical industries as a potential advantage to partly offset global economic risks during times of high uncertainty around trade policy.

The EFC discussed B.C.’s abundant natural resources and the potential boost from LNG exports to Asian markets and future mining and LNG projects. Council members said that U.S. tariffs and restrictive trade policy have added to ongoing challenges in the forestry sector, which have significant implications for rural communities.

The Council discussed changes to federal immigration policy. EFC members expect lower immigration targets to have a larger impact on B.C. and Ontario due to their higher share of non-permanent residents. The EFC noted that lower population growth may have mixed effects on B.C.’s economy. While the Council generally expects muted job growth to reduce domestic demand in the near-term, members said that lower population growth may also ease some pressure on demand for public services, infrastructure and housing.

The Council noted B.C.’s robust retail sales activity in the first half of 2025, supported by accelerated consumer spending ahead of U.S. tariffs and lower interest rates. Members expect B.C. retail sales growth to moderate in the near-term amid weaker demand due to lower immigration and modest employment growth.

Several members acknowledged the complexity of B.C.’s housing market. The EFC generally expects less upward price pressure amid lower housing demand to improve affordability in the near-term. Council members indicated that weak pre-sales activity and uncertainty around the impact of U.S. tariffs on the broader economy have cooled residential investment.

The Council said that the housing sector is further constrained by a shortage of skilled workers and low productivity. EFC members highlighted the risks around slowing construction, especially purpose-built rental units. They also considered options to encourage new residential investment to support rental unit construction, as well as opportunities to boost training and improve productivity in the construction sector.

The EFC discussed the importance of attracting new private sector investment with some large projects now moving into operation. The Council concluded that grid capacity is key to promoting investor confidence. Some members acknowledged the province’s Look West strategy and discussed options to fast track projects as well as the need for competitive regulatory and tax frameworks.

British Columbia Economic Forecast Council:

Summary of B.C. real GDP forecasts, annual per cent change

Participant	Organization	2025	2026	2027	2028	2029	2030	Long-term
Robert Kavcic	Bank of Montreal[1]	2.0	1.7	2.4	2.0	2.0	2.0	2.0
Brendon Ogmundson	BC Real Estate Association[1]	1.3	1.5	2.3	2.4	2.4	2.4	2.4
David Williams	Business Council of BC1	1.6	1.3	1.8	2.0	2.1	2.1	2.1
Bryan Yu	Central 1 Credit Union[1]	1.3	1.4	1.9	2.3	2.5	2.0	na
Avery Shenfeld	CIBC[1]	1.4	1.3	2.0	na	na	na	na
Pedro Antunes	Conference Board of Canada[1]	1.2	1.7	2.1	2.0	2.0	2.0	1.8
Jimmy Jean	Desjardins Group[1]	1.8	1.3	2.0	na	na	na	na
Sébastien Lavoie	Laurentian Bank Securities	1.3	1.5	1.7	1.6	1.6	1.6	1.6
Stéfane Marion	National Bank[1]	1.7	1.2	2.0	2.0	2.0	2.0	2.0
Cynthia Leach	RBC[1]	1.0	1.2	1.3	1.6	1.7	1.8	1.8
Jean-François Perrault	Scotiabank	1.4	1.6	1.9	na	na	na	na
Aaron Stokes	Stokes Economics[1]	2.0	1.8	2.1	1.3	1.4	1.4	na
Derek Burleton	TD1	1.8	1.5	1.7	1.9	1.8	1.8	1.8
Average		1.5	1.5	1.9	1.9	2.0	1.9	1.9
Standard Deviation		0.3	0.2	0.3	0.3	0.3	0.3	0.2

1 Updated survey submitted subsequent to the December 8, 2025 meeting.

118 |	Budget and Fiscal Plan - 2026/27 to 2028/29

British Columbia Economic Review and Outlook

The EFC highlighted B.C.’s significant potential for future major projects and encouraged the province to seek opportunities to leverage federally endorsed projects. Members agreed that any economic boost from major projects would take several years to materialize.

Canadian Outlook

After an estimated gain of 1.6 per cent in 2025, the Council expects Canadian real GDP growth to slow to 1.3 per cent in 2026. The EFC expects Canadian economic activity to improve to 1.9 per cent growth in 2027, followed by steady annual real GDP growth of 1.8 per cent in 2028 and over the long-term.

The EFC discussed the U.S. tariff situation and potential outcomes of the imminent Canada-United States-Mexico Agreement (CUSMA) review. The Council agreed that current CUSMA exemptions have provided some shelter from the negative impacts of U.S. tariffs. However, members explained that the high degree of uncertainty around potential outcomes of the CUSMA review continues to weigh on business investment.

Council members said that lower population growth due to reduced federal immigration targets is weighing on Canadian labour market activity. Some members explained that businesses may scale down investment and hiring during a period of low population growth in the near-term. Meanwhile, decreased domestic demand has helped to cool inflation, prompting the Bank of Canada to lower interest rates somewhat. Looking ahead, most EFC members expect the Bank of Canada to gradually raise interest rates by 2027 as the Canadian economy improves.

The Council also discussed the federal government’s new capital budgeting framework, potential provincial implications from federal spending reductions and the importance of establishing targets for fiscal sustainability.

International Outlook

The Council estimates that the U.S. economy grew by 2.0 per cent in 2025. The EFC expects U.S. real GDP to grow by 2.0 per cent in 2026 and 2027, followed by annual average real GDP growth of about 1.9 per cent in 2028 and over the long-term.

EFC members remarked on the resiliency of the U.S. economy in 2025. However, some members cautioned that the recent boost from investment in data centres and artificial intelligence may be masking underlying weakness in other areas of the U.S. economy. The Council also highlighted the elevated degree of uncertainty around the economic outlook given the volatile tariff situation and upcoming CUSMA review.

The EFC recommended pursuing further opportunities to broaden B.C.’s and Canada’s global partnerships given the uncertain U.S. trade environment. Some members also indicated that there was potential for improvement in China’s economic outlook, with subsequent upside impacts on global demand and key commodity prices.

Canadian Dollar

The Council’s projections for the Canadian dollar ranged from 71.0 US cents to 75.8 US cents in 2026 and from 71.0 US cents to 76.5 US cents in 2027. Over the medium and longer-term, EFC forecasts ranged from a low of 72.5 US cents to a high of 80.0 US cents (see Chart 3).

Chart 3 – EF C Outlook for the Canadian Dollar

Budget and Fiscal Plan - 2026/27 to 2028/29	| 119

British Columbia Economic Review and Outlook

Forecast Survey – Participants’ Opinions

All figures are based	2025			2026			2027			2028			2029			2030			Long-term
on annual averages	Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]		Range	Average [1]
British Columbia
Real GDP (% change)	1.0 – 2.0	1.5	(13)	1.2 – 1.8	1.5	(13)	1.3 – 2.4	1.9	(13)	1.3 – 2.4	1.9	(10)	1.4 – 2.5	2.0	(10)	1.4 – 2.4	1.9	(10)	1.6 – 2.4	1.9	(8)
Nominal GDP (% change)	3.3 – 4.6	4.1	(13)	3.2 – 5.1	3.8	(13)	3.4 – 4.6	4.1	(13)	3.6 – 4.5	4.0	(10)	3.5 – 5.0	4.1	(10)	3.6 – 4.4	3.9	(10)	3.6 – 4.4	3.9	(8)
GDP Deflator (% change)	2.0 – 3.0	2.6	(13)	1.6 – 3.4	2.3	(13)	1.3 – 2.9	2.1	(13)	1.6 – 2.6	2.1	(10)	1.5 – 2.5	2.1	(10)	1.5 – 2.3	2.0	(10)	1.7 – 2.3	2.0	(8)
Real business non-residential investment (% change)	-3.0 – 4.9	0.4	(4)	-1.5 – 2.5	0.9	(4)	3.0 – 14.4	6.0	(4)	-3.6 – 4.0	1.5	(4)	-1.9 – 5.0	2.1	(4)	-4.5 – 3.1	1.0	(4)	1.5 – 2.5	2.0	(2)
Real business machinery and equipment investment (% change)	-5.0 – 2.0	-2.4	(4)	1.0 – 3.0	2.1	(4)	2.0 – 11.2	5.4	(4)	2.5 – 8.3	4.4	(4)	2.1 – 6.0	3.5	(4)	0.9 – 3.6	2.2	(4)	2.3 – 2.5	2.4	(2)
Household Income (% change)	3.0 – 4.7	4.0	(8)	3.1 – 3.9	3.5	(8)	3.4 – 4.5	3.9	(8)	3.5 – 4.3	3.9	(8)	3.5 – 4.5	4.0	(8)	3.5 – 4.2	4.0	(8)	3.5 – 4.2	3.9	(6)
Net Migration (thousand persons)	-14.5 – 40.0	15.3	(8)	-27.6 – 40.0	-0.6	(8)	-7.1 – 65.0	18.9	(8)	30.0 – 72.4	51.5	(8)	40.0 – 74.0	61.9	(8)	40.0 – 83.0	65.1	(8)	40.0 – 86.3	71.6	(6)
Employment (% change)	1.0 – 1.3	1.2	(12)	-0.1 – 1.4	0.7	(12)	0.1 – 1.8	1.0	(12)	0.9 – 1.8	1.3	(9)	0.7 – 1.8	1.3	(9)	0.7 – 1.8	1.3	(9)	0.7 – 1.8	1.2	(7)
Unemployment rate (%)	6.1 – 6.5	6.2	(13)	5.7 – 6.6	6.1	(13)	5.1 – 6.4	5.8	(13)	5.0 – 6.1	5.5	(9)	5.0 – 5.8	5.3	(9)	4.9 – 5.5	5.3	(9)	5.1 – 5.5	5.3	(7)
Net operating surplus of corporations (% change)	3.0 – 13.4	6.1	(4)	3.0 – 18.0	9.8	(4)	2.5 – 7.1	5.0	(4)	1.1 – 6.0	3.3	(4)	1.6 – 5.0	3.2	(4)	-0.3 – 5.0	2.3	(4)	1.7 – 4.0	2.9	(2)
Housing starts (thousand units)	41.0 – 48.0	43.7	(13)	29.0 – 49.0	40.1	(13)	34.0 – 55.0	41.2	(13)	35.8 – 45.0	41.5	(10)	35.0 – 45.0	42.1	(10)	34.0 – 45.0	41.5	(10)	38.8 – 45.0	42.6	(8)
MLS residential unit sales (thousand units)	70.0 – 72.3	71.0	(7)	72.0 – 82.5	77.9	(7)	77.8 – 91.7	83.6	(7)	81.0 – 96.4	87.5	(6)	79.0 – 97.8	89.3	(6)	77.0 – 98.9	90.2	(6)	76.0 – 102.0	88.3	(4)
MLS residential average sale price ($ thousand)	950 – 960	956	(7)	929 – 996	973	(7)	957 – 1,075	1,007	(7)	993 – 1,120	1,054	(6)	1,024 – 1,160	1,088	(6)	1,056 – 1,200	1,124	(6)	1,093 – 1,200	1,164	(3)
Retail sales (% change)	5.3 – 6.5	6.2	(6)	2.0 – 5.0	2.8	(6)	1.5 – 5.3	3.1	(6)	3.0 – 4.4	3.7	(6)	3.5 – 4.5	3.9	(6)	3.3 – 4.1	3.8	(6)	3.3 – 4.0	3.7	(4)
Consumer price index (% change)	2.1 – 2.2	2.2	(12)	1.7 – 2.4	2.0	(12)	1.7 – 2.3	2.0	(12)	1.9 – 2.1	2.0	(9)	1.9 – 2.1	2.0	(9)	1.9 – 2.0	2.0	(9)	1.9 – 2.0	2.0	(7)

United States
Real GDP (% change)	1.8 – 2.2	2.0	(13)	1.6 – 2.4	2.0	(13)	1.7 – 2.2	2.0	(13)	1.8 – 2.2	1.9	(10)	1.8 – 2.2	2.0	(10)	1.8 – 2.2	1.9	(10)	1.8 – 2.1	1.9	(7)
Intended Federal Funds rate (%)	3.75 – 4.37	4.21	(12)	3.00 – 3.50	3.33	(12)	3.00 – 3.50	3.15	(12)	2.80 – 3.50	3.10	(9)	2.80 – 3.50	3.13	(9)	2.80 – 3.50	3.13	(9)	3.00 – 3.50	3.14	(6)
Housing starts (million units)	1.34 – 1.41	1.36	(11)	1.30 – 1.46	1.38	(11)	1.31 – 1.49	1.42	(11)	1.30 – 1.59	1.45	(7)	1.30 – 1.63	1.47	(7)	1.20 – 1.63	1.47	(7)	1.20 – 1.60	1.45	(5)

Canada
Real GDP (% change)	1.2 – 1.7	1.6	(13)	1.2 – 1.5	1.3	(13)	1.5 – 2.3	1.9	(13)	1.5 – 2.2	1.8	(11)	1.5 – 2.2	1.8	(11)	1.5 – 2.2	1.8	(11)	1.5 – 2.0	1.8	(8)
Bank of Canada overnight target rate (%)	2.25 – 2.93	2.63	(13)	2.21 – 2.75	2.33	(13)	2.25 – 2.88	2.53	(13)	2.25 – 3.00	2.66	(11)	2.25 – 3.00	2.69	(11)	2.25 – 3.00	2.72	(11)	2.25 – 3.00	2.69	(8)
Exchange rate (US cents/C$)	71.0 – 72.0	71.7	(13)	71.0 – 75.8	73.4	(12)	71.0 – 76.5	75.0	(12)	72.5 – 79.0	75.8	(9)	72.5 – 80.0	76.0	(9)	72.5 – 80.0	76.3	(9)	72.5 – 80.0	75.8	(6)
Housing starts (thousand units)	234 – 270	257	(13)	170 – 271	238	(13)	190 – 300	237	(13)	200 – 285	237	(11)	210 – 288	241	(11)	215 – 291	241	(11)	219 – 260	235	(8)
Consumer price index (% change)	1.9 – 2.2	2.1	(13)	1.7 – 2.5	2.1	(13)	1.8 – 2.2	2.0	(13)	2.0 – 2.1	2.0	(11)	2.0 – 2.0	2.0	(11)	2.0 – 2.0	2.0	(11)	2.0 – 2.0	2.0	(8)

[1]	Based on responses from participants providing forecasts. Number of respondents shown in parentheses.

120 |	Budget and Fiscal Plan - 2026/27 to 2028/29

PART 4    |    2025/26 UPDATED FINANCIAL FORECAST (third quarterly report)

Table 4.1 2025/26 Forecast Update

	Budget	First Quarterly	Second Quarterly	Third Quarterly
($ millions)	2025	Report	Report	Report
Revenue	84,003	83,264	83,776	85,082
Expense	(94,915)	(94,841)	(94,963)	(94,696)
Deficit	(10,912)	(11,577)	(11,187)	(9,614)

Capital Spending:
Taxpayer-supported capital spending	15,374	14,664	13,901	12,467
Self-supported capital spending	4,828	4,818	4,804	4,606
	20,202	19,482	18,705	17,073
Provincial Debt:
Taxpayer-supported debt	118,719	117,992	117,677	116,540
Self-supported debt	37,913	37,381	37,409	37,519
Total debt	156,632	155,373	155,086	154,059

Taxpayer-supported debt metrics:
Debt-to-GDP ratio	26.7%	26.6%	26.4%	26.1%
Interest bite (cents per dollar of revenue)	4.9	5.0	5.0	4.9

Introduction

The third-quarter fiscal outlook for 2025/26 forecasts a deficit of $9.6 billion, which is $1.6 billion lower than the forecast in the Second Quarterly Report mainly due to higher revenue from corporate and personal income tax and lower spending for refundable tax credits, partially offset by higher statutory spending for wildfires and flooding events in prior years. Taxpayer-supported capital spending for the year is lower by $1.4 billion, and the forecast for the taxpayer-supported debt is lower by $1.1 billion, from the second-quarter outlook mainly due to improved operating results, lower capital spending and changes in other working capital balances.

Chart 4.1     2025/26 Deficit – Major Changes from the 2025/26 Second Quarterly Report

Budget and Fiscal Plan - 2026/27 to 2028/29	| 121

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.2 2025/26 Financial Forecast Changes

	($ millions)
2025/26 deficit at Budget 2025 (March 4, 2025)	(10,912)			(10,912)
2025/26 deficit at the First Quarterly Report (September 15, 2025)		(11,577)
2025/26 deficit at the Second Quarterly Report (November 27, 2025)			(11,187)

	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Revenue[1] changes:
Personal income tax – reflecting stronger 2024 tax assessments partly offset by weaker household income growth and inclusion of federal and provincial tax measures	(65)	816	684	1,435
Corporate income tax – increase in advance installments resulting from federal government updates to corporate tax base as well as higher prior-year settlement payment, mainly reflecting 2024 tax assessment information, partly offset by the impacts of federal tax measures	411	565	772	1,748
Provincial sales tax – mainly weaker year-to-date collections	(174)	(100)	-	(274)
Property transfer tax – reflecting lower than expected year-to-date sales results	(247)	(150)	(100)	(497)
Carbon tax – mainly the elimination of consumer carbon tax effective April 1, 2025	(2,821)	-	37	(2,784)
Fuel tax – higher sales volume in most fuel types reflecting prior year and year-to-date results	64	-	-	64
Employer health tax – reflecting impacts of 2024/25 results and a lower wages and salaries growth	(29)	(18)	(25)	(72)
Other taxation sources – lower tobacco tax revenue, mainly reflecting lower year-to-date collections and 2024/25 results, partially offset by higher property and insurance premium tax revenue	19	(61)	(53)	(95)
Natural gas royalties – changes in prices and volumes, lower natural gas liquids royalties, partially offset by changes in utilization of royalty and infrastructure programs and credits	(60)	(6)	88	22
Mining – changes in coal prices, higher mining costs as well as lower coal production	(145)	(121)	(36)	(302)
Electricity sales under the Columbia River Treaty – changes in Mid-C electricity prices	17	(34)	(23)	(40)
Forests – mainly lower stumpage rates, rising costs and changes to Crown harvest volumes	(68)	(43)	(23)	(134)
Other natural resources – mainly changes to bonus bids cash sales and petroleum royalties, partly offset by lower water rentals revenue	31	(20)	1	12
Fees, licences, investment earnings and miscellaneous revenue:
Investment earnings – mainly lower interest recoveries related to the Fiscal Agency Loan program partly offset by improved earnings from taxpayer-supported entities	(7)	(51)	66	8
Tobacco settlement - estimated net revenue	2,725	-	-	2,725
Other sources – mainly changes in revenue from fees and other miscellaneous sources	(13)	(2)	41	26
Canada health and social transfers – changes in B.C. share of the national population	9	(98)	-	(89)
Other federal government transfers – mainly delayed funding in support of Disaster Financial Assistance Arrangements and delayed recoveries relating to public transit	(366)	(66)	(146)	(578)
Commercial Crown corporation net income - mainly Liquor Distribution Branch	(20)	(99)	23	(96)
Total revenue changes	(739)	512	1,306	1,079

Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Additional expenditure management savings	-	-	(100)	(100)
Statutory spending:
Fire management costs	613	(126)	(60)	427
Emergency Disaster & Management Account (EDMA)	-	-	326	326
Insurance Risk Management Account	-	36	-	36
Other statutory spending	19	17	-	36
Refundable tax credits - elimination of the climate action tax credit and tax assessment updates	(740)	181	(229)	(788)
Other expense changes – mainly higher interest costs	141	(1)	(45)	95
Spending funded by third party recoveries	(80)	(98)	(5)	(183)
Changes in spending profile of service delivery agencies:
School districts	46	(8)	124	162
Universities	(144)	83	(71)	(132)
Colleges and institutes	(18)	25	(3)	4
Health authorities and hospital societies	139	(135)	92	96
Other service delivery agencies[2]	(3)	87	(110)	(26)
(Increase) decrease in operating transfers to service delivery agencies - accounting elimination	(47)	61	(186)	(172)
Total expense changes	(74)	122	(267)	(219)
Total changes	(665)	390	1,573	1,298
2025/26 deficit at the First Quarterly Report	(11,577)
2025/26 deficit at the Second Quarterly Report		(11,187)
2025/26 deficit at the Third Quarterly Report			(9,614)	(9,614)

[1]	Detailed descriptions of changes are provided in the revenue and expense sections of this report.
[2]	Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

122 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Revenue

Total government revenue is now forecast to be $1.306 billion higher than the Second Quarterly Report. Major changes include:

•	$772 million higher corporate income tax revenues due to increased settlement payments related to prior years mainly reflecting stronger 2024 corporate tax assessments information and higher corporate income tax advance payments from the federal government;

•	$684 million increase in personal income tax, mainly reflecting stronger 2024 personal tax assessments results, partly offset by weaker household income;

•	$141 million decrease in other taxation revenue sources mainly reflecting year-to-date information;

•	$7 million increase in natural resource revenue mainly due to the effects of higher natural gas prices as well as improvement in forest Crown harvest volumes, partly offset by revenue from remaining sources;

•	$107 million increase in revenue from fees, licences, investment earnings and miscellaneous sources mainly due to improvements in taxpayer-supported entities projections;

•	$146 million decrease in federal government contributions mainly due to lower transfers under the Disaster Financial Assistance Arrangements and to taxpayer- supported entities; and

•	$23 million net increase in commercial Crown corporations’ net income, due to updated outlooks from the Liquor Distribution Branch and BC Lottery Corporation.

Expense

Total government spending is now forecast to be $267 million lower than the Second Quarterly Report. Major changes include:

•	$229 million decrease in refundable tax credits mainly reflecting tax assessment updates;

•	$100 million in additional savings through the management of administrative and discretionary spending;

•	$153 million decrease in net spending by service delivery agencies;

•	$60 million decrease in fire management costs - for a total spending forecast of $665 million;

•	$51 million decrease in various other spending; offset by

•	$326 million increase in statutory spending under the Emergency and Disaster Management Act mainly for wildfires and flooding events in prior years.

Table 4.2 provides a detailed breakdown of changes in the operating results by quarter from Budget 2025.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 123

2025/26 Updated Financial Forecast (Third Quarterly Report)

Contingencies

Budget 2025 includes a Contingencies Vote of $4.0 billion in 2025/26. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as flood recovery, wage mandate, increased costs for government services, and emerging priorities. The forecast continues to assume allocations will be fully spent and remains unchanged.

Government will report the final spending details of the Contingencies Vote in the 2025/26 Public Accounts which will be released in the summer of 2026.

Government Employment (FTEs)

Full-time equivalent (FTE) staff utilization in core government ministries for 2025/26 is forecast to be 37,500, a decrease of 700 FTEs from the Second Quarterly Report. This change reflects the estimated impact of hiring restrictions and job action.

Further details on FTEs are provided in Table A13 in the appendix.

124 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Provincial Capital Spending

Total capital spending is projected at $17.1 billion for fiscal 2025/26, which is $1.6 billion lower than the Second Quarterly Report forecast (see Table 4.3).

The forecast for taxpayer-supported capital spending is $1.4 billion lower than in the Second Quarterly Report mainly due to changes in the timing of project spending in the health, transportation, and post-secondary sectors.

Self-supported capital spending is expected to be $198 million lower than the forecast in the Second Quarterly Report, primarily due to changes in the timing of BC Hydro capital expenditures.

Table 4.3 2025/26 Capital Spending Update

	($ millions)
	Q1 Update	Q2 Update	Q3 Update	Total Changes
Taxpayer-supported capital spending at Budget 2025	15,374			15,374
Taxpayer-supported capital spending at the First Quarterly Report		14,664
Taxpayer-supported capital spending at the Second Quarterly Report			13,901
School districts	38	(50)	(119)	(131)
Post-secondary institutions	(47)	(27)	(150)	(224)
Health sector	(407)	(353)	(536)	(1,296)
Transportation sector	(278)	(350)	(408)	(1,036)
Social housing	(21)	16	(108)	(113)
Other net adjustments to capital schedules	5	1	(113)	(107)
Total taxpayer-supported changes	(710)	(763)	(1,434)	(2,907)
Taxpayer-supported capital spending - updated forecast	14,664	13,901	12,467	12,467

Self-supported capital spending at Budget 2025	4,828			4,828
Self-supported capital spending at the First Quarterly Report		4,818
Self-supported capital spending at the Second Quarterly Report			4,804
BC Hydro	-	-	(181)	(181)
Insurance Corporation of BC	(8)	(4)	(9)	(21)
Other net adjustments	(2)	(10)	(8)	(20)
Total self-supported changes	(10)	(14)	(198)	(222)

Self-supported capital spending - updated forecast	4,818	4,804	4,606	4,606

2025/26 capital spending at the First Quarterly Report	19,482
2025/26 capital spending at the Second Quarterly Report		18,705
2025/26 capital spending at the Third Quarterly Report			17,073	17,073

Budget and Fiscal Plan - 2026/27 to 2028/29	| 125

2025/26 Updated Financial Forecast (Third Quarterly Report)

Provincial Debt

The provincial debt is projected to total $154.1 billion by the end of the fiscal year, which is $2.6 billion lower than the projection at Budget 2025 and $1.0 billion lower than the Second Quarterly Report.

Taxpayer-supported debt is now forecast to be $116.5 billion, which is $2.2 billion lower than Budget 2025 mainly due to net changes to operating results and lower capital spending, offset by a higher opening balance from 2024/25. The forecast is $1.2 billion lower than the Second Quarterly Report mainly due to improved operating results, lower capital spending and changes in other working capital balances.

Consistent with the Second Quarterly Report, the self-supported debt is projected to be $37.5 billion — $394 million lower than Budget 2025 mainly due to a lower opening balance from 2024/25.

Details on changes in provincial debt by quarter are shown in Table 4.4.

Table 4.4 2025/26 Provincial Debt Update 1

	($ millions)
	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2025	118,719			118,719
Taxpayer-supported debt at the First Quarterly Report		117,992
Taxpayer-supported debt at the Second Quarterly Report			117,677
Changes:
Higher debt level from 2024/25	1,378	-	-	1,378
Changes in operating results	665	(390)	(1,573)	(1,298)
Non-cash items	66	(8)	36	94
Changes in cash balances [2]	(1,667)	104	665	(898)
Changes in commercial Crown corporations' retained earnings	(4)	78	25	99
Changes in other working capital balances [3]	569	657	1,069	2,295
Changes in taxpayer-supported capital spending	(710)	(763)	(1,434)	(2,907)
Change in debt level for social housing projects	(1,024)	7	75	(942)
Total taxpayer-supported changes	(727)	(315)	(1,137)	(2,179)
Taxpayer-supported debt - updated forecast	117,992	117,677	116,540	116,540

Self-supported debt forecast at Budget 2025	37,913			37,913
Self-supported debt at the First Quarterly Report		37,381
Self-supported debt at the Second Quarterly Report			37,409
Changes:
Lower debt level from 2024/25	(517)	-	-	(517)
Changes in capital spending	(10)	(14)	(198)	(222)
Changes in internal financing	(5)	42	308	345
Total self-supported changes	(532)	28	110	(394)
Self-supported debt - updated forecast	37,381	37,409	37,519	37,519

2025/26 provincial debt at the First Quarterly Report	155,373
2025/26 provincial debt at the Second Quarterly Report		155,086
2025/26 provincial debt at the Third Quarterly Report			154,059	154,059

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Reflects changes in cash balances at April 1, 2025 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

126 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Risks to the Fiscal Forecast

The forecasts of revenues, expenditures, capital spending and debt are estimates based on multiple economic, financial and external factors. In addition, capital spending and debt figures may be influenced by several factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating results, capital expenditure and debt figures may differ from the current forecast.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster responses.

Supplementary Schedules

The following tables provide the financial results for the nine months ended December 31, 2025, and the 2025/26 full-year forecast.

Table 4.5 2025/26 Operating Statement

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Revenue	60,787	62,665	1,878	59,862	84,003	85,082	1,079	84,046
Expense	(70,011)	(66,416)	3,595	(64,864)	(94,915)	(94,696)	219	(91,393)
Surplus (deficit)	(9,224)	(3,751)	5,473	(5,002)	(10,912)	(9,614)	1,298	(7,347)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(10,348)	(8,560)	1,788	(1,213)	(10,348)	(8,560)	1,788	(1,213)
Accumulated surplus (deficit) before remeasurement gains (losses)	(19,572)	(12,311)	7,261	(6,215)	(21,260)	(18,174)	3,086	(8,560)
Effect of remeasurement gains (losses)	(408)	(770)	(362)	(1,257)	(408)	(707)	(299)	(1,450)

Accumulated surplus (deficit) end of period	(19,980)	(13,081)	6,899	(7,472)	(21,668)	(18,881)	2,787	(10,010)

Budget and Fiscal Plan - 2026/27 to 2028/29	| 127

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.6 2025/26 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget [1]	Actual [1]	Variance	2024/25 [1]	Budget [1]	Forecast	Variance	2024/25 [1]
Office of the Premier	13	12	(1)	12	18	18	-	15
Agriculture and Food	123	110	(13)	233	152	152	-	346
Attorney General	651	787	136	669	874	874	-	888
Children and Family Development	1,847	1,909	62	1,789	2,408	2,408	-	2,395
Citizens' Services	846	906	60	896	1,130	1,130	-	1,181
Education and Child Care	7,361	7,366	5	7,160	9,777	9,781	4	9,745
Emergency Management and Climate Readiness	48	77	29	107	117	443	326	428
Energy and Climate Solutions	57	63	6	127	108	108	-	554
Environment and Parks	160	226	66	216	215	225	10	266
Finance	941	781	(160)	623	1,491	1,536	45	2,653
Forests	648	1,035	387	1,147	900	1,327	427	1,437
Health	28,465	25,678	(2,787)	25,105	35,021	35,021	-	33,521
Housing and Municipal Affairs	1,290	1,312	22	1,023	1,535	1,535	-	1,618
Indigenous Relations and Reconciliation	109	176	67	263	186	186	-	297
Infrastructure	45	36	(9)	38	55	55	-	52
Jobs and Economic Growth	45	89	44	89	87	87	-	184
Labour	18	17	(1)	25	24	24	-	39
Mining and Critical Minerals	41	135	94	41	58	71	13	67
Post-Secondary Education and Future Skills	2,689	2,698	9	2,678	3,511	3,511	-	3,515
Public Safety and Solicitor General	828	878	50	878	1,108	1,108	-	1,141
Social Development and Poverty Reduction	4,314	4,259	(55)	3,988	5,709	5,709	-	5,138
Tourism, Arts, Culture and Sport	137	133	(4)	156	191	191	-	229
Transportation and Transit	872	818	(54)	810	1,179	1,179	-	1,452
Water, Land and Resource Stewardship	132	210	78	200	203	203	-	335
Total ministries and Office of the Premier	51,680	49,711	(1,969)	48,273	66,057	66,882	825	67,496
Management of public funds and debt	2,085	2,088	3	1,725	2,762	2,887	125	2,343
Contingencies Vote	-	1	1	-	4,000	4,000	-	1
Funding for capital expenditures	4,075	3,175	(900)	2,728	7,259	5,480	(1,779)	4,438
Refundable tax credit transfers	2,554	2,256	(298)	2,600	3,408	2,620	(788)	3,047
Legislative Assembly and other appropriations	176	173	(3)	212	243	243	-	299
Total appropriations	60,570	57,404	(3,166)	55,538	83,729	82,112	(1,617)	77,624
Elimination of transactions between appropriations [2]	(18)	(17)	1	(23)	(24)	(24)	-	(29)
Prior year liability adjustments	-	-	-	-	-	(31)	(31)	(226)
Consolidated revenue fund expense	60,552	57,387	(3,165)	55,515	83,705	82,057	(1,648)	77,369
Expenses recovered from external entities	4,142	4,019	(123)	3,854	6,221	6,038	(183)	6,762
Elimination of funding provided to service delivery agencies	(38,135)	(35,856)	2,279	(34,169)	(52,755)	(51,144)	1,611	(48,523)
Total direct program spending	26,559	25,550	(1,009)	25,200	37,171	36,951	(220)	35,608
Service delivery agency expense
School districts	6,730	6,806	76	6,604	9,361	9,523	162	9,269
Universities	5,279	5,131	(148)	5,020	7,333	7,201	(132)	6,978
Colleges and institutes	1,388	1,347	(41)	1,378	1,849	1,853	4	1,911
Health authorities and hospital societies	24,070	21,493	(2,577)	21,077	30,509	30,605	96	29,123
Other service delivery agencies	5,985	6,089	104	5,585	8,992	8,963	(29)	8,504
Total service delivery agency expense	43,452	40,866	(2,586)	39,664	58,044	58,145	101	55,785
Subtotal expense	70,011	66,416	(3,595)	64,864	95,215	95,096	(119)	91,393
Expenditure management	-	-	-	-	(300)	(400)	(100)	-
Total expense	70,011	66,416	(3,595)	64,864	94,915	94,696	(219)	91,393

[1]	Restated to reflect government’s organization and accounting policies as at December 31, 2025.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

128 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.7 2025/26 Revenue by Source

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Taxation
Personal income	13,152	13,808	656	12,693	17,751	19,186	1,435	17,026
Corporate income	4,143	4,958	815	4,689	6,209	7,957	1,748	8,262
Employer health	2,375	2,327	(48)	2,358	3,147	3,075	(72)	3,056
Sales [2]	8,367	8,209	(158)	8,010	10,961	10,687	(274)	10,363
Fuel	738	798	60	765	950	1,014	64	979
Carbon [3]	2,220	242	(1,978)	1,825	3,046	262	(2,784)	2,606
Tobacco	364	252	(112)	352	450	291	(159)	412
Property	2,990	3,002	12	2,852	4,025	4,067	42	3,837
Property transfer	1,773	1,345	(428)	1,589	2,247	1,750	(497)	2,005
Insurance premium and other	663	700	37	649	913	935	22	900
	36,785	35,641	(1,144)	35,782	49,699	49,224	(475)	49,446
Natural resource
Natural gas royalties	633	530	(103)	400	920	942	22	672
Forests	436	410	(26)	396	639	505	(134)	514
Other natural resource revenues [4]	1,109	835	(274)	912	1,438	1,108	(330)	1,230
	2,178	1,775	(403)	1,708	2,997	2,555	(442)	2,416
Other revenue
Post-secondary education fees	1,915	1,881	(34)	2,040	2,733	2,691	(42)	2,911
Other Fees and licenses [5]	1,802	1,918	116	1,857	2,539	2,607	68	2,557
Investment earnings	1,321	1,501	180	1,664	1,815	1,823	8	2,159
Miscellaneous [6]	3,430	6,968	3,538	3,772	4,932	7,657	2,725	5,460
	8,468	12,268	3,800	9,333	12,019	14,778	2,759	13,087
Contributions from the federal government
Health and social transfers	7,433	7,371	(62)	7,155	9,911	9,822	(89)	9,542
Other federal government contributions [7]	3,021	2,479	(542)	2,316	5,366	4,788	(578)	4,765
	10,454	9,850	(604)	9,471	15,277	14,610	(667)	14,307
Commercial Crown corporation net income
BC Hydro	316	353	37	324	712	712	-	587
Liquor Distribution Branch	846	816	(30)	891	1,027	950	(77)	1,094
BC Lottery Corporation [8]	940	966	26	984	1,279	1,269	(10)	1,295
ICBC	656	837	181	1,222	800	800	-	1,653
Other [9]	144	159	15	147	193	184	(9)	161
	2,902	3,131	229	3,568	4,011	3,915	(96)	4,790
Total revenue	60,787	62,665	1,878	59,862	84,003	85,082	1,079	84,046

[1]	Restated to reflect government’s current accounting policies.
[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.
[3]	includes only revenue related to output-based pricing system.
[4]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[5]	Healthcare-related, motor vehicle, and other fees.
[6]	Miscellaneous revenue includes $2.725 billion in 2025/26 in relation to the tobacco settlement.
[7]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[8]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).
[9]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 129

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.8 2025/26 Expense by Function

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25 [1]	Budget [1]	Forecast	Variance	2024/25 [1]
Health [2]	31,893	28,462	(3,431)	27,814	38,905	39,017	112	38,066
Education [3]	14,600	14,246	(354)	13,934	19,791	19,716	(75)	19,562
Social services	8,490	7,894	(596)	7,904	11,255	10,520	(735)	10,841
Protection of persons and property	1,928	2,025	97	2,027	2,616	2,940	324	3,129
Transportation	2,011	1,904	(107)	1,760	2,885	2,699	(186)	2,921
Natural resources and economic development	2,901	3,550	649	4,089	4,519	4,564	45	6,116
Other	2,974	2,547	(427)	2,279	3,418	3,419	1	4,017
Contingencies [4]	-	-	-	-	4,000	4,000	-	-
General government	1,458	2,211	753	1,882	2,466	2,782	316	2,496
Debt servicing	3,755	3,577	(178)	3,175	5,060	5,039	(21)	4,245
Total expense	70,011	66,416	(3,595)	64,864	94,915	94,696	(219)	91,393

[1]	Restated to reflect government's current organization and accounting policies as at December 31, 2025.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

130 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.9 2025/26 Capital Spending

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported
Education
School districts	1,060	1,061	1	843	1,508	1,377	(131)	1,199
Post-secondary institutions	1,143	814	(329)	1,022	1,708	1,484	(224)	1,527
Health	2,650	1,682	(968)	1,707	5,009	3,713	(1,296)	3,226
BC Transportation Financing Authority	3,927	3,099	(828)	2,334	5,069	4,027	(1,042)	3,013
BC Transit	209	197	(12)	109	289	295	6	151
Government ministries	385	223	(162)	276	653	562	(91)	468
Social housing [1]	593	526	(67)	403	888	775	(113)	603
Other	182	137	(45)	140	250	234	(16)	192
Total taxpayer-supported	10,149	7,739	(2,410)	6,834	15,374	12,467	(2,907)	10,379

Self-supported
BC Hydro	3,198	2,772	(426)	3,037	4,469	4,288	(181)	4,015
Columbia Basin power projects [2]	14	11	(3)	9	18	18	-	16
BC Railway Company	3	3	-	3	5	4	(1)	4
ICBC	30	23	(7)	34	199	178	(21)	43
BC Lottery Corporation [3]	79	39	(40)	57	105	98	(7)	100
Liquor Distribution Branch	25	6	(19)	14	32	20	(12)	22
Other [4]	-	-	-	-	-	-	-	202
Total self-supported	3,349	2,854	(495)	3,154	4,828	4,606	(222)	4,402
Total capital spending	13,498	10,593	(2,905)	9,988	20,202	17,073	(3,129)	14,781

[1]	Includes BC Housing Management Commission.
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Excludes right-of-use assets except for 2024/25 full year actual.
[4]	Includes post-secondary institutions' self-supported subsidiaries.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 131

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.10 2025/26 Provincial Debt 1

	Year-to-Date to December 31				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported debt
Provincial government
Operating	28,000	30,899	2,899	17,796	29,703	31,866	2,163	24,516
Capital [2]	49,830	48,879	(951)	43,822	52,268	51,330	(938)	45,539
Total provincial government	77,830	79,778	1,948	61,618	81,971	83,196	1,225	70,055

Taxpayer-supported entities
BC Transportation Financing Authority	28,000	26,975	(1,025)	23,912	29,775	27,979	(1,796)	24,078
Health authorities and hospital societies	2,376	2,296	(80)	2,350	2,287	2,281	(6)	2,333
Post-secondary institutions	982	1,005	23	908	984	1,000	16	976
Social housing [3]	2,237	1,569	(668)	1,220	2,584	1,642	(942)	1,237
Other	619	433	(186)	407	1,118	442	(676)	410
Total taxpayer-supported entities	34,214	32,278	(1,936)	28,797	36,748	33,344	(3,404)	29,034
Total taxpayer-supported debt	112,044	112,056	12	90,415	118,719	116,540	(2,179)	99,089
Self-supported debt	36,938	37,015	77	34,585	37,913	37,519	(394)	34,788
Total provincial debt	148,982	149,071	89	125,000	156,632	154,059	(2,573)	133,877

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes debt incurred by BC Housing Management Commission to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of December 2025.

132 |	Budget and Fiscal Plan - 2026/27 to 2028/29

2025/26 Updated Financial Forecast (Third Quarterly Report)

Table 4.11 2025/26 Statement of Financial Position

($ millions)	Actual March 31, 2025	Year-to-Date December 31, 2025	Forecast March 31, 2026
Financial assets:
Cash and temporary investments	13,341	11,156	8,555
Other financial assets	24,071	26,836	27,517
Sinking funds	562	578	363
Investments in commercial Crown corporations:
Retained earnings	16,985	18,293	18,629
Recoverable capital loans	33,577	35,517	35,736
Total investments in commercial Crown corporations	50,562	53,810	54,365
Total financial assets	88,536	92,380	90,800
Liabilities:
Accounts payable, accrued liabilities and others	24,395	20,930	24,154
Deferred revenue	16,213	17,930	17,721
Debt:
Taxpayer-supported debt	99,089	112,056	116,540
Self-supported debt	34,788	37,015	37,519
Total provincial debt	133,877	149,071	154,059
Add: debt offset by sinking funds	562	578	363
Add: foreign exchange adjustments	2,434	1,327	1,803
Less: guarantees and non-guaranteed debt	(1,639)	(1,616)	(1,789)
Financial statement debt	135,234	149,360	154,436
Total liabilities	175,842	188,220	196,311
Net liabilities	(87,306)	(95,840)	(105,511)
Capital and other non-financial assets:
Tangible capital assets	72,736	78,078	81,961
Other non-financial assets	4,560	4,681	4,669
Total capital and other non-financial assets	77,296	82,759	86,630
Accumulated deficit	(10,010)	(13,081)	(18,881)

Changes in Financial Position

($ millions)	Year-to-Date December 31, 2025	Forecast March 31, 2026
Deficit for the period	3,751	9,614
Change in remeasurement (gains) losses	(680)	(743)
Increase in accumulated deficit	3,071	8,871

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	7,739	12,467
Less: amortization and other accounting changes	(2,397)	(3,242)
Increase in net capital assets	5,342	9,225
Increase (decrease) in other non-financial assets	121	109
Increase in capital and other non-financial assets	5,463	9,334

Increase in net liabilities	8,534	18,205

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	1,308	1,644
Self-supported capital investments	2,854	4,606
Less: loan repayments and other accounting changes	(914)	(2,447)
Increase in investment in commercial Crown corporations	3,248	3,803
Increase (decrease) in cash and temporary investments	(2,185)	(4,786)
Increase (decrease) in other working capital	4,529	1,980
Increase (decrease) in investment and working capital	5,592	997

Increase in financial statement debt	14,126	19,202
Change in sinking fund debt and foreign exchange adjustments	1,091	830
Increase (decrease) in guarantees and non-guaranteed debt	(23)	150
Increase in total provincial debt	15,194	20,182

Budget and Fiscal Plan - 2026/27 to 2028/29	| 133

This page intentionally left blank.

APPENDIX

A1	Tax Expenditures	137
A1.1.1	Personal Income Tax - Tax Expenditures (Refundable Tax Credits)	139
A1.1.2	Corporate Income Tax - Tax Expenditures (Refundable Tax Credits)	140
A1.2.1	Personal Income Tax - Tax Expenditures (Deductions and Non-Refundable Tax Credits)	141
A1.2.2	Corporate Income Tax - Tax Expenditures (Deductions and Non-Refundable Tax Credits)	143
A1.3	Property Taxes - Tax Expenditures	143
A1.4	Consumption Taxes - Tax Expenditures	145
A1.5	Employer Health Tax - Tax Expenditures	146
A1.6	Insurance Premium Tax - Tax Expenditures	146
A2	Interprovincial Comparisons of Tax Rates - 2026	147
A3	Comparison of Provincial and Federal Taxes by Province - 2026	148
A3.1	Comparison of Property Taxes - 2025	150
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable - 2026	151
A5	Material Assumptions - Revenue	153
A6	Natural Gas Price Forecasts - 2026/27 to 2028/29	159
A7	Material Assumptions - Expense	160
A8	Operating Statement - 2019/20 to 2028/29	163
A9	Revenue by Source - 2019/20 to 2028/29	164
A10	Revenue by Source Supplementary Information - 2019/20 to 2028/29	165
A11	Expense by Function - 2019/20 to 2028/29	166
A12	Expense by Function Supplementary Information - 2019/20 to 2028/29	167
A13	Full-Time Equivalents (FTEs) 2019/20 to 2028/29	168
A14	Capital Spending - 2019/20 to 2028/29	169
A15	Statement of Financial Position - 2019/20 to 2028/29	170
A16	Changes in Financial Position - 2019/20 to 2028/29	171
A17	Provincial Debt - 2019/20 to 2028/29	172
A18	Provincial Debt Supplementary Information - 2019/20 to 2028/29	173
A19	Key Provincial Debt Indicators - 2019/20 to 2028/29	174

Budget and Fiscal Plan - 2026/27 to 2028/29	| 135

This page intentionally left blank.

Appendix

A1: Tax Expenditures

Introduction

Tax expenditures reduce the amount of tax a taxpayer pays and are used to deliver government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions or credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower-income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. For transparency and consistency with previous tax expenditure reports, Tables A1.1.1 and A1.1.2 also report on these tax transfers.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases, setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the B.C. family benefit, which is delivered through the income tax system by the Canada Revenue Agency. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for lower-income earners may, in reality, provide the greatest benefit to higher-income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits, exemptions, and refunds are classed as tax expenditures.

The emphasis is on tax reductions, credits, exemptions, and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system or measures designed to simplify the administration of a tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million annually are generally not included. Where practical, smaller items have been presented together as an aggregate figure or have been excluded to ensure taxpayer confidentiality is maintained.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 137

Appendix

British Columbia Tax Expenditures

Tables A1.1.1 to A1.6 report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons: in some cases, the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not consider any behavioural changes, which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation, which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

Tables A1.1.1 and A1.1.2 list tax programs delivered through refundable personal and corporate income tax credits, respectively. Refundable tax credits can be used to reduce income tax liabilities with any remainder refunded to the taxpayer. These tax credits are reported in a voted appropriation.

Tables A1.2.1 and A1.2.2 list tax expenditures that are deductions, exemptions, or non refundable tax credits for personal and corporate income tax, respectively. Deductions reduce taxable income, whereas non-refundable tax credits can only be used to reduce income taxes payable. The tables include both provincial measures and federal measures. Federal measures are deductions and exemptions that reduce B.C. income tax. Under the tax collection agreement between B.C. and the federal government, the federal government has sole responsibility for determining income subject to tax, including B.C. tax.

Table A1.3 lists property tax exemptions and grants. Property tax exemptions can reduce the tax owing or remove a property from taxation. Grants reduce the final tax owing and may be refunded after full payment has been received. Exemptions are used to define the tax base; estimates for property tax expenditures for government entities, municipalities, colleges, schools, hospitals, and similar public facilities are not shown.

Table A1.4 lists consumption tax exemptions. Fuel tax estimates include point-of-sale exemptions for certain individuals and businesses, and refunds if fuel is purchased then subsequently used for an exempt purpose. Provincial sales tax exemptions are typically point-of-sale exemptions and either apply to everyone at the point of sale or apply in certain circumstances with appropriate documentation.

Table A1.5 reports employer health tax expenditures.

Table A1.6 reports an insurance premium tax exemption for marine insurance.

More information on British Columbia tax expenditures in Tables A1.1.1 to A1.6 can be found at https://www2.gov.bc.ca/gov/content/taxes. Information on federal tax expenditures in Tables A1.2.1 and A1.2.2 can be found at https://www.canada.ca/en/services/taxes/income-tax.html.

138 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A1.1.1 Personal Income Tax - Tax Expenditures (Refundable Tax Credits)

	2024/25 Actual Cost[1]	2025/26 Estimated Cost[2]	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
B.C. Family Benefit	696	579	520
• Tax-free monthly payment made to eligible families to help with the cost of raising children under age 18.
• The maximum benefit was increased July 2023 to $1,750 for a family's first child, $1,100 for a second child, and $900 for each subsequent child.
• A temporary B.C. Family Benefit Bonus was paid out to eligible families from July 2024 to June 2025.
• Budget 2026 introduces a new disability supplement of $6,000 per eligible child for qualifying families.
Climate action tax credit	980	310	-
• Helped offset the impact of the carbon taxes paid by low- to moderate-income individuals and families.
• The benefit varied based on the composition of the family and their family net income.
• Introduced in 2008 with the carbon tax.
• Eliminated April 1, 2025 with the removal of the carbon tax.
Home renovation tax credit for seniors and persons with disabilities	2	2	3
• Assists eligible individuals 65 and over and persons with disabilities with the cost of certain permanent home renovations to improve accessibility, functionality, or mobility at home.
• Recipients may receive up to 10 per cent of qualifying renovation expenses, up to a maximum of $10,000 of qualifying renovation expenses.
• Introduced in 2012.
Renter's tax credit	90	260	232
• Provides low- to moderate-income households that rent with an income-tested refundable income tax credit of up to $400.
• Introduced in 2023.
Sales tax credit	35	37	42
• Helps offset the cost of provincial sales tax for low-income individuals and families.
• The maximum benefit is $75 for individuals and $150 for couples.
• Reintroduced in 2013 in conjunction with reimplementation of the provincial sales tax.
Small business venture capital tax credit	11	38	40
• Encourages investors to make early-stage equity investments that help B.C. small businesses develop and grow.
• Individuals receive a credit of up to 30 per cent of their investment and may claim a benefit of up to $300,000 from the 2025 tax year (previously $120,000).
• Budget 2025 temporarily increased the tax credit budget by $15 million for the 2025 to 2028 tax years to support additional investments across all sectors.
• Introduced in 1979.
Training tax credits[3]	7	9	10
• Provides refundable income tax credits for apprentices based on the apprenticeship level completed.
• Provides refundable income tax credits for employers of up to 15 per cent of apprentices' salaries.
• Introduced in 2007.
• Sunset date of December 31, 2028.

[1]	Figures include prior year adjustments of -$113 million for the renter's tax credit, -$10 million for the sales tax credit, -$19 million for the small business venture capital tax credit, and -$4 million for the training tax credit.
[2]	Figures include prior year adjustments of -$1 million for the home renovation tax credit for seniors and persons with disabilities, $30 million for the renter's tax credit, -$5 million for the sales tax credit, -$2 million for the small business venture capital tax credit, and -$1 million for the training tax credit.
[3]	Training tax credits for corporations are listed in Table A1.1.2. The training tax credit for individuals includes tax credits for apprentices and unincorporated employers.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 139

Appendix

Table A1.1.2 Corporate Income Tax - Tax Expenditures (Refundable Tax Credits)

	2024/25 Actual Cost[1]	2025/26 Estimated Cost[2]	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Book publishing tax credit	3	3	3
• Supports book publishers that carry out business primarily in British Columbia.
• Introduced in 2003.
• Budget 2026 removes sunset date of March 31, 2026.
Film Incentive B.C. tax credit	138	161	176
• Supports film and television productions in British Columbia. The Film Incentive B.C. tax credit is for domestic productions meeting Canadian content requirements.
• Basic, regional location, and film training tax credits were introduced in 1998.
• Digital animation and visual effects tax credit was introduced in 2008 and expanded to post-production activities in 2015.
• Distant location tax credit was introduced in 2009.
• Scriptwriting tax credit was introduced in 2018.
• Tax credit does not have a sunset date.
• The basic credit was increased from 35 per cent to 40 per cent for productions with principal photography starting on or after January 1, 2025.
Production services tax credit	814	420	751
• Supports film and television productions in British Columbia. The production services tax credit is available to both domestic and foreign producers.
• Introduced in 1998.
• Regional location tax credit and digital animation and visual effects (DAVE) tax credit introduced in 2008. Post-production activities became eligible for the DAVE credit in 2015.
• Distant location tax credit was introduced in 2009.
• Major production tax credit was introduced in 2025.
• Tax credit does not have a sunset date.
• The basic credit was increased from 28 per cent to 36 per cent for productions with principal photography starting on or after January 1, 2025.
Interactive digital media tax credit	126	168	163
• Supports the development of interactive digital media products in British Columbia.
• In 2017, eligibility was expanded to small business venture capital corporations, and principal business requirements were relaxed for corporations with annual qualifying B.C. labour expenditures greater than $2 million.
• Introduced in 2010.
• Sunset date for tax credit removed in Budget 2025.
Mining exploration tax credit	48	73	60
• Supports eligible corporations conducting grassroots mineral exploration in British Columbia.
• Introduced for expenditures incurred after July 31, 1998; expanded to active partners in partnerships effective after March 31, 2003; enhanced for prescribed areas effective after February 20, 2007.
• Tax credit does not have a sunset date.
Scientific research and experimental development tax credit [3]	118	150	150
• Supports research and development carried on in British Columbia.
• Budget 2026 restores the eligibility of capital expenditures, increases the expenditure and taxable capital phase-out thresholds, and expands the eligibility of the refundable tax credit to eligible Canadian public corporations.
• Introduced in 1999.
• Budget 2026 removes sunset date of August 31, 2027.

[1]	Figures include prior year adjustments of -$14 million for the Film Incentive BC tax credit, $25 million for the production services tax credit, -$10 million for the interactive digital media tax credit, -$12 million for the mining exploration tax credit, and $2 million for the scientific research and experimental development tax credit.
[2]	Figures include prior year adjustments of -$1 million for the Film Incentive BC tax credit, -$264 million for the production services tax credit, $14 million for the interactive digital media tax credit, $13 million for the mining exploration tax credit, and $8 million for the scientific research and experimental development tax credit.
[3]	The scientific research and experimental development tax credit has a non-refundable component, which is reported in Table A1.2.2.

140 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A1.1.2 Corporate Income Tax - Tax Expenditures (Refundable Tax Credits) (continued)

	2024/25 Actual Cost[1]	2025/26 Estimated Cost[2]	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Training tax credits [3]	7	9	10
• Provides refundable income tax credits for employers of up to 30 per cent of apprentices' salaries.
• Includes tax credit for shipbuilding and ship repair industry.
• Introduced in 2007.
• Sunset date of December 31, 2027.

[1]	Training tax credits for individuals are reported in Table A1.1.1.
[2]	Figures include prior year adjustments of -$3 million for the training tax credit.
[3]	Figures include prior year adjustments of -$1 million for the training tax credit.

Table A1.2.1 Personal Income Tax - Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Age tax credit	104	109	120
• Provides an income-tested tax credit to seniors.
• Introduced in 2000.
B.C. caregiver tax credit	8	8	9
• Provides a tax credit to individuals who care for family members with a disability.
• Introduced in 2018 in response to changes to the federal caregiver tax credit.
Canada Pension Plan tax credit	274	287	316
• Provides a tax credit to individuals who make Canada Pension Plan contributions.
• Introduced in 2000.
Charitable donations tax credit	391	399	407
• Provides a tax credit to individuals who make charitable donations to registered charities and eligible donees.
• Introduced in 2000.
Disability tax credit	67	71	78
• Provides a tax credit to persons with a disability.
• Introduced in 2000.
Employment Insurance tax credit	84	88	97
• Provides a tax credit to individuals who pay Employment Insurance premiums.
• Introduced in 2000.
Medical expense tax credit	110	115	126
• Provides a tax credit to individuals who incur sufficient qualifying medical expenses.
• Introduced in 2000.
Mining flow-through share tax credit	35	35	35
• Provides a tax credit to individuals who invest in flow-through shares on renounced mining expenditures.
• Introduced in 2001.
Pension tax credit	34	35	39
• Provides a tax credit to individuals who receive amounts from private pension plans.
• Introduced in 2000.
Political contribution tax credit	4	5	5
• Provides a tax credit to individuals who donate to provincial political parties, constituency associations, or candidates.
• Introduced in 2000. Prior to 2000, B.C. had a similar deduction rather than a credit.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 141

Appendix

Table A1.2.1 Personal Income Tax - Tax Expenditures (Deductions and Non-Refundable Tax Credits) (continued)

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures (continued)
Spousal and eligible dependant tax credits	124	130	143
• Provides a tax credit to individuals who have a low-income spouse or to single parents who support a minor child.
• Introduced in 2000.
Tuition tax credit	94	98	108
• Provides a tax credit for tuition paid to a post-secondary institution.
• Costs also include education tax credit amounts that have been carried forward in respect of studies prior to the elimination of that tax credit in 2019.
• Unused tax credits may be carried forward to future years.
• Introduced in 2000.
Federal Measures [1]
Child care expense deduction	64	62	58
• Allows families to deduct child care costs from taxable income.
• Introduced in 1972.
Non-taxation of business-paid health and dental benefits	257	268	281
• Provides that private health and dental benefits are not taxed.
• Introduced in 1948.
Northern residents deduction	18	18	19
• Provides a deduction to individuals living in northern communities.
• Introduced in 1987.
Pension income splitting	119	128	138
• Allows for spouses to split pension income, other than income from the Canada Pension Plan and Old Age Security.
• Introduced in 2007.
Registered pension plans	1,322	1,341	1,370
• Allows amounts contributed to a pension plan to be deducted from taxable income.
• Introduced in 1919.
Registered retirement savings plans (RRSPs)	784	788	792
• Allows amounts contributed to an RRSP to be deducted from taxable income.
• Introduced in 1957.
Tax-free savings accounts (TFSAs)	267	314	364
• Allows for investment income to be earned tax-free within a TFSA.
• Introduced in 2009.

[1]	These items show the foregone provincial revenue resulting from federal measures. Each measure is calculated from the 2025 federal cost projections as reported in the Government of Canada's Report on Federal Tax Expenditures 2025 by applying British Columbia residents' share of the measure and the relevant tax rates. Certain tax expenditure items have been excluded where no data is available or the amounts are immaterial.

142 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A1.2.2 Corporate Income Tax - Tax Expenditures (Deductions and Non-Refundable Tax Credits)

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Measures
Small business venture capital tax credit	6	5	5
• See description under Table A1.1.1.
• Corporations receive a credit of up to 30 per cent of their investment. There is no annual limit on the benefit that can be claimed.
Scientific research and experimental development tax credit [1]	198	128	143
• See description under Table A1.1.2.
Small business corporate income tax rate	1,750	1,745	1,860
• Provides a reduced income tax rate for Canadian-controlled private corporations on active business income up to $500,000.
• Includes savings for credit unions, which are also reported below.
• Introduced in 1975.
Small business corporate income tax rate for credit unions	12	12	13
• Provides a reduced income tax rate for credit unions on a portion of taxable income.
• Introduced in 1977.
• This tax credit expenditure reflects the savings provided to credit unions from the small business rate.
Federal Measure [2]
Charitable donations deduction	90	87	94
• Generally permits corporations to deduct charitable donations made to registered charities up to a maximum of 75 per cent of the corporation's taxable income.
• The limit may be exceeded for donations of certain items.
• Encourages corporations to make donations to charities.
• Introduced in 1929 for certain charities, and expanded to all charities by 1933.

[1]	The scientific research and experimental development tax credit has a refundable component, which is reported in Table A1.1.2.

[2]	The deduction for corporate charitable donations is a federal measure but the estimate shows only the foregone provincial revenue. This is calculated from the 2025 federal cost projection as reported in the Government of Canada's Report on Federal Tax Expenditures 2025 by applying British Columbia's share of corporate taxable income and the relevant tax rates to the federal estimate.

Table A1.3 Property Taxes - Tax Expenditures

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for business properties [1]	5	5	5
• Assessed improvement values for property tax are reduced by $10,000 for each industrial and business property.
• Introduced in 1984.
Overnight tourist accommodation assessment relief [1]	2	2	2
• Reduces the taxable assessed value of smaller tourist accommodation properties.
• Introduced in 1988.
• Assessment reductions for properties in rural areas were increased in 2016.
Home owner grant	914	931	925
• Reduces property taxes for Canadian citizens and permanent residents of Canada who use the property as their principal residence. The benefit relative to tax paid is greater for lower-valued homes.
• The grant is phased out on properties with an assessed value above a threshold value. Low-income seniors and some other low-income individuals may be eligible for a low-income grant supplement if some or all of the grant is reduced because of the phase-out.
• The grant is up to $275 higher for seniors, eligible veterans, and persons with disabilities.
• The northern and rural home owner benefit will be repealed on January 1, 2027. This benefit, implemented in 2011, provides an additional $200 to eligible home owners outside the Capital, Metro Vancouver, and Fraser Valley regional districts.
• Introduced in 1957.

[1]	Estimates are for the most recent calendar year of the fiscal year and include only school and rural area property taxes levied by the Province.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 143

Appendix

Table A1.3 Property Taxes - Tax Expenditures (continued)

	2024/25 Actual Cost	2025/26 Estimated Cost[1]
	($ millions)	($ millions)
Property Transfer Tax
Exemptions for the following:
First time home buyers	121	130
• For qualifying first time home buyers, an exemption from property transfer tax on the first $500,000 of the property's fair market value.
• The homeowner must live in the home as their principal residence for at least one year after purchase and the property must have a fair market value of $835,000 or less. A phase-out applies for homes up to $860,000.
• Introduced in 1994.
Newly built home	96	128
• For qualifying newly built home buyers, an exemption for property with a fair market value of up to $1,100,000. A partial exemption applies up to $1,150,000.
• The homeowner must live in the home for at least one year after purchase. There is no requirement to live in B.C. before the purchase.
• Introduced in 2016.
Property transfers between related individuals	225	234
• Longstanding exemption for spousal and intergenerational transfers for principal residences, recreational properties, family farms, and in the event of a division of property due to divorce or marital breakdown. Available to Canadian citizens and permanent residents of Canada.
Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts	33	24
• Longstanding exemption for transfers to specified public bodies.
Purpose built rentals	4	9
• Exempts qualifying new purpose built rentals from the further 2 per cent and the general property transfer tax.
• Introduced in 2024 and 2025, respectively.
Property transfers to charities registered under the Income Tax Act (Canada)	23	23
• Longstanding exemption for transfers of properties to a registered charity or a specified individual where the land will be used for a charitable purpose.
Speculation and Vacancy Tax [2]
$2,000 tax credit for B.C. residents	6
• Provides a tax credit of up to $2,000 for owners who are B.C. residents on the first $400,000 of their property value subject to the tax.
Income tax credit for non-B.C. residents who pay B.C. income tax	3
• Provides a tax credit to reduce a non-B.C. resident's tax payable based on their B.C. income.
Exemptions for the following:
Recently acquired or inherited property	103
• Provides an exemption from tax for a property that is purchased or acquired in the calendar year.
Separation or divorce	7
• Provides an exemption from tax for owners who are going through a separation or divorce.
Death of an owner	32
• Provides an exemption from tax for owners in the calendar year of an owner's death and the following year.
Hazardous or damaged residential property	15
• Provides an exemption from tax for property that is damaged by natural disaster or is uninhabitable.
Strata accommodation property	5
• Provides an exemption from tax for property that is a strata hotel.
Daycares	5
• Provides an exemption from tax for property that is used as a licensed daycare.
Residential care facility	3
• Provides an exemption from tax when an owner moves from their principal residence to a residential care facility
Person with disabilities	5
• Provides an exemption from tax for property that is occupied as a principal residence by a person with a disability

[1]	Future costs for the first time home buyers’ program and newly built home exemption will vary depending on changes to the thresholds, completion and sale of new homes below the threshold value and by activity of first time buyers in the market. Other property transfer tax exemptions will be more stable over time.
[2]	Certain exemptions such as the principal residence exemption, occupied by a tenant exemption, and land under development exemption, are intended to exclude principal residences, rental properties, and properties under development from the tax base.

Costs are for the 2024 calendar year. In calculating the cost of the expenditure, no credits have been applied that an owner may have been entitled to receive had they been assessed tax. The calculations are based on actual exemptions claimed, not what an owner would have otherwise been entitled to claim had they not chosen this particular exemption. Ownership percentage is assumed to be split into equal parts based on the number of owners on title (e.g., if a property has three owners, each owner is assumed to have 1/3 ownership), which may not reflect the true mixture of owner types who jointly own property. The tax rate of either 0.5 per cent or 2 per cent based on their ownership type is then applied to their ownership percentage. All measures were introduced when the tax was introduced in 2018.

144 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A1.4 Consumption Taxes - Tax Expenditures

	2024/25 Estimated Cost[1]	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Fuel Taxes [2]
Exemption for alternative fuels [3]	4	4	4
• Exempts hydrogen, natural gas, and gasoline and diesel that contain at least 85 per cent methanol from motor fuel tax.
• Introduced in 1982.
Exemption for international flights (jet fuel)	15	15	15
• Exempts fuel purchased by interjurisdictional airlines from motor fuel tax.
• Introduced in 2012.
Exemptions for farmers	20	3	3
• Exempts coloured gasoline and coloured diesel purchased by qualifying farmers from motor fuel and carbon tax (prior to April 1, 2025).
• Introduced in 1998 for motor fuel tax and 2014 for carbon tax.
Provincial Sales Tax [4]
Exemptions for the following:
Food for human consumption	2,019	2,097	2,161
• Provides an exemption to reduce the cost of basic necessities.
Production machinery and equipment	389	375	383
• Provides an exemption to help reduce the cost of certain machinery and equipment for businesses in the manufacturing, oil and gas, mining, and logging industries.
Residential energy other than electricity (e.g., natural gas, fuel oil)	120	116	110
• Provides an exemption to reduce the cost of residential energy.
Residential electricity	171	184	187
• Provides an exemption to reduce the cost of residential electricity.
Non-residential electricity	208	225	230
• Provides an exemption to help businesses become more competitive and support increased investment, growth, and job creation. Phased in starting January 1, 2018 and fully implemented on April 1, 2019.
Prescription and non-prescription drugs, vitamins, and certain other health care products	338	351	356
• Provides exemptions to reduce the cost of certain drugs, vitamins, and health care products.
Children's clothing and footwear	48	46	44
• Provides an exemption to reduce the cost of clothing and footwear for children under 15.
Clothing patterns and fabrics	8	8	4
• Provides an exemption to reduce the cost of patterns, yarns, natural fibres, threads, and fabric that are commonly used in making or repairing clothing.
• Budget 2026 repeals this exemption on October 1, 2026.
Specified school supplies	46	49	51
• Provides an exemption to reduce the cost of school supplies.
Books, magazines, and newspapers	56	57	59
• Provides an exemption to reduce the cost of reading material.
Basic landline telephone and cable service	26	23	10
• Provides exemptions to reduce the cost of basic landline telephone and basic cable television service.
• Budget 2026 repeals this exemption on October 1, 2026.
“1-800” and equivalent telephone services	2	2	1
• Provides an exemption to reduce the cost of offering toll-free telephone services.
• Budget 2026 repeals this exemption on October 1, 2026.
Specified safety equipment	70	74	76
• Provides exemptions to reduce the cost of specified protective gear and safety equipment.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.

[2]	Estimate is for both motor fuel tax and carbon tax.

[3]	Exemption for natural gas began in 1982. The exemption was expanded to include gasoline and diesel with at least 85 per cent methanol in 1992, hydrogen used in a fuel cell vehicle in 2009, and hydrogen used in an internal combustion engine vehicle in 2022.

[4]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the implementation of the Provincial Sales Tax Act in 2013 unless otherwise noted.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 145

Appendix

Table A1.4 Consumption Taxes - Tax Expenditures (continued)

	2024/25 Estimated Cost[1]	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Provincial Sales Tax [2]
Exemptions for the following:
Labour to repair major household appliances, clothing, and footwear	50	53	47
• Provides exemptions to reduce the cost of repairing certain essentials.
Livestock for human consumption and feed, seed, and fertilizer	88	90	92
• Provides exemptions to reduce the cost of animals that are part of the food system.
Specified energy conservation equipment	59	61	62
• Provides exemptions to reduce the cost of certain energy conservation equipment.
Bicycles and adult-sized tricycles	39	41	42
• Provides exemptions to reduce the cost of bicycles, adult-sized tricycles, and parts and services.
Used zero-emission vehicles	42	4	-
• Provided an exemption to reduce the cost of used zero-emission vehicles.
• Introduced in 2022. Repealed on May 1, 2025.
Heat pumps	8	8	9
• Provides an exemption to reduce the cost of heat pumps.
• Introduced in 2022.

[1]	Exemptions are largely point-of-sale exemptions and can only be estimated, unlike expenditures provided through the income or property tax systems.

[2]	Estimates are based on internal data, publicly available industry data, and Statistics Canada data. All exemptions for provincial sales tax existed prior to the implementation of the Provincial Sales Tax Act in 2013 unless otherwise noted.

Table A1.5 Employer Health Tax - Tax Expenditures

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Relief for small businesses, charities, and non-profits	458	461	475
• Provides a tax exemption for employers with B.C. remuneration of $1,000,000 or less, for 2024 onwards. Employers with remuneration above the exemption threshold of $1,000,000 and below $1,500,000 pay a lower effective rate. Employers with remuneration above $1,500,000 pay the full rate.
• Charities and not-for-profit employers are exempt on their first $1,500,000 of B.C. remuneration at a qualifying location, and receive a lower effective tax rate on B.C. remuneration of up to $4,500,000 at a qualifying location.
• Introduced in 2019 with the employer health tax.
• Budget 2024 increased the exemption threshold from $500,000 to $1,000,000 for remuneration paid on or after January 1, 2024.

Table A1.6 Insurance Premium Tax - Tax Expenditures

	2024/25 Actual Cost	2025/26 Estimated Cost	2026/27 Planned Cost
	($ millions)	($ millions)	($ millions)
Marine Insurance Exemption	3	3	3
• Provides an exemption for marine insurance other than pleasure craft insurance.
• Introduced in 1957.

146 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A2	Interprovincial Comparisons of Tax Rates – 2026

(Rates known and in effect as of February 1, 2026)

Tax	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfoundland and Labrador
Corporate income tax (per cent of taxable income)
General rate	12	8	12	12	11.5	11.5	14	14	15	15
Manufacturing rate [1]	12	8	10	12	10	11.5	14	14	15	15
Small business rate	2	2	1	0	3.2	3.2	2.5	1.5	1	2.5
Small business threshold ($000s)	500	500	600	500	500	500	500	700	600	500
Corporation capital tax (per cent) Financial [2]	Nil	Nil	0.7/4	6	1.25	1.25	4/5	4	5	6
Payroll tax (per cent) [3]	1.95	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2
Insurance premium tax (per cent) [4]	2/7	3/4	3/4	2/4	2/3.5	3.3	2/3	3/4	3.75/4	5
Fuel tax (cents per litre) [5]
Gasoline	14.5	13	15	12.5	17.66	31.59	22.05	25.57	20.41	19.61
Diesel	15	13	15	12.5	18.73	35.11	29.98	27.89	28.77	23.93
Sales tax (per cent) [6]
General rate	7	Nil	6	7	8	9.975	10	9	10	10
Tobacco tax ($ per carton of 200 cigarettes) [7]	77.38	60.00	68.19	72.03	48.85	41.80	67.32	74.42	77.18	82.68

[1]	In British Columbia (and some other provinces), the general rate applies to income from manufacturing and processing.
[2]	Saskatchewan provides a lower rate for small financial corporations, while Manitoba exempts small financial corporations from taxation. The tax in Ontario and Quebec only applies to life insurance companies. New Brunswick generally applies a 4 per cent tax on financial institutions, with a 5 per cent tax on banks specifically. Saskatchewan, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador each provide capital tax deductions.
[3]	Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec levies a compensation tax of up to 2.8 per cent on salaries and wages paid by financial institutions, other than insurance corporations, which are taxed at a rate of 0.3 per cent.
[4]	Lower rates apply to premiums for life, sickness, and accident insurance; higher rates apply to premiums for property and other classes of insurance, including automobile insurance. In British Columbia, the highest rate applies to premiums paid to unlicensed insurers. Quebec’s rate includes the 0.3 per cent rate of compensation tax levied on insurance corporations. In Saskatchewan, Manitoba, Ontario, Quebec, and Newfoundland and Labrador, sales taxes also apply to certain insurance premiums except, generally, those related to individual life and health.
[5]	Tax rates are for regular fuel used on highways and include all provincial taxes payable by consumers at the pump. The British Columbia rates include 6.75 cents per litre dedicated to the BC Transportation Financing Authority. The British Columbia rates do not include regional taxes that increase the gasoline and diesel rates by 18.5 cents per litre in the South Coast British Columbia Transportation Authority service region and by 5.5 cents per litre in the Capital Regional District. The rates for Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador include provincial sales tax based on average pump prices as of January 2026. In Alberta, fuel tax rates, including gas and diesel, are adjusted quarterly based on an average West Texas Intermediate price within a given period. The temporary fuel tax reduction in Newfoundland and Labrador has been included and is in effect until March 31, 2026. Quebec’s rates do not include increased or reduced regional tax rates, such as an additional 3 cents per litre on gasoline in the Montreal area.
[6]	Tax rates shown are statutory rates. Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation.
[7]	Includes estimated provincial sales tax / provincial portion of the harmonized sales tax in all provinces except Alberta and Quebec.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 147

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2026

Tax		British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfoundland and Labrador
Two Income Family of Four – $150,000						$
1.	Provincial Income Tax	6,198	6,722	7,872	10,805	7,410	11,924	10,295	13,581	11,863	11,468
	Net Child Benefits	-	-	-	-	-	(2,611)	-	-	-	-
2.	Sales Tax	1,989	-	2,744	2,957	3,664	4,614	5,431	4,392	5,623	4,331
3.	Fuel Tax	380	320	578	410	448	425	549	544	317	585
4.	Total Provincial Tax	8,567	7,042	11,194	14,172	11,522	14,352	16,275	18,517	17,803	16,384
5.	Federal Income Tax	13,846	13,846	13,846	13,846	13,846	13,846	13,846	13,846	13,846	13,846
6.	Net Federal GST	2,011	2,109	2,348	2,507	1,991	1,918	2,423	2,311	2,453	2,145
7.	Total Tax	24,423	22,996	27,388	30,524	27,358	30,116	32,544	34,673	34,102	32,375

Two Income Family of Four – $100,000
1.	Provincial Income Tax	2,891	2,984	3,062	5,365	2,937	5,733	5,172	6,852	5,748	5,768
	Net Child Benefits	(1,304)	-	-	-	-	(4,611)	-	-	-	-
2.	Sales Tax	1,387	-	1,940	2,084	2,583	3,271	3,818	3,116	3,983	3,055
3.	Fuel Tax	265	224	408	289	316	301	386	386	224	413
4.	Total Provincial Tax	3,239	3,208	5,410	7,738	5,836	4,694	9,376	10,353	9,955	9,236
5.	Federal Income Tax	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570
6.	Net Federal GST	1,402	1,476	1,660	1,767	1,404	1,360	1,704	1,639	1,737	1,513
7.	Total Tax	11,212	11,254	13,640	16,075	13,810	12,624	17,650	18,563	18,263	17,319

Single Parent with One Child – $70,000
1.	Provincial Income Tax	2,391	1,363	2,376	4,310	2,354	6,210	3,717	5,513	4,334	4,802
	Net Child Benefits	(775)	-	-	-	-	(3,146)	-	-	-	-
2.	Sales Tax	1,908	-	1,781	1,973	2,599	3,093	3,327	3,601	5,057	3,129
3.	Fuel Tax	223	225	455	207	257	228	344	484	283	456
4.	Total Provincial Tax	3,746	1,589	4,612	6,491	5,209	6,385	7,389	9,598	9,674	8,387
5.	Federal Income Tax	4,257	4,257	4,257	4,257	4,257	4,257	4,257	4,257	4,257	4,257
6.	Net Federal GST	1,874	2,176	1,552	1,814	1,498	1,402	1,464	1,785	1,946	1,543
7.	Total Tax	9,878	8,022	10,422	12,563	10,964	12,044	13,110	15,640	15,877	14,187

Unattached Individual – $40,000
1.	Provincial Income Tax	1,152	1,153	1,675	2,311	1,153	1,970	1,931	2,751	2,276	2,261
2.	Sales Tax	847	-	985	1,071	1,361	1,557	1,599	1,631	1,893	1,129
3.	Fuel Tax	90	72	113	76	77	116	143	118	67	106
4.	Total Provincial Tax	2,090	1,225	2,773	3,458	2,592	3,643	3,674	4,500	4,237	3,496
5.	Federal Income Tax	2,691	2,691	2,691	2,691	2,691	2,691	2,691	2,691	2,691	2,691
6.	Net Federal GST	270	191	241	365	286	160	299	289	294	260
7.	Total Tax	5,050	4,107	5,705	6,514	5,569	6,494	6,664	7,481	7,222	6,447

148 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province – 2026 (continued)

Tax		British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfoundland and Labrador
Unattached Individual – $100,000						$
1.	Provincial Income Tax	4,786	5,470	7,372	8,209	5,782	9,406	8,218	10,383	9,347	8,918
2.	Sales Tax	1,707	-	1,939	2,123	2,704	2,999	3,526	3,168	3,996	3,135
3.	Fuel Tax	181	144	223	150	153	224	281	229	130	208
4.	Total Provincial Tax	6,674	5,614	9,535	10,482	8,639	12,629	12,024	13,780	13,473	12,261
5.	Federal Income Tax	11,252	11,252	11,252	11,252	11,252	11,252	11,252	11,252	11,252	11,252
6.	Net Federal GST	1,603	1,430	1,510	1,766	1,613	1,321	1,617	1,584	1,596	1,539
7.	Total Tax	19,528	18,295	22,296	23,499	21,503	25,201	24,892	26,615	26,320	25,051

Senior Couple with Equal Pension Incomes – $60,000
1.	Provincial Income Tax	-	-	-	1,574	1,071	701	1,038	1,523	1,252	1,700
2.	Sales Tax	1,401	-	1,591	1,584	2,125	3,003	2,893	2,714	3,099	3,207
3.	Fuel Tax	267	172	336	205	233	276	356	342	223	513
4.	Total Provincial Tax	1,668	172	1,927	3,363	3,429	3,981	4,287	4,579	4,575	5,421
5.	Federal Income Tax	404	404	404	404	404	404	404	404	404	404
6.	Net Federal GST	1,315	1,287	1,236	1,220	1,016	1,135	1,328	1,307	1,230	1,454
7.	Total Tax	3,386	1,863	3,566	4,986	4,849	5,519	6,018	6,290	6,209	7,278

Personal Income Tax

•	Income tax is based on basic personal credits, applicable credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes.

•	The amount noted for each family is their family total income. Total income is used for these tables as it provides a more accurate view of the taxes paid by a family at a particular level of earnings. The two-income family of four with $150,000 income is assumed to have one adult earning $90,000 and the other $60,000. The family with $100,000 income is assumed to have one adult earning $60,000 and the other $40,000. Each adult in the senior couple is assumed to receive $30,000. The senior couple is assumed to have pension income, and the remaining representative families are assumed to have employment income.

Net Child Benefits

•	Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Benefit), Alberta (Alberta Child and Family Benefit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit), and Newfoundland and Labrador (Child Benefit).

•	The single parent is assumed to have one child aged 5. The family earning $100,000 income is assumed to have two children aged 5 and 7. The family earning $150,000 income is assumed to have two children aged 15 and 17.

Sales and Fuel Taxes

•	Estimates are based on expenditure patterns from the Statistics Canada’s Social Policy Simulation Database and Model (SPSD/M) version 30.3. In estimating individual and family taxable consumption, disposable income is reduced by estimated federal income taxes and provincial income taxes. In addition, the family at $150,000 income, the family at $100,000 income, and the individual at $100,000 income are assumed to have savings equal to 10 per cent of their income. The single parent at $70,000 income and the individual at $40,000 income are assumed to have savings equal to 5 per cent of their income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated using expenditure data, and the relevant sales tax component is extracted. Sales tax includes: provincial retail sales taxes in British Columbia, Saskatchewan, and Manitoba; Quebec’s value added tax; the provincial component of the HST in Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador; and Alberta’s Tourism Levy. Sales tax estimates have been reduced by sales tax credits where applicable.

Effective Tax Rates

•	British Columbia taxes have been calculated using rates in effect for 2026. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2026, and that come into effect during 2026.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 149

Appendix

Table A3.1 Comparison of Property Taxes – 2025

	Detached House	Condo	Townhouse
Municipality		$
Vancouver	7,978	2,410	4,003
(Net)	7,978	1,840	3,433
Surrey	4,802	1,647	2,642
(Net)	4,232	1,077	2,072
Saanich	5,079	2,651	3,406
(Net)	4,509	2,081	2,836
Kelowna	4,390	1,934	2,942
(Net)	3,620	1,164	2,172
Prince George	4,306	1,694	3,246
(Net)	3,536	924	2,476
Cranbrook	4,199	1,751	2,789
(Net)	3,429	981	2,019
Powell River	4,451	2,586	3,660
(Net)	3,681	1,816	2,890
Williams Lake	4,043	1,053	2,021
(Net)	3,273	283	1,251
Kamloops	4,676	2,170	3,050
(Net)	3,906	1,400	2,280
Prince Rupert	3,256	1,671	1,703
(Net)	2,486	901	933
Penticton	3,917	1,899	2,562
(Net)	3,147	1,129	1,792
Mission	3,949	1,738	2,773
(Net)	3,379	1,168	2,203
Pitt Meadows	5,506	2,563	3,395
(Net)	4,936	1,993	2,825
Salmon Arm	3,534	1,601	2,372
(Net)	2,764	831	1,602
Fort St. John	3,597	1,350	2,094
(Net)	2,827	580	1,324
Nelson	4,231	3,331	3,635
(Net)	3,461	2,561	2,865
Gibsons	5,150	2,953	3,245
(Net)	4,380	2,183	2,475
Smithers	4,073	2,763	3,239
(Net)	3,303	1,993	2,469
Tofino	6,527	3,264	2,995
(Net)	5,757	2,494	2,225
Qualicum Beach	5,202	2,941	3,646
(Net)	4,432	2,171	2,876

Tax rates and median assessed values for each property type in 2025 were used for the calculation. Property tax rates are inclusive of municipal, provincial, and all other taxing authorities. Property taxes for each property type include total property taxes and amounts net of the home owner grant. The amount of the home owner grant is either $570 or $770, depending on the location. Municipalities were selected to represent a range of population sizes and geographic locations in the province.

150 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable [1] – 2026

(Rates known as of February 1, 2026)

Taxable income	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec[2]	New Brunswick	Nova Scotia	Prince Edward Island	Newfoundland and Labrador
				Annual provincial taxes payable [3] ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	0	0	0	284	0	0	0	536	1	0
$30,000	282	413	639	1,313	300	795	766	1,407	1,229	1,443
$40,000	1,152	1,153	1,675	2,311	1,153	1,970	1,931	2,751	2,333	2,261
$50,000	1,859	1,892	2,827	3,358	2,265	3,275	3,079	4,173	3,604	3,347
$60,000	2,567	2,631	3,896	4,550	2,982	4,798	4,274	5,596	4,875	4,725
$70,000	3,294	3,535	5,066	5,743	3,856	6,362	5,600	7,146	6,258	6,105
$80,000	4,031	4,490	6,259	6,960	4,885	7,885	6,942	8,749	7,853	7,497
$100,000	5,556	6,470	8,734	9,484	6,723	10,980	9,714	12,062	11,140	10,492
$125,000	8,276	8,970	11,859	13,782	10,256	15,509	13,598	16,437	15,482	14,442
$150,000	11,552	11,470	14,984	18,132	14,608	20,702	17,598	20,812	20,010	18,392

		Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.0	0.0	0.0	1.4	0.0	0.0	0.0	2.7	0.0	0.0
$30,000	0.9	1.4	2.1	4.4	1.0	2.7	2.6	4.7	4.1	4.8
$40,000	2.9	2.9	4.2	5.8	2.9	4.9	4.8	6.9	5.7	5.7
$50,000	3.7	3.8	5.7	6.7	4.5	6.6	6.2	8.3	7.1	6.7
$60,000	4.3	4.4	6.3	7.6	5.0	8.0	7.0	9.3	8.0	7.9
$70,000	4.7	5.0	7.1	8.2	5.5	9.1	7.9	10.2	8.8	8.7
$80,000	5.0	5.6	7.7	8.7	6.1	9.8	8.6	10.9	9.7	9.4
$100,000	5.6	6.5	8.6	9.5	6.7	11.0	9.6	12.1	11.0	10.5
$125,000	6.6	7.2	9.4	11.0	8.2	12.4	10.7	13.1	12.2	11.6
$150,000	7.7	7.6	9.9	12.1	9.7	13.8	11.6	13.9	13.1	12.3

[1]	Calculated for a single individual with wage income, and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.
[2]	Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.
[3]	Includes provincial low-income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes sales tax credits and property tax credits.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 151

This page intentionally left blank.

Appendix

Table A5 Material Assumptions – Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Personal income tax *	19,186	19,492	20,704	22,004
Current calendar year assumptions
Household income growth	3.4%	3.4%	3.8%	4.2%	+/- 1 percentage point change in 2026 B.C.
Employee compensation growth	2.6%	3.3%	3.3%	3.9%	household income growth equals +/- $200 to
Tax base growth	2.2%	3.2%	3.8%	4.0%	$240 million in revenue
Average tax yield	6.59%	6.82%	6.97%	7.13%
Current-year tax	17,651	18,873	20,015	21,278
Prior year’s tax assessments	600	650	700	720
Unapplied taxes	150	150	150	150
B.C. Tax Reduction	(199)	(326)	(329)	(332)
Non-refundable B.C. tax credits	(161)	(161)	(161)	(161)
Policy neutral elasticity **	1.2	1.2	1.2	1.2	+/- 0.5 change in 2026 B.C. policy neutral
Fiscal year assumptions					elasticity equals +/- $300 to $350 million
Prior-year adjustment	853

2024 Tax-year	2024 Assumptions
Household income growth	7.3%				+/- 1 percentage point change in 2025 B.C.
Tax base growth	7.3%				household or taxable income growth equals
Average 2024 tax yield	6.51%				+/- $200 to $240 million one-time effect (prior-
2024 tax	17,057				year adjustment) and could result in an additional
2023 & prior year’s tax assessments	712				+/- $180 to $200 million base change in 2026/27

Unapplied taxes	150
B.C. Tax Reduction	(195)
Non-refundable B.C. tax credits	(137)
Policy neutral elasticity **	1.6
* Reflects information as at January 28, 2026
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	7,957	7,645	8,158	8,162
Components of revenue (fiscal year)
Installments – subject to general rate	7,004	7,476	7,791	7,798
Installments – subject to small business rate	349	372	388	388
Non-refundable B.C. tax credits	(132)	(149)	(154)	(159)
Advance installments	7,221	7,699	8,025	8,027
Prior-year settlement payment	736	(54)	133	135
Current calendar year assumptions
National tax base ($ billions)	591.7	617.6	641.0	663.1	+/- 1% change in the 2026 national tax base
B.C. installment share of national tax base	12.9%	12.9%	13.0%	12.7%	equals +/- $80 to $100 million
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	23.0%	23.0%	23.0%	23.0%	+/- 1 percentage point change in the 2026 small
B.C. tax base growth (post federal measures)	-0.7%	4.5%	1.7%	3.7%	business share equals -/+ $70 to $90 million
B.C. net operating surplus growth	8.1%	9.6%	4.6%	3.4%

2024 Tax-year	2024 Assumptions
B.C. tax base growth (post federal measures)	3.3%
Share of the B.C. tax base subject to small business rate	23.0%				+/- 1% change in the 2025 B.C. tax base equals
B.C. net operating surplus growth	-19.3%				+/- $70 to $80 million one-time effect (prior-year
Gross 2024 tax	7,534				adjustment) and could result in an additional
Prior-year settlement payment	736				installments payments of +/- $100 to $120 million
Prior years losses/gains (included in above)	63				in 2026/27
Non-refundable B.C. tax credits	(141)
* Reflects information as at January 28, 2026
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2026/27 installments from the federal government reflects two-third of payments related to the 2026 tax year (paid during Apr-July and adjusted in Sept and Dec 2026) and one-third of 2027 payments. Installments for the 2026 (2027) tax year are based on B.C.’s share of the national tax base for the 2025 (2026) tax year and a forecast of the 2026 (2027) national tax base. B.C.’s share of the 2024 national tax base was 13.07%, based on tax assessments as of December 31, 2025. Cash adjustments for any under/over payments from the federal government in respect of 2025 will be received/paid on March 31, 2027.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 153

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Employer health tax	3,075	3,167	3,264	3,382
Employee compensation growth	2.6%	3.3%	3.3%	3.9%	+/- 1 percentage point change in the 2026
					employee compensation growth equals up to
					+/- $30 million
Provincial sales tax	10,687	11,436	12,120	12,545
Provincial sales tax base growth (fiscal year)	3.2%	3.9%	3.5%	3.5%	+/- 1 percentage point change in the
Calendar Year nominal expenditure					2026 consumer expenditure growth
Consumer expenditures on durable goods	10.9%	3.0%	2.8%	3.5%	equals up to +/- $30 to $40 million
Consumer expenditures on goods and services	5.0%	3.6%	4.2%	4.6%
Business investment	3.4%	4.1%	3.2%	2.1%
Other	5.4%	6.7%	5.0%	4.1%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the
Consolidated Revenue Fund	10,679	11,427	12,111	12,536	2026 business investment growth
BC Transportation Financing Authority	8	9	9	9	equals up to +/- $10 to $20 million
Fuel and carbon taxes	1,276	1,373	1,440	1,509
Calendar Year
Real GDP	1.5%	1.3%	1.8%	1.9%
Gasoline volumes	4.3%	2.0%	1.0%	1.0%
Diesel volumes	6.0%	3.0%	2.0%	2.0%

Components of revenue *
Consolidated Revenue Fund	546	561	569	577
BC Transit	18	18	19	19
BC Transportation Financing Authority	450	460	466	473
Fuel tax revenue	1,014	1,039	1,054	1,069
Output-based pricing system revenue *	262	334	386	440
* The consumer carbon tax was eliminated effective April 1, 2025 and forecast now includes Output-based pricing system revenue paid by large industrial emitters.
Property taxes	4,067	4,451	4,979	5,330
Calendar Year
Consumer Price Index	2.1%	2.1%	2.0%	2.0%	+/- 1 percentage point change in 2026 new
Nominal GDP	4.1%	4.4%	4.1%	4.2%	construction or nominal GDP growth equals up
Housing starts (units)	44,193	44,210	45,920	47,497	to +/- $30 million in residential property taxation
Home owner grants (fiscal year)	931	925	871	891	revenue

Components of revenue
Residential (net of home owner grants)	1,703	1,894	2,240	2,429
Speculation and vacancy	105	161	184	184
Non-residential	1,760	1,865	1,990	2,122	+/- 1% change in 2026 total
Rural area	169	175	187	198	business property assessment
Police	44	46	49	51	value equals up to +/- $30 million
BC Assessment Authority	125	128	129	130	in non-residential property
BC Transit	161	182	200	216	taxation revenue
Other taxes	2,976	3,211	3,373	3,545
Calendar Year
Population	0.5%	-0.9%	0.4%	1.0%
Residential sales value	-8.4%	13.1%	7.6%	6.5%
Real GDP	1.5%	1.3%	1.8%	1.9%
Nominal GDP	4.1%	4.4%	4.1%	4.2%

Components of revenue					+/- 1% change to 2026 residential
Property transfer	1,750	1,935	2,077	2,229	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	30	30	30	30	in property transfer revenue,
Tobacco	291	311	311	311	depending on property values
Insurance premium	930	960	980	1,000
Tax targeting home flipping activity	5	5	5	5

154 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	1,561	1,926	2,044	2,347
Natural gas price					+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.12	2.18	2.39	2.48	price equals +/- $150 to $250 million, including
Plant outlet, $C/gigajoule	1.91	2.99	3.21	3.30	impacts on production volumes and royalty
Sumas, $US/MMBtu	2.10	3.01	3.20	3.28	program credits, but excluding any changes
Natural gas production volumes					from natural gas liquids revenue
Billions of cubic metres	77.5	78.7	82.9	84.7	(e.g. butane, pentanes)
Petajoules	3,219	3,272	3,442	3,518
Annual per cent change	4.7%	1.6%	5.2%	2.2%
					Sensitivities can vary significantly at
Oil price ($US/bbl at Cushing, OK)	61.91	60.76	65.67	70.27	different price levels

Auctioned land base (000 hectares)	10	10	10	10	+/- 1% change in natural gas volumes equals
Average bid price/hectare ($)	3,200	200	200	200	+/- $15 million in natural gas royalties
Metallurgical coal price ($US/tonne, fob Australia)	189	198	205	209
Copper price ($US/lb)	4.70	4.97	4.96	5.03	+/- 1 cent change in the exchange rate equals +/-
Annual electricity volumes set by treaty	2.7	2.7	2.7	2.7	$30 million in natural gas royalties
(million mega-watt hours)
Mid-Columbia electricity price	60.00	60.34	58.32	62.46	+/- $10/bbl change in petroleum price
($US/mega-watt hour)					equals +/- $6 million in petroleum royalties

Exchange rate (US¢/C$, calendar year)	71.5	73.6	75.6	77.0	+/- 16% change in natural gas liquids
					(equivalent to +/- $10/bbl oil price) prices
Components of revenue					equals +/- $140 to $190 million in natural gas
Bonus bid cash sales	32	2	2	2	liquids royalties
Fees and rentals	36	36	36	34
Total bonus bids, fees and rentals	68	38	38	36	+/- 10% change in the average Mid-Columbia
Natural gas royalties after deductions and allowances	942	1,297	1,305	1,572	electricity price equals +/- $20 million
Petroleum royalties	46	42	56	63
Columbia River Treaty electricity sales	275	271	259	271	+/- US$20 change in the average
BC Energy Regulator fees and levies	86	87	89	91	metallurgical coal price
Coal, metals and other minerals revenue:					equals +/- $50 to $90 million
Coal tenures	8	8	8	8
Net coal mineral tax	7	26	57	67
Net metals and other minerals tax	46	63	139	137	In accordance with accounting standards, bonus
Revenue sharing payments to First Nations	58	69	68	77	bid revenue is recognized in full at the time an
Other recoveries	7	7	7	7	authorization for the sale of Crown land tenure is
Miscellaneous mining revenue	18	18	18	18	awarded.
Total coal, metals and other minerals revenue	144	191	297	314

Gross royalties prior to deductions and allowances
Gross natural gas revenue	585	892	877	1,067
Gross natural gas liquids royalties revenue	592	695	824	945

Royalty programs and infrastructure credits
Deep drilling	(77)	(47)	-	-
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(52)	(67)	(82)	(62)
Total	(129)	(114)	(82)	(62)

Implicit average natural gas royalty rate	25.6%	16.6%	11.8%	13.5%
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits. * Reflects information as at January 23, 2026

Budget and Fiscal Plan - 2026/27 to 2028/29	| 155

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Forests *	505	521	518	556
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $40 to
SPF 2x4 ($US/thousand board feet)	467	470	490	495	$60 million

Crown harvest volumes (million cubic metres)
Interior	21.8	21.7	22.1	22.1	+/- 10% change in Interior harvest volumes
Coast	7.2	7.3	6.9	6.9	equals +/- $30 to $40 million
Total	29.0	29.0	29.0	29.0
B.C. Timber Sales (included in above)	4.1	5.3	5.3	5.6	+/- 10% change in Coastal harvest volumes
					equals +/- $10 to $15 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	14.94	15.24	15.14	16.44	+/- 1 cent change in exchange rate
					equals +/- $10 to $15 million in stumpage
Components of revenue					revenue
Timber tenures (net of revenue sharing recoveries)	116	122	143	165
Revenue sharing payments to First Nations	122	63	55	53
B.C. Timber Sales	212	276	260	277	The above sensitivities relate
Logging tax	10	15	15	15	to stumpage revenue only.
Other CRF revenue	31	31	31	31
Other recoveries	14	14	14	15
* Reflects information as at January 23, 2026
Other natural resources	489	564	615	646
Components of revenue
Water rental and licences*	419	494	555	600	+/- 5% change in water power production
Recoveries	50	50	40	26	equals +/- $15 to $20 million
Angling and hunting permits and licences	10	10	10	10
Recoveries	10	10	10	10
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to revenue sharing payments to First Nations for signed agreements	304	132	123	130	Revenue sharing from natural gas royalties, mineral tax, electricity sales under the Columbia River Treaty and forest stumpage revenues.
Other revenue	14,778	12,449	12,435	12,568
Components of revenue
Fees and licences
Motor vehicle licences and permits	654	664	675	687
International student health fees	100	80	80	80
Other Consolidated Revenue Fund	505	518	516	522
Summary consolidation eliminations	(14)	(15)	(15)	(15)
Ministry vote recoveries	202	239	261	162
Taxpayer-supported Crown corporations	245	242	252	254
Post-secondary education fees	2,691	2,578	2,598	2,658
Other healthcare-related fees	642	651	660	661
School Districts	273	285	296	308
Investment earnings
Consolidated Revenue Fund	240	298	300	299
Fiscal agency loans & sinking funds earnings	1,155	1,331	1,469	1,582
Summary consolidation eliminations	(58)	(45)	(46)	(36)
Taxpayer-supported Crown corporations	82	41	42	43
SUCH sector agencies	404	375	368	367
Sales of goods and services
SUCH sector agencies	1,171	1,205	1,238	1,268
BC Infrastructure Benefits Inc	329	183	38	9
Other taxpayer-supported Crown corporations	145	318	312	331
Miscellaneous	6,012	3,501	3,391	3,388

156 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Health and social transfers	9,822	10,309	10,764	11,161
National Cash Transfers
Canada Health Transfer (CHT)	54,685	57,419	60,290	62,514
Annual growth	5.0%	5.0%	5.0%	3.7%
Canada Social Transfer (CST)	17,416	17,939	18,477	19,031
B.C.'s share of national population (July 1)	13.68%	13.68%	13.67%	13.69%	+/- 0.1 percentage point change in B.C.'s
					population share equals +/- $75 million
B.C. health and social transfers revenue
CHT	7,480	7,855	8,239	8,556
CST	2,382	2,454	2,525	2,605
Prior-year adjustments:
CHT	(30)
CST	(10)

Other federal contributions	4,788	5,159	4,339	4,174
Components of revenue
Disaster Financial Assistance Arrangements	434	520	207	357
B.C.'s share of the federal cannabis excise tax	128	130	130	130
Other Consolidated Revenue Fund	95	99	99	99
Vote Recoveries:
Labour Market Development Agreement	296	291	291	291
Labour Market and Skills Training Program	98	98	98	98
Working Together To Improve Healthcare	408	407	325	325
Aging With Dignity	235	240	158	49
Drugs For Rare Diseases	65	65	-	-
Access to Contraception and Diabetes medications and access to Diabetes devices and supplies	17	243	205	205
Child Care	1,145	1,123	1,040	1,071
Child Safety, Family Support, Children in Care and with special needs	80	79	75	75
Public Transit	151	196	36	7
Local government services and transfers	198	192	175	124
Other recoveries	177	233	217	217
Taxpayer-supported Crown corporations	405	378	399	220
Post-secondary institutions	702	712	730	751
Other SUCH sector agencies	154	153	154	155

Service delivery agency direct revenue	10,150	10,223	10,109	10,061
School districts	763	790	782	794
Post-secondary institutions	5,212	5,068	5,143	5,269
Health authorities and hospital societies	1,617	1,625	1,668	1,667
BC Transportation Financing Authority	547	581	591	608
Other service delivery agencies	2,011	2,159	1,925	1,723

Budget and Fiscal Plan - 2026/27 to 2028/29	| 157

Appendix

Table A5 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Commercial Crown corporation net income	3,915	3,820	3,825	3,825
BC Hydro	712	712	712	712	Sensitivities impacts shown below are before
					regulatory account transfers
Reservoir water inflows	85%	100%	100%	100%	+/-1% in hydro generation equals +/- $25 million
Customer demand (GWh)	56,961	57,083	56,595	57,610	+/-1% equals +/-$30 million
Electricity prices (Mid-C, $US/MWh)	47.90	58.48	62.37	62.11	+/-1% change in electricity/gas trade margin
					equals +/- $10 million
Purchases from Energy Purchase Agreements (GWh)	13,121	13,803	14,034	14,800	+/-1% equals +/-$5 million
Interest rates - variable debt	2.45%	2.21%	2.45%	2.51%	+/-100 basis points = +/- $60 million
ICBC	800	700	700	700
Vehicle growth	1.4%	0.7%	1.1%	1.1%	+/-1% equals +/-$67 million
Current claims cost percentage change	22.9%	6.8%	2.8%	6.7%	+/-1% equals +/-$53 million
Unpaid claims balance ($ billions)	8.7	8.3	8.3	8.5	+/-1% equals +/-$83 to $87 million
Investment return	5.5%	5.2%	5.6%	6.5%	+/-1% return equals +/-$183 to 187 million
Loss ratio	84.0%	84.1%	85.0%	87.6%

158 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A6 Natural Gas Price Forecasts

Private sector forecasts (calendar year)	Market Price			($C/GJ at Plant Inlet)
	2026	2027	2028	2026/27	2027/28	2028/29
GLJ Henry Hub US$/MMBtu (Jan 2026)	3.98	4.00	4.16	2.48	2.49	2.65
Sproule Henry Hub US$/MMBtu (Dec 2025)	3.50	3.50	3.50	1.67	1.81	1.83
McDaniel Henry Hub US$/MMBtu (Jan 2026)	3.75	3.83	3.90	2.18	2.24	2.33
Deloitte Henry Hub US$/Mcf (Dec 2025)	3.83	3.90	4.10	2.18	2.40	2.64
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 2026)	2.93	3.24	3.54	2.85	3.00	3.25
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 2025)	3.06	3.35	3.28	2.87	3.01	2.91
McDaniel AECO-C Spot C$/MMBtu (Jan 2026)	3.00	3.32	3.64	2.93	3.10	3.35
Deloitte AECO-C Spot C$/Mcf (Dec 2025)	2.95	3.55	3.65	2.84	3.32	3.35
GLJ Sumas Spot US$/MMBtu (Jan 2026)	1.98	3.50	3.66	1.57	2.81	2.92
Sproule Sumas Spot CDN$/MMBtu (Dec 2025)	4.86	5.19	5.15	4.72	4.84	4.75
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 2026)	2.06	2.68	2.97	2.29	2.77	3.03
Sproule BC Station 2 CDN$/MMBtu (Dec 2025)	2.86	3.15	3.07	2.85	2.99	2.88
McDaniel BC Avg Plant Gate C$MMBtu (Jan 2026)	2.20	2.50	2.81	2.34	2.55	2.80
Deloitte BC Station 2 C$MMBtu (Dec 2025)	2.65	3.25	3.35	2.93	3.41	3.46
GLJ Midwest Chicago US$/MMBtu (Jan 2026)	3.63	3.80	3.96	3.30	3.23	3.33
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 2025)	4.71	4.58	4.51	4.83	4.54	4.42
EIA Henry Hub US$/MMBtu (Dec 2025)	4.01
TD Economics Henry Hub FuturesUS$/MMBtu (Jun 2025)	3.93	3.53		1.95
Scotiabank Group Henry Hub US$/MMBtu (Jun 2025)	4.75	3.53		3.19
BMO Henry Hub US$/MMBtu (Jun 2025)	3.75
InSite Petroleum Consultants Ltd BC Spot C$/Mcf (Dec 2025)	3.00	3.30	3.64	2.80	3.09	3.35
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Dec 2025)				2.08	2.28	2.01

Average all minus high/low				2.73	3.00	3.11

Average one forecast per consultant minus high/low				2.64	2.95	3.08

Natural gas royalty price forecast				2.18	2.39	2.48

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd        US EIA: US Energy Information Administration      AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants       McDaniel: McDaniel & Associates Consultants Ltd

Natural Gas Prices

Budget and Fiscal Plan - 2026/27 to 2028/29	| 159

Appendix

Table A7 Material Assumptions Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Attorney General	872	897	899	899
New cases filed/processed (# for all courts)	242,000	242,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	25	Number of litigation cases resolved by court decisions or negotiated settlement; changes in Legal Counsel assessment of probability of payment and/or quantum; newly identified pending litigation cases.
Children and Family Development	2,400	2,712	2,594	2,599
Average children-in-care caseload (#)	4,855	4,826	4,890	4,845	The average number of children-in-care is decreasing in the long run as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and SHSS contracted services, and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $4.5 million (excluding Indigenous CFS Agencies).
Average annual residential cost per child in care ($)	180,400	210,790	191,750	198,830
Education and Child Care	9,779	10,069	10,136	10,126
Public School Enrolment (# of FTEs)	602,998	597,569	590,283	581,451	Updated forecast enrolment figures for Q3 are based on submissions from school districts of their actual enrolment as at September 30, 2025 for the 2025/26 school year and projected enrolment for February and May 2026. Projections are based on the Ministry of Education and Child Care’s enrolment forecasting model.
School age (K–12)	576,988	572,887	565,704	556,998
Continuing Education	796	761	761	761
Distributed Learning (online)	15,440	14,283	14,179	14,053
Summer	7,422	7,422	7,422	7,422
Adults	2,352	2,218	2,218	2,218
Emergency Management and Climate Readiness	442	111	108	108
					Emergency disaster relief is unpredictable. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Emergency Events.
Emergency and Disaster Management Act	326	36	36	36
Forests	1,325	910	860	868
BC Timber Sales	240	268	218	226	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.
Fire Management	665	238	238	238	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $1.094 billion in 2023/24 (Fire season 2023). Current year costs are already well above the 20 year average.
Health	35,017	36,116	37,240	38,404
Pharmacare	1,506	1,597	1,597	1,597	A 1% change in PharmaCare utilization or prices affects costs by approximately $15 million.
Medical Services Plan (MSP)	8,675	8,910	9,149	9,410	A 1% increase in volume of services provided by fee-for-service and other demand driven programs physicians expenditures is approximately $61 million.
Regional Services	25,663	25,287	26,172	27,076	A 1% increase in volume of services provided by Health Authorities is estimated to be $255 million.

160 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Post-Secondary Education and Future Skills	3,510	3,581	3,607	3,634
Student spaces in public institutions	307,174	210,054	210,003	209,986	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.
Public Safety and Solicitor General	1,104	1,100	1,100	1,099
Policing, Victim Services and Corrections	956	983	982	982	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	5,705	5,977	6,057	6,156
Temporary Assistance annual average caseload (#)	75,952	78,200	80,600	86,400	The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	128,565	134,700	138,100	138,100	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:

Developmental Disability Programs
Average caseload (#)	26,060	27,040	28,050	29,110	The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average cost per client ($)	63,900	64,100	61,900	59,700
Personal Supports Initiative (PSI)
Average caseload (#)	3,860	4,200	4,550	4,910
Average cost per client ($)	18,300	17,800	16,500	15,300

Budget and Fiscal Plan - 2026/27 to 2028/29	| 161

Appendix

Table A7 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Tax Transfers	2,620	2,466	2,787	2,922
Individuals	1,639.0	1,092.0	1,181.0	1,218.0
Climate Action Tax Credit	310.0	-	-	-	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Family Benefit	578.8	520.0	520.0	520.0
BC Family Benefit Disability Supplement	-	-	105.0	140.0
Renter's Tax Credit	260.0	232.0	235.0	237.0
Sales Tax	36.7	42.0	42.0	42.0
Small Business Venture Capital	38.5	40.0	40.0	40.0
BC Senior's Home Renovation	2.4	3.0	3.0	3.0
Capital Gains Refund	402.9	244.0	225.0	225.0	Changes in 2025 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2026/27. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.
Other tax transfers to individuals	9.7	11.0	11.0	11.0
Corporations	981.0	1,374.0	1,606.0	1,704.0
Film and Television	161.1	176.0	196.0	200.0
Production Services	420.1	751.0	935.0	1,017.0
Scientific Research & Experimental
Development	149.7	150.0	155.0	160.0
Interactive Digital Media	167.7	163.0	186.0	193.0
Mining Exploration	72.5	60.0	60.0	60.0
Manufacturing and Processing Investment	-	55.0	55.0	55.0
Other tax transfers to corporations	9.9	19.0	19.0	19.0

Prior-year adjustment (included above)*
Individuals	173.8
Corporations	(239.5)

2024 Tax-year	2024 Assumptions
Tax Transfers	3,058.0
Individuals	1,997.8
Corporations	1,060.2
Film and Television	148.6
Production Services	554.6
Scientific Research & Experimental
Development	122.2
Interactive Digital Media	146.5
Other tax transfers to corporations	88.3

**2025/26 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	2,887	3,798	4,644	5,404
Interest rates for new provincial borrowing:					Full year impact on MoPD on interest costs: - 1% change in interest rates equals $179.7 million; - $100 million increase in debt level equals $4.1 million.
Short-term	2.44%	2.34%	2.69%	2.76%
Long-term	4.69%	4.72%	4.78%	4.69%
CDN/US exchange rate (cents)	138.2	134.9	131.5	129.5

Service delivery agency net spending	10,458	10,846	11,015	11,433
School districts	672	682	698	713	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
Post-secondary institutions	5,101	5,063	5,099	5,218
Health authorities and hospital societies	1,568	1,634	1,622	1,627
BC Transportation Financing Authority	1,970	2,321	2,638	2,934
BC Infrastructure Benefits	329	183	39	8
Other service delivery agencies	818	963	919	933

162 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A8 Operating Statement – 2019/20 to 2028/29

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Revenue	58,493	62,047	72,391	81,790	79,623	84,046	85,082	85,523	88,578	91,754	5.1
Expense	(59,024)	(67,662)	(71,129)	(80,834)	(84,658)	(91,393)	(94,696)	(98,832)	(100,743)	(103,191)	6.4
Surplus (deficit)	(531)	(5,615)	1,262	956	(5,035)	(7,347)	(9,614)	(13,309)	(12,165)	(11,437)

Per cent of nominal GDP: [1]
Surplus (deficit)	-0.2	-1.8	0.4	0.2	-1.2	-1.7	-2.2	-2.9	-2.5	-2.3
Per cent of revenue:
Surplus (deficit)	-0.9	-9.0	1.7	1.2	-6.3	-8.7	-11.3	-15.6	-13.7	-12.5
Per capita ($): [2]
Surplus (deficit)	(104)	(1,085)	241	178	(913)	(1,296)	(1,687)	(2,357)	(2,145)	(1,996)

[1]	Surplus (deficit) as a per cent of nominal GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amounts divided by nominal GDP for the 2026 calendar year).

[2]	Per capita revenue and expense is calculated using July 1 population (e.g. 2026/27 amounts divided by population on July 1, 2026).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 163

Appendix

Table A9 Revenue by Source – 2019/20 to 2028/29

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actuals 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Taxation revenue:
Personal income	10,657	11,118	13,704	17,268	16,443	17,026	19,186	19,492	20,704	22,004	8.4
Corporate income	5,011	4,805	5,053	9,156	6,085	8,262	7,957	7,645	8,158	8,162	5.6
Employer health	1,897	2,156	2,443	2,720	2,886	3,056	3,075	3,167	3,264	3,382	6.6
Sales	7,374	7,694	8,731	9,818	10,330	10,363	10,687	11,436	12,120	12,545	6.1
Fuel	1,008	936	1,022	1,021	982	979	1,014	1,039	1,054	1,069	0.7
Carbon [1]	1,682	1,683	2,011	2,161	2,642	2,606	262	334	386	440	-13.8
Tobacco	729	711	708	531	477	412	291	311	311	311	-9.0
Property	2,608	2,313	3,012	3,253	3,605	3,837	4,067	4,451	4,979	5,330	8.3
Property transfer	1,609	2,098	3,327	2,293	1,993	2,005	1,750	1,935	2,077	2,229	3.7
Insurance premium and other taxes	691	652	706	804	853	900	935	965	985	1,005	4.3
	33,266	34,166	40,717	49,025	46,296	49,446	49,224	50,775	54,038	56,477	6.1
Natural resource revenue:
Natural gas royalties	118	196	920	2,255	823	672	942	1,297	1,305	1,572	33.3
Bonus bids, rents on drilling rights and leases	60	45	45	41	42	42	68	38	38	36	-5.5
Columbia River Treaty	119	117	231	437	448	297	275	271	259	271	9.6
Other energy and minerals	386	191	795	979	637	448	276	320	442	468	2.2
Forests	988	1,304	1,893	1,887	657	514	505	521	518	556	-6.2
Other resources	432	433	499	518	536	443	489	564	615	646	4.6
	2,103	2,286	4,383	6,117	3,143	2,416	2,555	3,011	3,177	3,549	6.0
Other revenue:
Medical Services Plan premiums	1,063	(4)	1	(1)	(1)	-	-	-	-	-	n/a
Post-secondary education fees	2,451	2,418	2,536	2,651	2,840	2,911	2,691	2,578	2,598	2,658	0.9
Other health-care related fees	475	372	417	519	591	631	642	651	660	661	3.7
Motor vehicle licences and permits	576	581	622	621	630	641	654	664	675	687	2.0
Other fees and licences	1,004	970	1,025	1,146	1,217	1,285	1,311	1,349	1,390	1,311	3.0
Investment earnings	1,263	1,264	1,306	1,314	1,708	2,159	1,823	2,000	2,133	2,255	6.7
Sales of goods and services	1,162	741	1,059	1,396	1,548	1,534	1,645	1,706	1,588	1,608	3.7
Miscellaneous [2]	2,676	2,395	2,851	3,049	3,440	3,926	6,012	3,501	3,391	3,388	2.7
	10,670	8,737	9,817	10,695	11,973	13,087	14,778	12,449	12,435	12,568	1.8
Contributions from the federal government:
Canada Health Transfer	5,523	5,701	6,431	6,432	7,117	7,203	7,450	7,855	8,239	8,556	5.0
Canada Social Transfer	1,971	2,042	2,110	2,174	2,273	2,339	2,372	2,454	2,525	2,605	3.1
Other cost shared agreements	2,041	5,151	3,439	3,921	4,344	4,765	4,788	5,159	4,339	4,174	8.3
	9,535	12,894	11,980	12,527	13,734	14,307	14,610	15,468	15,103	15,335	5.4
Commercial Crown corporation net income:
BC Hydro	705	688	668	360	323	587	712	712	712	712	0.1
Liquor Distribution Branch	1,107	1,161	1,189	1,199	1,148	1,094	950	945	897	847	-2.9
BC Lottery Corporation [3]	1,336	420	1,211	1,584	1,429	1,295	1,269	1,293	1,339	1,386	0.4
ICBC	(376)	1,528	2,286	131	1,399	1,653	800	700	700	700	-207.1
Other	147	167	140	152	178	161	184	170	177	180	2.3
	2,919	3,964	5,494	3,426	4,477	4,790	3,915	3,820	3,825	3,825	3.0
Total revenue	58,493	62,047	72,391	81,790	79,623	84,046	85,082	85,523	88,578	91,754	5.1

[1]	Carbon tax revenue was eliminated effective April 1, 2025. Includes carbon tax revenue until 2024/25 and output-based pricing system revenue from large industrial emitters from 2025/26.

[2]	Miscellaneous revenue includes $2.725 billion in 2025/26 in relation to the tobacco settlement and $139 million in 2026/27 to reflect the addition of health sector regulatory colleges under the Health Professions and Occupations Act to the government reporting entity effective April 1, 2026.

[3]	Net of federal government payments and beginning in 2021/22, is also net of payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

164 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A10 Revenue by Source Supplementary Information – 2019/20 to 2028/29 1

	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actuals 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Per cent of nominal GDP: [2]
Taxation and Medical Services Plan premiums	11.1	11.1	11.4	12.3	11.2	11.5	11.0	10.9	11.1	11.2	0.1
Taxation	10.8	11.1	11.4	12.3	11.2	11.5	11.0	10.9	11.1	11.2	0.4
Medical Services Plan premiums	0.3	-	-	-	-	-	-	-	-	-	n/a
Natural resources	0.7	0.7	1.2	1.5	0.8	0.6	0.6	0.6	0.7	0.7	0.3
Other	3.5	2.8	2.8	2.7	2.9	3.1	3.3	2.7	2.6	2.5	-3.6
Other excluding
Medical Services Plan premiums	3.1	2.8	2.8	2.7	2.9	3.1	3.3	2.7	2.6	2.5	-2.5
Contributions from the federal government	3.1	4.2	3.4	3.1	3.3	3.3	3.3	3.3	3.1	3.0	-0.2
Commercial Crown corporation net income	0.9	1.3	1.5	0.9	1.1	1.1	0.9	0.8	0.8	0.8	-2.4
Total revenue	18.9	20.2	20.3	20.4	19.2	19.6	19.0	18.3	18.2	18.1	-0.5
Growth rates (per cent):
Taxation	1.7	2.7	19.2	20.4	-5.6	6.8	-0.4	3.2	6.4	4.5	n/a
Natural resources	-28.3	8.7	91.7	39.6	-48.6	-23.1	5.8	17.8	5.5	11.7	n/a
Other	4.2	-18.1	12.4	8.9	11.9	9.3	12.9	-15.8	-0.1	1.1	n/a
Other excluding
Medical Services Plan premiums	8.1	-9.0	12.3	9.0	11.9	9.3	12.9	-15.8	-0.1	1.1	n/a
Contributions from the federal government	5.3	35.2	-7.1	4.6	9.6	4.2	2.1	5.9	-2.4	1.5	n/a
Commercial Crown corporation net income	45.6	35.8	38.6	-37.6	30.7	7.0	-18.3	-2.4	0.1	0.0	n/a
Total revenue	2.7	6.1	16.7	13.0	-2.6	5.6	1.2	0.5	3.6	3.6	n/a
Per capita ($): [3]
Taxation	6,509	6,601	7,790	9,148	8,394	8,719	8,640	8,991	9,529	9,856	4.7
Natural resources	411	442	839	1,141	570	426	448	533	560	619	4.7
Other	2,088	1,688	1,878	1,996	2,171	2,308	2,594	2,204	2,193	2,193	0.5
Other excluding
Medical Services Plan premiums	1,880	1,689	1,878	1,996	2,171	2,308	2,594	2,204	2,193	2,193	1.7
Contributions from the federal government	1,866	2,491	2,292	2,338	2,490	2,523	2,564	2,739	2,663	2,676	4.1
Commercial Crown corporation net income	571	766	1,051	639	812	845	687	676	674	668	1.8
Total revenue	11,444	11,987	13,850	15,263	14,437	14,820	14,933	15,144	15,619	16,012	3.8

Real Per Capita Revenue (2025 $) [4]	13,805	14,350	16,130	16,626	15,134	15,135	14,933	14,835	15,004	15,080	1.0
Growth rate (per cent)	0.7	4.0	12.4	3.1	-9.0	0.0	-1.3	-0.7	1.1	0.5	1.1

[1]	Numbers may not add due to rounding.

[2]	Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 revenue divided by nominal GDP for the 2026 calendar year).

[3]	Per capita revenue is calculated using July 1 population (e.g. 2026/27 revenue divided by population on July 1, 2026).

[4]	Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 revenue).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 165

Appendix

Table A11 Expense by Function – 2019/20 to 2028/29 1,2

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Function:
Health:
Medical Services Plan	5,013	5,145	5,776	6,006	7,071	8,240	8,420	9,206	9,445	9,706	7.6
Pharmacare	1,517	1,501	1,579	1,711	1,906	1,974	2,134	2,170	2,102	2,101	3.7
Regional services	16,054	18,290	19,574	21,715	25,261	27,288	27,491	28,189	28,828	29,595	7.0
Other healthcare expenses	872	677	662	890	625	680	968	1,013	806	812	-0.8
Total health	23,456	25,613	27,591	30,322	34,863	38,182	39,013	40,578	41,181	42,214	6.7
Education:
Elementary and secondary	7,584	7,444	8,085	8,585	9,285	9,990	10,051	10,255	10,325	10,348	3.5
Post-secondary	6,846	6,872	7,357	7,517	8,403	8,856	9,207	9,297	9,416	9,577	3.8
Other education expenses	312	630	361	891	791	763	455	518	543	572	7.0
Total education	14,742	14,946	15,803	16,993	18,479	19,609	19,713	20,070	20,284	20,497	3.7
Social services:
Social assistance	2,342	3,141	2,910	3,157	3,009	3,599	3,702	3,889	3,995	4,093	6.4
Child welfare	1,940	2,226	2,254	3,168	3,941	4,547	4,496	4,791	4,918	5,003	11.1
Low income tax credit transfers	435	1,131	754	1,746	733	1,015	347	42	42	42	-22.9
Community living and other services	1,170	1,291	1,350	1,581	1,601	1,761	1,962	2,068	2,031	2,022	6.3
Total social services	5,887	7,789	7,268	9,652	9,284	10,922	10,507	10,790	10,986	11,160	7.4
Protection of persons and property	2,126	2,258	2,937	3,483	3,101	3,183	2,931	2,641	2,643	2,650	2.5
Transportation	2,126	3,362	4,453	3,319	2,379	2,933	2,699	2,924	2,819	2,913	3.6
Natural resources & economic development	3,778	4,191	5,213	6,284	6,704	6,165	4,551	4,269	4,293	4,269	1.4
Other [3]	2,525	2,862	3,082	5,736	4,215	4,022	3,419	3,542	3,382	3,247	2.8
Contingencies Vote	-	-	-	-	-	-	4,000	5,000	5,000	5,000	n/a
General government	1,657	3,919	2,040	2,326	2,341	2,132	2,824	2,652	2,574	2,530	4.8
Debt servicing	2,727	2,722	2,742	2,719	3,292	4,245	5,039	6,366	7,581	8,711	13.8
Total expense	59,024	67,662	71,129	80,834	84,658	91,393	94,696	98,832	100,743	103,191
Per cent of operating expense:
Health	39.7	37.9	38.8	37.5	41.2	41.8	41.2	41.1	40.9	40.9	0.3
Education	25.0	22.1	22.2	21.0	21.8	21.5	20.8	20.3	20.1	19.9	-2.5
Social services	10.0	11.5	10.2	11.9	11.0	12.0	11.1	10.9	10.9	10.8	0.9
Protection of persons and property	3.6	3.3	4.1	4.3	3.7	3.5	3.1	2.7	2.6	2.6	-3.7
Transportation	3.6	5.0	6.3	4.1	2.8	3.2	2.9	3.0	2.8	2.8	-2.7
Natural resources & economic development	6.4	6.2	7.3	7.8	7.9	6.7	4.8	4.3	4.3	4.1	-4.7
Other	4.3	4.2	4.3	7.1	5.0	4.4	3.6	3.6	3.4	3.1	-3.4
Contingencies Vote	-	-	-	-	-	-	4.2	5.1	5.0	4.8	n/a
General government	2.8	5.8	2.9	2.9	2.8	2.3	3.0	2.7	2.6	2.5	-1.5
Debt servicing	4.6	4.0	3.9	3.4	3.9	4.6	5.3	6.4	7.5	8.4	6.9
Operating expense	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

[1]	Figures reflect government accounting policies used in the 2024/25 Public Accounts audited financial statements.

[2]	Numbers may not add due to rounding.

[3]	Other spending includes expenditure management forecasted savings of $400 million in 2025/26. Expenditure management targets for 2026/27 onwards are reflected in base budgets.

166 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A12 Expense by Function Supplementary Information – 2019/20 to 2028/29 1

	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Per cent of nominal GDP: [2]
Health	7.6	8.3	7.7	7.6	8.4	8.9	8.7	8.7	8.5	8.3	1.1
Education	4.8	4.9	4.4	4.2	4.5	4.6	4.4	4.3	4.2	4.1	-1.8
Social services	1.9	2.5	2.0	2.4	2.2	2.5	2.4	2.3	2.3	2.2	1.6
Protection of persons and property	0.7	0.7	0.8	0.9	0.7	0.7	0.7	0.6	0.5	0.5	-3.0
Transportation	0.7	1.1	1.2	0.8	0.6	0.7	0.6	0.6	0.6	0.6	-2.0
Natural resources & economic development	1.2	1.4	1.5	1.6	1.6	1.4	1.0	0.9	0.9	0.8	-4.0
Other	0.8	0.9	0.9	1.4	1.0	0.9	0.8	0.8	0.7	0.6	-2.6
Contingencies Vote	-	-	-	-	-	-	0.9	1.1	1.0	1.0	n/a
General government	0.5	1.3	0.6	0.6	0.6	0.5	0.6	0.6	0.5	0.5	-0.8
Debt servicing	0.9	0.9	0.8	0.7	0.8	1.0	1.1	1.4	1.6	1.7	7.7
Operating expense	19.1	22.0	19.9	20.2	20.4	21.3	21.2	21.2	20.7	20.4	0.7
Growth rates (per cent):
Health	5.9	9.2	7.7	9.9	15.0	25.9	11.9	4.0	1.5	4.0	n/a
Education	4.6	1.4	5.7	7.5	8.7	15.4	6.7	1.8	1.1	2.1	n/a
Social services	10.2	32.3	-6.7	32.8	-3.8	13.2	13.2	2.7	1.8	3.4	n/a
Protection of persons and property	6.1	6.2	30.1	18.6	-11.0	-8.6	-5.5	-9.9	0.1	0.3	n/a
Transportation	5.2	58.1	32.5	-25.5	-28.3	-11.6	13.5	8.3	-3.6	-0.4	n/a
Natural resources & economic development	-1.2	10.9	24.4	20.5	6.7	-1.9	-32.1	-6.2	0.6	0.0	n/a
Other	37.9	13.3	7.7	86.1	-26.5	-29.9	-18.9	3.6	-4.5	-8.3	n/a
Contingencies Vote	-	-	-	-	-	-	-	25.0	-	-	n/a
General government	-1.0	136.5	-47.9	14.0	0.6	-8.3	20.6	-6.1	-2.9	-4.6	n/a
Debt servicing	1.6	-0.2	0.7	-0.8	21.1	56.1	53.1	26.3	19.1	36.8	n/a
Operating expense	6.1	14.6	5.1	13.6	4.7	13.1	11.9	4.4	1.9	4.4	n/a
Per capita ($): [3]
Health	4,589	4,948	5,279	5,658	6,321	6,733	6,847	7,185	7,262	7,367	5.4
Education	2,884	2,888	3,024	3,171	3,351	3,458	3,460	3,554	3,577	3,577	2.4
Social services	1,152	1,505	1,391	1,801	1,683	1,926	1,844	1,911	1,937	1,948	6.0
Protection of persons and property	416	436	562	650	562	561	514	468	466	462	1.2
Transportation	416	650	852	619	431	517	474	518	497	508	2.2
Natural resources & economic development	739	810	997	1,173	1,216	1,087	799	756	757	745	0.1
Other	494	553	590	1,070	764	709	600	627	596	567	1.5
Contingencies Vote	-	-	-	-	-	-	702	885	882	873	n/a
General government	324	757	390	434	424	376	496	470	454	442	3.5
Debt servicing	534	526	525	507	597	749	884	1,127	1,337	1,520	12.3
Operating expense	11,548	13,073	13,610	15,083	15,349	16,116	16,620	17,501	17,765	18,009	5.1
Real Per Capita Operating Expense (2025 $) [4]	13,930	15,649	15,849	16,432	16,091	16,458	16,621	17,142	17,067	16,964	2.2
Growth rate (per cent)	1.8	12.3	1.3	3.7	-2.1	2.3	1.0	3.1	-0.4	-0.6	2.2

[1]	Numbers may not add due to rounding.

[2]	Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 expense divided by nominal GDP for the 2026 calendar year).

[3]	Per capita expense is calculated using July 1 population (e.g. 2026/27 expense divided by population on July 1, 2026).

[4]	Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 expense).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 167

Appendix

Table A13 Full-Time Equivalents (FTEs) – 2019/20 to 2028/29 1

	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	31,774	32,672	33,400	33,696	37,008	39,036	37,500	-	-	-	1.4
Adjusted forecast for impacts of job action [2]	-	-	-	-	-	-	38,500	37,700	36,500	36,000
Service delivery agencies [3]	5,985	6,042	6,767	7,746	8,666	9,575	10,155	9,369	8,420	8,166	3.5
Total FTEs [4]	37,759	38,714	40,167	41,442	45,674	48,611	47,655	47,069	44,920	44,166	1.8
Growth rates (per cent):
Ministries and special offices (CRF)	2.9	2.8	2.2	0.9	9.8	5.5	-3.9	0.5	(3.2)	(1.4)	n/a
Service delivery agencies	13.8	1.0	12.0	14.5	11.9	10.5	6.1	-7.7	-10.1	-12.8	n/a
Population per FTE: [5]
Total FTEs	135.4	133.7	130.1	129.3	120.8	116.7	119.6	120.0	126.2	129.7	-0.5

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	This row shows the FTE forecast excluding the estimated impacts of job action. Forecasts for 2026/27 onwards are based on the adjusted 2025/26 forecast of 38,500 FTEs.

[3]	Service delivery agency FTE amounts do not include education and health sector organizations (SUCH sector) staff employment, per requirements of the Budget Transparency and Accountability Act.

[4]	The total FTEs for 2025/26 is based on the forecast, which includes the impacts of job action.

[5]	Population per FTE is calculated using July 1 population (e.g. population on July 1, 2026 divided by 2026/27 FTEs).

168 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A14 Capital Spending – 2019/20 to 2028/29

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Taxpayer-supported:
Education
Schools districts	877	944	1,001	934	874	1,199	1,377	1,503	1,395	1,046	2.0
Post-secondary institutions	936	904	899	1,071	1,227	1,527	1,484	1,657	1,488	1,281	3.5
Health	1,009	1,162	1,555	1,915	2,998	3,226	3,713	3,796	3,924	3,385	14.4
BC Transportation Financing Authority	955	1,285	1,364	1,823	2,263	3,013	4,027	4,791	4,382	3,513	15.6
BC Transit	73	107	67	100	158	151	295	325	489	347	18.9
Government direct (ministries)	520	389	386	470	537	468	562	483	410	466	-1.2
Social Housing	355	572	642	357	587	603	775	914	959	794	9.4
Other	47	65	88	85	128	192	234	195	70	53	1.3
Total taxpayer-supported	4,772	5,428	6,002	6,755	8,772	10,379	12,467	13,664	13,117	10,885	9.6
Self-supported:
BC Hydro	3,082	3,207	3,475	3,919	4,263	4,015	4,288	4,760	4,839	4,991	5.5
Columbia Basin power projects	994	7	9	10	8	16	18	19	23	18	-36.0
BC Railway Company	6	1	2	6	4	4	4	6	6	4	-4.4
ICBC	62	100	54	41	64	43	178	113	60	61	-0.2
BC Lottery Corporation [1]	102	73	90	95	84	100	98	95	90	90	-1.4
Liquor Distribution Branch	36	22	22	16	18	22	20	20	30	30	-2.0
Other [2]	104	65	78	78	143	202	-	-	-	-	n/a
Total self-supported	4,386	3,475	3,730	4,165	4,584	4,402	4,606	5,013	5,048	5,194	1.9
Total capital spending	9,158	8,903	9,732	10,920	13,356	14,781	17,073	18,677	18,165	16,079	6.5
Per cent of nominal GDP: [3]
Taxpayer-supported	1.5	1.8	1.7	1.7	2.1	2.4	2.8	2.9	2.7	2.2	3.8
Self-supported	1.4	1.1	1.0	1.0	1.1	1.0	1.0	1.1	1.0	1.0	-3.5
Total	3.0	2.9	2.7	2.7	3.2	3.4	3.8	4.0	3.7	3.2	0.8
Growth rates:
Taxpayer-supported	7.2	13.7	10.6	12.5	29.9	18.3	20.1	9.6	-4.0	-17.0
Self-supported	6.8	-20.8	7.3	11.7	10.1	-4.0	4.6	8.8	0.7	2.9
Total capital spending	7.0	-2.8	9.3	12.2	22.3	10.7	15.5	9.4	-2.7	-11.5
Per capita: [4]
Taxpayer-supported	934	1,049	1,148	1,261	1,590	1,830	2,188	2,419	2,313	1,900	8.2
Self-supported	858	671	714	777	831	776	808	888	890	906	0.6
Total capital spending	1,792	1,720	1,862	2,038	2,422	2,606	2,997	3,307	3,203	2,806	5.1

Real Per Capita Capital Spending (2025 $) [5]	2,161	2,059	2,168	2,220	2,539	2,662	2,997	3,239	3,077	2,643	2.3
Growth rate (per cent)	2.7	-4.7	5.3	2.4	14.4	4.9	12.6	8.1	-5.0	-14.1

[1]	Forecasted amounts exclude right-of-use assets.

[2]	Includes post-secondary institutions’ self-supported subsidiaries (actuals only, no forecast provided).

[3]	Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amounts divided by nominal GDP for the 2026 calendar year).

[4]	Per capita capital spending is calculated using July 1 population (e.g. 2026/27 amounts divided by population on July 1, 2026).

[5]	Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 capital spending).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 169

Appendix

Table A15 Statement of Financial Position – 2019/20 to 2028/29 1

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Financial assets:
Cash and temporary investments	3,985	6,560	7,142	8,247	6,768	13,341	8,555	8,217	8,157	8,396	8.6
Other financial assets	12,413	15,413	17,109	19,074	22,057	24,071	27,517	30,245	31,540	32,916	11.4
Sinking funds	692	492	510	521	491	562	363	376	412	451	-4.6
Investments in commercial Crown corporations:
Retained earnings	6,523	9,632	12,426	12,926	14,677	16,985	18,629	20,070	21,517	22,961	15.0
Recoverable capital loans	24,768	26,301	27,218	28,037	30,572	33,577	35,736	38,706	41,118	43,695	6.5
	31,291	35,933	39,644	40,963	45,249	50,562	54,365	58,776	62,635	66,656	8.8
Total financial assets	48,381	58,398	64,405	68,805	74,565	88,536	90,800	97,614	102,744	108,419	9.4
Liabilities:
Accounts payable, accrued liabilities & others	13,100	14,733	18,509	25,400	23,769	24,395	24,154	24,268	23,862	23,031	6.5
Deferred revenue	9,895	11,557	12,796	14,494	15,082	16,213	17,721	19,319	20,124	20,890	8.7
Debt:
Taxpayer-supported debt	46,229	59,750	62,341	59,888	75,402	99,089	116,540	142,897	166,906	189,019	16.9
Self-supported debt	25,932	27,350	28,325	29,492	32,060	34,788	37,519	40,477	42,949	45,540	6.5
Total provincial debt	72,161	87,100	90,666	89,380	107,462	133,877	154,059	183,374	209,855	234,559	14.0
Add: debt offset by sinking funds	692	492	510	521	491	562	363	376	412	451	-4.6
Add: foreign exchange adjustments	-	-	-	472	494	2,434	1,803	523	815	443	n/a
Less: guarantees & non-guaranteed debt	(1,337)	(1,335)	(1,402)	(1,523)	(1,476)	(1,639)	(1,789)	(2,277)	(2,437)	(2,851)	8.8
Financial statement debt	71,516	86,257	89,774	88,850	106,971	135,234	154,436	181,996	208,645	232,602	14.0
Total liabilities	94,511	112,547	121,079	128,744	145,822	175,842	196,311	225,583	252,631	276,523	12.7
Net liabilities	(46,130)	(54,149)	(56,674)	(59,939)	(71,257)	(87,306)	(105,511)	(127,969)	(149,887)	(168,104)	15.5
Capital and other assets:
Tangible capital assets	50,104	52,861	56,142	59,818	65,583	72,736	81,961	92,213	101,653	108,662	9.0
Restricted assets	1,931	2,003	2,147	2,224	2,352	2,464	2,535	2,609	2,682	2,757	4.0
Other assets	1,100	1,582	1,791	1,347	1,701	2,096	2,134	2,272	2,256	2,362	8.9
Total capital and other assets	53,135	56,446	60,080	63,389	69,636	77,296	86,630	97,094	106,591	113,781	8.8
Accumulated surplus (deficit)	7,005	2,297	3,406	3,450	(1,621)	(10,010)	(18,881)	(30,875)	(43,296)	(54,323)
Per cent of Nominal GDP: [2]
Net liabilities	14.9	17.6	15.9	15.0	17.2	20.3	23.6	27.4	30.9	33.2	9.3
Capital and other assets	17.2	18.4	16.8	15.8	16.8	18.0	19.4	20.8	21.9	22.5	3.0
Growth rates:
Net liabilities	7.5	17.4	4.7	5.8	18.9	22.5	20.9	21.3	17.1	12.2	n/a
Capital and other assets	4.8	6.2	6.4	5.5	9.9	11.0	12.1	12.1	9.8	6.7	n/a
Per capita: [3]
Net liabilities	9,026	10,461	10,843	11,185	12,920	15,395	18,519	22,660	26,430	29,336	14.0
Capital and other assets	10,396	10,905	11,495	11,829	12,626	13,630	15,205	17,193	18,796	19,856	7.5

[1]	Figures have been restated to reflect government's current accounting policies.
[2]	Net liabilities as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amount divided by GDP for the 2026 calendar year).
[3]	Per capita net liabilities is calculated using July 1 population (e.g. 2026/27 amount divided by population on July 1, 2026).

170 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A16 Changes in Financial Position – 2019/20 to 2028/29

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	10-Year Total
(Surplus) deficit for the year	531	5,615	(1,262)	(956)	5,035	7,347	9,614	13,309	12,165	11,437	62,835
Change in remeasurement (gains) losses	250	(907)	153	912	36	1,042	(743)	(1,315)	256	(410)	(726)
Change in accumulated (surplus) deficit	781	4,708	(1,109)	(44)	5,071	8,389	8,871	11,994	12,421	11,027	62,109
Capital and other asset changes:
Taxpayer-supported capital investments	4,772	5,428	6,002	6,755	8,772	10,379	12,467	13,664	13,117	10,885	92,241
Less: amortization and other accounting changes	(2,577)	(2,671)	(2,721)	(3,079)	(3,007)	(3,226)	(3,242)	(3,412)	(3,677)	(3,876)	(31,488)
Increase in net capital assets	2,195	2,757	3,281	3,676	5,765	7,153	9,225	10,252	9,440	7,009	60,753
Increase (decrease) in restricted assets	97	72	144	77	128	112	71	74	73	75	923
Increase (decrease) in other assets	148	482	209	(444)	354	395	38	138	(16)	106	1,410
Change in capital and other assets	2,440	3,311	3,634	3,309	6,247	7,660	9,334	10,464	9,497	7,190	63,086
Increase (decrease) in net liabilities	3,221	8,019	2,525	3,265	11,318	16,049	18,205	22,458	21,918	18,217	125,195
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	785	3,109	2,794	500	1,751	2,308	1,644	1,441	1,447	1,444	17,223
Self-supported capital investments	4,386	3,475	3,730	4,165	4,584	4,402	4,606	5,013	5,048	5,194	44,603
Less: loan repayments and other accounting changes	(2,165)	(1,942)	(2,813)	(3,346)	(2,049)	(1,397)	(2,447)	(2,043)	(2,636)	(2,617)	(23,455)
Change in investment	3,006	4,642	3,711	1,319	4,286	5,313	3,803	4,411	3,859	4,021	38,371
Increase (decrease) in cash and temporary investments	956	2,575	582	1,105	(1,479)	6,573	(4,786)	(338)	(60)	239	5,367
Other working capital changes [1]	(1,531)	(495)	(3,301)	(6,613)	3,996	328	1,980	1,029	932	1,480	(2,195)
Change in investment and working capital	2,431	6,722	992	(4,189)	6,803	12,214	997	5,102	4,731	5,740	41,543
Increase (decrease) in financial statement debt	5,652	14,741	3,517	(924)	18,121	28,263	19,202	27,560	26,649	23,957	166,738
(Increase) decrease in sinking fund debt	60	200	(18)	(11)	30	(71)	199	(13)	(36)	(39)	301
Change in foreign exchange adjustments	-	-	-	(472)	(22)	(1,940)	631	1,280	(292)	372	(443)
Increase (decrease) in guarantees	57	113	9	(227)	(80)	172	-	500	100	400	1,044
Increase (decrease) in non-guaranteed debt	430	(115)	58	348	33	(9)	150	(12)	60	14	957
Increase (decrease) in total provincial debt	6,199	14,939	3,566	(1,286)	18,082	26,415	20,182	29,315	26,481	24,704	168,597
Represented by increase (decrease) in:
Taxpayer-supported debt	3,548	13,521	2,591	(2,453)	15,514	23,687	17,451	26,357	24,009	22,113	146,338
Self-supported debt	2,651	1,418	975	1,167	2,568	2,728	2,731	2,958	2,472	2,591	22,259
Total provincial debt	6,199	14,939	3,566	(1,286)	18,082	26,415	20,182	29,315	26,481	24,704	168,597

[1]	Includes changes in other financial assets, sinking funds, accounts payable, deferred revenue and other accrued liabilities.

Budget and Fiscal Plan - 2026/27 to 2028/29	| 171

Appendix

Table A17 Provincial Debt – 2019/20 to 2028/29

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Taxpayer-supported debt:
Provincial government
Operating	-	8,746	7,233	-	8,729	24,516	31,866	45,522	57,563	69,000	n/a
Capital [1]
K-12 education	9,757	10,529	11,342	10,893	11,643	12,563	13,674	14,910	16,065	17,013	6.4
Post-secondary institutions	4,917	5,426	5,732	5,502	5,979	6,663	7,408	8,194	8,995	9,658	7.8
Health facilities	6,705	7,484	8,223	8,286	10,109	12,559	15,274	18,014	21,048	23,957	15.2
Ministries general capital	3,133	3,702	4,087	4,549	5,084	5,552	6,082	6,567	6,977	7,444	10.1
Transportation	5,401	5,401	5,401	5,391	5,391	5,330	5,330	5,331	5,332	5,334	-0.1
Social housing	805	1,062	1,424	1,648	2,024	2,386	2,941	3,659	4,406	5,175	23.0
Other	252	268	278	269	352	486	621	681	691	751	12.9
Total capital	30,970	33,872	36,487	36,538	40,582	45,539	51,330	57,356	63,514	69,332	9.4
Total provincial government	30,970	42,618	43,720	36,538	49,311	70,055	83,196	102,878	121,077	138,332	18.1

Taxpayer-supported entities:
BC Pavilion Corporation	135	132	129	126	123	20	116	112	108	104	-2.9
BC Transit	65	60	56	53	109	976	135	206	444	421	23.1
BC Transportation Financing Authority	12,193	13,321	14,615	18,946	21,286	2,333	27,979	32,959	38,216	43,338	15.1
Health Authorities and Hospital Societies	1,802	1,875	1,839	1,983	2,387	24,078	2,281	2,227	2,169	2,104	1.7
InBC Investment Corp	45	37	19	21	60	119	146	186	230	284	22.7
Post-secondary institutions	753	882	922	910	897	119	1,000	1,060	1,061	1,099	4.3
School districts	18	24	25	21	19	117	15	10	6	4	-15.4
Social housing	222	770	974	1,241	1,182	1,237	1,642	2,729	2,967	2,324	29.8
Other [2]	26	31	42	49	28	35	30	530	628	1,009	50.2
Total taxpayer-supported entities	15,259	17,132	18,621	23,350	26,091	29,034	33,344	40,019	45,829	50,687	14.3
Total taxpayer-supported debt	46,229	59,750	62,341	59,888	75,402	99,089	116,540	142,897	166,906	189,019	16.9

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	23,238	24,650	25,611	26,707	29,351	31,890	34,445	37,410	39,865	42,460	6.9
BC Liquor Distribution Branch	210	233	230	242	233	233	205	209	271	288	3.6
BC Lottery Corporation	233	228	195	201	169	189	217	223	194	186	-2.5
Columbia Basin power projects	1,387	1,349	1,319	1,298	1,265	1,227	1,195	1,171	1,152	1,133	-2.2
Columbia Power Corporation	276	271	266	270	266	259	251	242	232	221	-2.4
Post-secondary institution subsidiaries	504	520	615	685	682	896	980	980	980	980	7.7
Other	84	99	89	89	94	94	226	242	255	272	13.9
Total self-supported debt	25,932	27,350	28,325	29,492	32,060	34,788	37,519	40,477	42,949	45,540	6.5
Total provincial debt	72,161	87,100	90,666	89,380	107,462	133,877	154,059	183,374	209,855	234,559	14.0

[1]	Includes debt incurred by the government to fund the building and construction of capital assets in the education, health, social housing and other sectors.
[2]	Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

172 |	Budget and Fiscal Plan - 2026/27 to 2028/29

Appendix

Table A18 Provincial Debt Supplementary Information – 2019/20 to 2028/291

($ millions)	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	-	2.8	2.0	-	2.1	5.7	7.1	9.8	11.9	13.6	n/a
Provincial government capital	10.0	11.0	10.2	9.1	9.8	10.6	11.5	12.3	13.1	13.7	3.5
Total provincial government	10.0	13.9	12.2	9.1	11.9	16.3	18.6	22.0	24.9	27.3	11.8
Taxpayer-supported entities	4.9	5.6	5.2	5.8	6.3	6.8	7.5	8.6	9.4	10.0	8.2
Total taxpayer-supported debt	15.0	19.4	17.5	15.0	18.2	23.1	26.1	30.6	34.4	37.4	10.7
Self-supported debt:
Commercial Crown corporations & agencies	8.4	8.9	7.9	7.4	7.7	8.1	8.4	8.7	8.8	9.0	0.8
Total provincial debt	23.4	28.3	25.4	22.3	25.9	31.2	34.5	39.3	43.2	46.4	7.9
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	-	-	-17.3	-100.0	-	180.9	30.0	42.9	26.5	19.9
Provincial government capital	9.5	9.4	7.7	0.1	11.1	12.2	12.7	11.7	10.7	9.2
Taxpayer-supported entities	6.0	12.3	8.7	25.4	11.7	11.3	14.8	20.0	14.5	10.6
Total taxpayer-supported debt	8.3	29.2	4.3	-3.9	25.9	31.4	17.6	22.6	16.8	13.2
Self-supported debt:
Commercial Crown corporations & agencies	11.4	5.5	3.6	4.1	8.7	8.5	7.9	7.9	6.1	6.0
Total provincial debt	9.4	20.7	4.1	-1.4	20.2	24.6	43.4	37.0	36.2	27.9
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	-	1,690	1,384	-	1,583	4,323	5,593	8,061	10,150	12,041	n/a
Provincial government capital	6,059	6,544	6,981	6,818	7,358	8,030	9,009	10,156	11,200	12,099	8.0
Taxpayer-supported entities	2,986	3,310	3,563	4,357	4,731	5,120	5,852	7,086	8,081	8,845	12.8
Total taxpayer-supported debt	9,045	11,543	11,927	11,176	13,671	17,473	20,454	25,303	29,431	32,986	15.5
Self-supported debt:
Commercial Crown corporations & agencies	5,074	5,284	5,419	5,503	5,813	6,134	6,585	7,167	7,573	7,947	5.1
Total provincial debt	14,119	16,827	17,347	16,679	19,484	23,607	27,040	32,470	37,005	40,933	12.6
Real Per Capita Provincial Debt (2025 $) [4]	17,031	20,145	20,202	18,169	20,425	24,109	27,040	31,805	35,551	38,561	9.5
Growth rate (per cent)	5.0	18.3	0.3	-10.1	12.4	18.0	12.2	17.6	11.8	8.5

[1]	Numbers may not add due to rounding.
[2]	Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 debt divided by nominal GDP for the 2026 calendar year).
[3]	Per capita debt is calculated using July 1 population (e.g. 2026/27 debt divided by population on July 1, 2026).
[4]	Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 debt).

Budget and Fiscal Plan - 2026/27 to 2028/29	| 173

Appendix

Table A19 Key Provincial Debt Indicators – 2019/20 to 2028/29

	Actual 2019/20	Actual 2020/21	Actual 2021/22	Actual 2022/23	Actual 2023/24	Actual 2024/25	Updated Forecast 2025/26	Budget Estimate 2026/27	Plan 2027/28	Plan 2028/29	Average annual change
											(per cent)
Debt to revenue (per cent)
Total provincial	95.9	115.2	104.4	90.7	113.4	134.8	150.8	177.4	196.0	210.8	9.2
Taxpayer-supported	80.6	101.4	90.9	74.3	97.9	122.7	141.8	173.2	195.3	213.5	11.4
Debt per capita ($) [1]
Total provincial	14,119	16,828	17,346	16,678	19,485	23,607	27,037	32,473	37,005	40,935	12.6
Taxpayer-supported	9,045	11,544	11,927	11,175	13,672	17,473	20,453	25,305	29,431	32,988	15.5
Debt to nominal GDP (per cent) [2]
Total provincial	23.4	28.3	25.4	22.3	25.9	31.2	34.5	39.3	43.2	46.4	7.9
Taxpayer-supported	15.0	19.4	17.5	15.0	18.2	23.1	26.1	30.6	34.4	37.4	10.7
Interest bite (cents per dollar of revenue) [3]
Total provincial	3.8	3.7	3.3	3.2	3.8	4.6	5.1	6.3	7.2	8.0	8.6
Taxpayer-supported	3.1	3.1	2.8	2.5	3.2	4.1	4.9	6.2	7.3	8.2	11.3
Interest costs ($ millions)
Total provincial	2,872	2,817	2,848	3,116	3,647	4,600	5,253	6,542	7,758	8,908	13.4
Taxpayer-supported	1,807	1,832	1,896	2,032	2,444	3,278	4,019	5,154	6,249	7,279	16.7
Interest rate (per cent) [4]
Taxpayer-supported	4.1	3.5	3.1	3.3	3.6	3.8	3.7	4.0	4.0	4.1	0.1
Background Information:
Revenue ($ millions)
Total provincial [5]	75,283	75,583	86,832	98,583	94,769	99,315	102,153	103,378	107,081	111,256	4.4
Taxpayer-supported [6]	57,386	58,925	68,587	80,575	77,043	80,729	82,161	82,527	85,452	88,516	4.9
Debt ($ millions)
Total provincial	72,161	87,100	90,666	89,380	107,462	133,877	154,059	183,374	209,855	234,559	14.0
Taxpayer-supported [7]	46,229	59,750	62,341	59,888	75,402	99,089	116,540	142,897	166,906	189,019	16.9
Provincial nominal GDP ($ millions) [8]	308,993	307,412	357,002	400,154	414,465	429,089	446,860	466,640	485,669	505,941	5.6
Population (thousands at July 1) [9]	5,111	5,176	5,227	5,359	5,515	5,671	5,698	5,647	5,671	5,730	1.3

[1]	The ratio of debt to population (e.g. 2026/27 debt divided by population at July 1, 2026).
[2]	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2026/27 debt divided by 2026 nominal GDP).
[3]	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.
[4]	Weighted average of all outstanding debt issues.
[5]	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.
[6]	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.
[7]	Excludes debt of commercial Crown corporations and agencies and funds held under the province's warehouse borrowing program.
[8]	Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2026 is used for the fiscal year ended March 31, 2027).
[9]	Population at July 1st within the fiscal year (e.g. population at July 1, 2026 is used for the fiscal year ended March 31, 2027).

174 |	Budget and Fiscal Plan - 2026/27 to 2028/29

This page intentionally left blank.